Exhibit 99.3

MANAGEMENT PROPOSAL FOR THE

ANNUAL GENERAL MEETING OF

SUZANO S.A.

TO BE HELD EXCLUSIVELY DIGITALLY

ON APRIL 25, 2025

Exhibit 99.3

The above items are an integral part of this Management Proposal (“Management Proposal” or “Proposal”) and comply with the provisions of Law No. 6,404 on December 15, 1976 (“Corporation Law”) and Resolutions of the Brazilian Securities and Exchange Commission (“CVM”) No. 80 and 81 on March 29, 2022, as amended (“CVM Resolution 80/22” and “CVM Resolution 81/22”).

Exhibit 99.3

I.Information on the matters subject to deliberation
Dear Shareholders,

The Management of Suzano S.A. (“Company” or “Suzano”) hereby presents to the Shareholders the following proposals to be deliberated upon at the Annual General Meeting to be held on April 25, 2025, at 10:00 a.m., exclusively digitally, pursuant to CVM Resolution 81/22 (“AGM”).

The Management emphasizes that the AGM, on first call, will be held with the presence of at least 1/4 (one quarter) of the Company's share capital, pursuant to article 125 of the Brazilian Corporations Law.

Shareholders, or their representatives, pursuant to the law, may participate in the Company's AGM by (i) accessing the “Atlas AGM” Digital Platform, made available by the Company, or (ii) submitting a Remote Voting Bulletin (“BVD”) in advance, pursuant to CVM Resolution 80/22. Further guidance and information for the participation of Shareholders in the AGM are outlined in the Company's Participation Manual.

The Company emphasizes that the presentation of the information contained in this Proposal does not replace, for any purpose, the careful and complete reading of all its Annexes.

(1)To review the management accounts for the fiscal year ended December 31, 2024; and (2) To examine, discuss and vote on the Company's financial statements for the fiscal year ended December 31, 2024, as well as consider the management report for such fiscal year.

The Management Report and the Company's individual and consolidated Financial Statements and their respective Explanatory Notes, all related to the fiscal year ended December 31, 2024, accompanied by the independent auditor's report, the Fiscal Counil’s opinion, and the Statutory Audit Committee's opinion are available on the Company's website (www.suzano.com.br/ri), CVM’s website (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) website (www.b3.com.br).

The Company's individual and consolidated Financial Statements and Management Report were prepared by the Board of Officers, audited by PricewaterhouseCoopers Auditores Independentes and approved by the Company's Board of Directors at a meeting held on February 12, 2025, with favorable statements from the Audit Committee and the Fiscal Council at meetings held on February 10, 2025, and concluded on February 12, 2025. These statements are available at the same electronic addresses mentioned above.

Exhibit 99.3
The Company hereby clarifies that, in the fiscal year ended December 31, 2024, a net loss of BRL 7,074,198,000.00 was recorded, as evidenced in the Company's Financial Statements, audited by PricewaterhouseCoopers Auditores Independentes, to be allocated as provided for in Law 6,404/76. Due to the recording of losses in said fiscal year, the Company is exempt from presenting the information indicated in Annex A of CVM Resolution 81/22.

The other information and comments from the management on the Company's financial situation in accordance with Section 2 of the Reference Form and Annex C of RCVM Resolution 81/22 are included in this Proposal under the terms of Item II.

(3) If the Company's Fiscal Council is established, decide to set the number of members that will comprise the Fiscal Council at three (3) members.

As provided for in Article 24 of the Company's Bylaws, the Fiscal Council does not operate on a permanent basis and is only installed upon request by shareholders, in accordance with applicable legislation. Once installed, the Fiscal Council is composed of 3 (three) to 5 (five) effective members and an equal number of alternates.

Furthermore, in accordance with item I-A of article 5 of CVM Resolution 81, the request for the installation of the Company's Fiscal Council may be made by Shareholders of the Company who own at least 2% (two percent) of the total common shares of the Company, in line with the provisions of article 4 of CVM Resolution No. 70, on March 22, 2022, as amended.

If the Supervisory Board is installed, the Management proposes and supports that the Fiscal Council be composed of 3 (three) effective members and an equal number of alternates.

(4) If the Fiscal Council is established, deliberate on the election of its members.

According to the communication sent to the Company by Dynamo on March 14, 2024, in its capacity as fiduciary manager of investment funds holding outstanding shares issued by the Company, Messrs. Eraldo Soares Peçanha and Kurt Janos Toth were nominated as candidates for effective and alternate members, respectively, to participate in a separate election of the Fiscal Council, in accordance with Article 161, Paragraph 4, of the Brazilian Corporation Law.

In view of the nomination by the minority shareholder above, if the Fiscal Council is installed, the Management upholds the election of Messrs. Luiz Augusto Marques Paes and Rubens Barletta, as effective members, with Mr. Luciano Douglas Colauto and Roberto Figueiredo Mello as their respective alternates, all appointed by the Company's controlling shareholders.

For further information on this matter, please see the document contained in Item III of this Proposal, prepared in accordance with Section 7 of the Reference Form and Annex C of CVM Resolution 81/22.

Exhibit 99.3
(5) Set the overall annual compensation of the Company’s management and the Fiscal Council, if established, for the fiscal year ending December 31, 2025.

It is proposed to the Company’s shareholders at the AGM, pursuant to article 152 of the Brazilian Corporate Law, the approval of the annual global amount of up to BRL 176,643,034.42 (one hundred and seventy-six million, six hundred and forty-three thousand, thirty-four reais and forty-two cents) as Management’s compensation (Board of Directors (including activities as a member of the Board of Directors and as a member of the Advisory Committees, as applicable) and Statutory Board of Officers) and members of the Company's Fiscal Council, if established, for the fiscal year of 2025, in compliance with the current legislation and the Company’s Bylaws:

Proposed remuneration for the fiscal year 2025
	Board of Directors	Statutory Board of Officers	Supervisory Board	Total
Fixed compensation and benefits	19,579,469.66	20,037,437.87	1,261,729.70	40,878,637.23
Bonus	0.00	7,500,000.00	0.00	7,500,000.00
Profit sharing	0.00	30,798,239.89	0.00	30,798,239.89
Termination of office	0.00	6,057,100.00	0.00	6,057,100.00
Share-based	9,716,314.44	83,372,620.23	0.00	93,088,934.67
Total compensation	29,222,784.79	146,158,519.92	1,261,729.70	176,643,034.42
Notes:
(1)In the corresponding amounts are not included the taxes and burden charges of the Company on the compensation, as instructed by the Annual Official Letter CVM/SEP 2025.
(2)Benefits encompass direct, indirect and post-employment benefits.
(3)The values forecast for short-term variable remuneration of the Board of Officers are based on the event of exceeding the target.
(4)Total share-based compensation is made up of 79% of competence acquired due to the vesting of the long-term incentive program and 21% of amounts arising from estimates of new grants. The calculated amount considers the present value of potential future gains from share-based compensation, calculated on the date of each grant, taken to the income statement on a pro-rata basis over the “vesting” period, without changes in values, regardless of subsequent fluctuations in the share price. Therefore, it is important to emphasize that the result presented in the table above does not represent financial gains actually realized by executives in the reported fiscal year.

It should be noted that the global annual amount proposed above refers to an estimate of the aggregate maximum amount that may be spent by the Company on the compensation of its managers (including the compensation and occasional benefit portions) in the period between January and December 2025, consistent with the period covered by the Reference Form (financial year) referred to in RCVM 81/22.

Exhibit 99.3
As it is an estimate, even if based on criteria, projections of the value of shares and values known at the time of its assessment (e.g. value of fixed remuneration), such proposed annual global amount is subject to circumstances that are unpredictable or not yet definitive on the date of its approval, mainly as a result of the following events: (i) the appreciation (or depreciation) of the price of shares issued by the Company, impacting the share-based compensation portion; and (ii) the eventual dismissal of members of the statutory board of officers with corresponding payment of severance amounts.

Proposed remuneration for the fiscal year 2024 x Proposed remuneration for the fiscal year 2025:

The overall compensation expected for the financial year 2025 represents a reduction of 15% compared to the amount proposed for the 2024 financial year of BRL 207,245,172.67 (two hundred and seven million, two hundred and forty-five thousand, one hundred and seventy-two reais and sixty-seven centavos).

The Company emphasizes that the amount projected for 2024 was impacted by non-recurring expenses, resulting from the change in the Company's management in said financial year. For 2025, the overall compensation forecast reflects the normalization of these extraordinary effects, resulting in a lower amount than that estimated for the previous year. Below are the main effects that justify the variation:
Profit Sharing: readjustment of short-term variable remuneration amounts, considering market practice.
Bonus: considers contractual arrangements arising from the change in the composition of the management.
Termination of Office: considers contractual arrangements arising from the change in the composition of the administration.
Fixed Compensation and Benefits: considers (i) consequence of the change in the composition of the management and (ii) salary and pro-labore readjustments expected for 2025 financial year.
Share-based: considers (i) the effect resulting from the change in the value of the share, (ii) the forecast of new grants of share programs to be carried out in 2025 financial year and (iii)

Exhibit 99.3
long-term incentives and bonuses granted due to the change in management as per the Material Fact published on 02/28/2024.

Proposed remuneration for the financial year 2024 x Remuneration carried out in the financial year 2024:

At the 2024 Annual General Meeting, the Company approved for such fiscal year the global amount, free of taxes, of BRL 207,245,172.67 (two hundred and seven million, two hundred and forty-five thousand, one hundred and seventy-two reais and sixty-seven centavos) versus a global expenditure on the remuneration of the Management (Board of Directors and Board of Officers) and the members of the Fiscal Council in said fiscal year, in the amount, free of taxes, of BRL 158,959,632.59 (one hundred and fifty-eight million, nine hundred and fifty-nine thousand, six hundred and thirty-two reais and fifty-nine centavos), representing, therefore, BRL 48,285,540.09 (forty-eight million, two hundred and eighty-five thousand, five hundred and forty reais and nine cents) less than originally approved. Below are the main effects that justify the variation:

Termination of Office: considers contractual arrangements arising from the change in the composition of the management.
Fixed Compensation and Benefits: considers the reflection of the change in the composition of the management.
Profit Sharing: considers variation considering the final calculation of the program.
Share-based: considers (i) variation of the expected target price of the share compared to the realized price for the period and (ii) reversal of the provision for share programs, due to the departure of executives from the statutory board of officers.

Therefore, the variation observed reflects, mainly, adjustments in variable compensation, with emphasis on the effects of the reversal of Long-Term Incentive provisions and the calculation of the short-term incentive program. The extraordinary expenses related to the change in the Company's management were offset by the reduction in the other components of the overall compensation.

Exhibit 99.3

Remuneration carried out in the fiscal year 2024 x Proposed remuneration for the fiscal year 2025:

In 2025 financial year, the Company incurred a total expenditure on compensation for Management (Board of Directors and Statutory Board of Officers) and members of the Fiscal Council in the amount, free of taxes, of BRL 158,959,632.59 (one hundred and fifty-eight million, nine hundred and fifty-nine thousand, six hundred and thirty-two reais, and fifty-nine centavos) versus the total amount, free of taxes, of BRL 176,643,034.42 (one hundred and seventy-six million, six hundred and forty-three thousand, thirty-four reais, and forty-two centavos) as submitted for approval by the Annual General Meeting, representing, therefore, BRL 17,683,401.83 (seventeen million, six hundred and eighty-three thousand, four hundred and one reais, and eighty-nine centavos). three cents) higher than the fiscal year 2024. Below are the main effects that justify the variation:

Profit Sharing: considers (i) the estimated achievement exceeding the target and (ii) the adjustment of values, considering market practice.
Bonus: considers contractual arrangements arising from the change in the composition of the management.
Termination of Office: considers contractual arrangements arising from the change in the composition of the management.
Fixed Remuneration and Benefits: considers (i) reflection of the change in the composition of the management and (ii) salary and pro-labore adjustments expected for 2025 financial year.
Share-based: considers (i) the forecast of new grants of share programs to be carried out in fiscal year 2025 and (iii) long-term incentives and bonuses granted due to the change in management as per the Material Fact published on 02/28/2024.

Therefore, it is observed that the growth in compensation forecast for fiscal year 2025 is fundamentally justified due to events resulting from changes in the composition of the management and the estimated achievement of the short-term compensation program.

Exhibit 99.3
Compensation strategy:

The fixed and variable compensation of the Company's management bodies are established, in accordance with market standards, through research conducted by renowned consulting firms specialized in the subject, and are detailed in Annex III of this Proposal, in accordance with Section 8.1 of the Reference Form and RCVM 81/22.

The compensation of the Company's Management aims to align the managers with the shareholders' objectives and with the Company's strategy and sustainability, while seeking to adequately compensate such executives and maintain and recognize high-performance professionals, with adequate skills and market experience and encouraging a meritocratic culture. For this purpose, we seek to balance the responsibilities of the managers, the time dedicated to their duties, their competence, professional reputation and the value of their services in the market with the fees proposed and assessed by the Appointment and Compensation Committee.

As per market practice and in accordance with the directors' objectives, the compensation structure includes fixed and variable components, the latter of which include the Company's short, medium and long-term incentives. Both portions of the variable compensation act to align the executives with the shareholders' objectives and with the Company's sustainability.

The variable compensation to which the Company's Management may be entitled corresponds, in relation to the Board of Directors, to the Performance Share Plan; and, with respect to the Statutory Board of Officers, short-term incentive plans as a form of reward for achieving goals that support the Company's short-term strategy and long-term incentives through the Phantom Shares Grant Plan, the Restricted Shares Grant Plan (Performance Shares) and the settlement of the SAR (Share Appreciation Rights) Plan. Long-term incentive plans reward managers for achieving results that support medium- and long-term strategic objectives and creating value for stakeholders, through the appreciation of the Company's shares.

For further information on this matter, see the document contained in Item IV of this Proposal, pursuant to Section 8 of the Reference Form and Annex C to CVM Resolution 81/22.

Additional Information and Where to Find It

The documents required by the Brazilian Corporation Law and CVM Resolution 81/22 were submitted to the CVM on this date, through the Periodic Information System (IPE) and are available to shareholders at the Company's headquarters, on its investor relations website (www.suzano.com.br/ri), as well as on the CVM website (www.cvm.gov.br) and the B3 website (http://www.b3.com.br).

In reinforcement of its commitment to sustainability, Suzano informs that, on March 24, 2025, it made available in the Sustainability Center and on the Company's institutional website the main indicators, policies and positions on the topic of sustainability.

Exhibit 99.3

The Company also discloses its non-financial information annually based on internationally recognized reporting frameworks and regulations, such as CVM Resolution No. 59 of December 22, 2021, Sustainability Accounting Standards Board (SASB), Global Reporting Initiative (GRI) and is aligned with the guidelines for Climate-Related Disclosures (IFRS S2, of the International Financial Reporting Standards S2), published by the International Sustainability Standards Board (ISSB), which incorporated the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD).

In 2025, the Company continues to seek to meet the interest of voting guidance at Shareholders' Meetings, publishing such information before sending the Management Proposal for the Annual General Meeting. The Sustainability Center and the Sustainability Report, with data corresponding to the 2024 performance, can be accessed through the link https://www.suzano.com.br/sustainability-reports/2024-sustainability-report.

Marcos Moreno Chagas Assumpção
Executive Vice President of Finance and Investor Relations

II.Comments by the Officers (Section 2 of Annex C to CVM Resolution 80/22)

2.1.     Financial and equity conditions
The Company's consolidated annual information, which is presented in item 2 of the Reference Form, was prepared in accordance with the standards of the Brazilian Securities and Exchange Commission (CVM) and the Accounting Pronouncements Committee (CPC) and is in compliance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The Company's unaudited consolidated interim financial information, which is also presented in item 2 of the Reference Form, was prepared in accordance with IAS 34 – Interim Financial Statements issued by the IASB and with accounting practices adopted in Brazil for interim financial statements (Technical Pronouncement - CPC 21 – "Interim Financial Information"). The data contained in this document were obtained from financial information made available to CVM. The Company further informs that, unless otherwise indicated, the information contained in section 2 of the Reference Form was prepared in millions of reais and the balances may differ due to rounding used to maintain the document's consistency.
The Company's individual and consolidated financial statements will be available on the Company's website (https://ri.suzano.com.br/), on the CVM website (www.cvm.gov.br) and on the B3 S.A. - Brasil, Bolsa, Balcão website (www.br.com.br).

a) general financial and equity conditions
The Board of Officers understands that the Company has sufficient financial and equity conditions to meet its short- and medium-term obligations. The Company has focused its efforts on seeking options with longer terms and more competitive costs.
In the fiscal years ended December 31, 2024 and December 31, 2023, the Company recorded, respectively, a net loss of BRL 7,044.7 million and a net profit of BRL 14,106.4 million. The changes in the Company's results in 2024 are mainly due to the negative financial result of BRL 28,802.1 million, substantially due to the negative result of unrealized exchange rate variation and derivative financial instruments in its hedging operations.
Adjusted EBITDA in the twelve-month period ended December 31, 2024 was BRL 23,849.2 million, while in the twelve-month period ended December 31, 2023 it was BRL 18,273.0 million. Cash generation, measured by EBITDA, in the twelve-month period ended December 31, 2024 mainly reflects: (a) higher sales volume; (b) higher average net cellulose price in dollars; (c) the devaluation of the average dollar in relation to the real. Adjusted EBITDA was calculated considering Earnings Before Interest, Taxes, Depreciation and Amortization, minus adjustments for non-recurring items, as detailed in item 2.5 of the Reference Form.
The Company's equity in the year ended December 31, 2024 was BRL 32,415.5 million and on December 31, 2023 it was BRL 44,810.3 million. The variation was mainly due to the net loss for the year of BRL 7,044.7 million and the distribution of interest on equity of BRL 2,500.0 million, against the Company's profit reserves.
On December 31, 2024, the Company had a cash and cash equivalents and financial investments position of BRL 22,382.3 million and on December 31, 2023 it was BRL 21,613.2 million. On December 31, 2024, net debt was BRL 79,053.2 million (US$12,766 million) versus BRL 55,560.5 million (US$11,476 million) on December 31, 2023. The main factors explaining the increase in net debt refer to (i) exchange rate variation in the period; (ii) expansion CAPEX; (ii) share buyback and distribution of interest on equity; and (iv) investments in forests, the acquisition of the stake in Lenzing and the assets of Pactiv Evergreen.
During 2024, the Company increased its net debt in dollars by 11%, ending the year with leverage of 2.9x in dollars, measured by net debt/adjusted EBITDA for the last 12 (twelve) months. On December 31, 2023, the ratio was 3.1x in dollars.

b) capital structure
The Board of Officers understands that on December 31, 2024, the Company's capital structure, as described and detailed below, presents adequate levels of leverage. The Board of Officers constantly monitors the relationship between the Company's equity and third-party capital, aiming to maintain a relationship that provides a greater return on the capital invested by the Company's shareholders, without depreciating its liquidity, and ensuring the sustainability of its business in the long term.
The percentage of capital composed of equity (Equity divided by Total Liabilities) was 19.5% on December 31, 2024 and 31.2% on December 31, 2023.
The percentage of capital composed of third-party capital (Liability divided by Total Liabilities) was 80.5% on December 31, 2024 and 68.8% on December 31, 2023.
There is no provision in the Company's Bylaws for the redemption of shares.
Historically, the Company has financed its operations from a combination of resources arising from: (i) its operating activities; (ii) investments by its shareholders; and (iii) loans and financing contracted with the financial market.

c) payment capacity in relation to the financial obligations assumed
The Company's fundraising and cash management policy is guided by the concept of “liquidity horizon”, which provides the time measurement during which the resources available in cash, added to the generation of operating cash and the resources from financing contracted and not disbursed, estimated under unfavorable market conditions, are capable of supporting the payment of all obligations contracted for the period, including all principal and interest repayments on short-term financing.
The available cash balance on December 31, 2024 is BRL 30,278 million – of which BRL 22,382 million is in cash and BRL 7,895 million is in stand-by facilities, so that it is capable of supporting the next 3 (three) years of long-term debt, which totals BRL 30,694 million. Below is a graphic representation of the amortization schedule for the fiscal year 2024.

For maturities above these periods, we shall consider an estimate of operating cash generation. More information on the Company's long-term debt and cash ratio is shown in item 2.1(f) below.
Based on the above, the Board of Officers is committed to maintaining the Company's economic and financial balance and, to this end, relies on existing resources, operating cash generation, access to capital markets and financing at competitive costs, in addition to several alternatives analyzed by the Company whenever necessary. The Company's officers believe that operating cash flow, plus cash equivalents, are sufficient to meet the financial commitments contracted.
In the fiscal year ended December 31, 2024 and in the fiscal year ended December 31, 2023, the Company fully complied with its commitments.

d)     sources of financing for working capital and investments in non-current assets used
The Company raises funds, when necessary, through financial contracts, which are used to finance the Company's working capital needs and short- and medium-term investments, as well as to maintain cash availability at a level that the Company believes is appropriate for the performance of its activities.
Working capital financing, as shown in the Financing and Loans table in item 2.1(i), was carried out through export financing operations, which allow the matching of export receipt flows with the payment flows of these financing, bringing the additional advantage of protecting export receivables against the risk of exchange rate variation, and through forfaiting operations and letter of credit discounts, when appropriate.
To finance projects, the Company has contracted loans from development banks and other financing institutions focused on projects that offer competitive conditions, including principal and interest payment terms compatible with the projects' return flows, in order to prevent their implementation from putting pressure on the Company's payment capacity.
The Company has also used, as financing alternatives, the issuance of Senior Notes (bonds) from fiscal years prior to 2024, such as the placement of debt securities on the international market and debentures, and the placement of debt securities on the domestic market.
e)     sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity deficiencies
The Company has a high level of liquidity and consistent internal cash generation, which, together with access to the capital market, as indicated in items “2.1.a” and “2.1.b”, are sufficient to satisfactorily meet its short and medium-term commitments.

If there is a mismatch between cash and short-term maturities, the Company may contract new credit lines for working capital and investments, with these credit lines being treated on a case-by-case basis.

f)     Debt levels and characteristics of such debts
(i)     relevant loan and financing agreements
The Company's consolidated financing and loans as of December 31, 2024, and in the year ended December 31, 2023, had the following sources (in thousands of Reais):

With respect to the relevant loan and financing agreements described above, the Board of Officers points out that:

a)     If the Long-Term Interest Rate ("TJLP") exceeds 6% per year, the excess portion is included within the principal and subject to interest. Transactions subject to the Long-Term Rate ("TLP") are composed of the IPCA and a fixed interest rate from BNDES.
b)     Loans and financing are guaranteed, depending on the contract, by (i) factory mortgages; rural properties; (iii) fiduciary transfer of the asset being financed; (iv) shareholder guarantee; and (v) bank guarantee (surety).
c)     Considers the balance of interest related to undrawn credit balances and other debts of affiliates.
d)     In March 2017, Suzano Austria issued Senior Notes in the amount of US$ 300 million, maturing on March 16, 2047, with semi-annual interest payments of 7.00% per year and a final return to investors of 7.38% per year. Additionally, in the last quarter of 2017, Suzano, through its subsidiary Suzano Trading, repurchased Senior Notes in the amount of US$456 million and, through Suzano Austria, reopened the issuance of Senior Notes in the amounts of (i) US$200 million, maturing on July 14, 2026, and interest corresponding to 4.62% per year, to be paid semi-annually, in the months of January and July, and (ii) US$200 million maturing on March 16, 2047, with interest corresponding to 6.30% per year, to be paid semi-annually in the months of March and September. In September 2018, there was a new issuance of Senior Notes, in the amount of US$ 1.0 billion, with interest of 6.00% per year and maturity in 2029. In November 2018, Suzano Austria reopened the issuance of Senior Notes maturing on March 16, 2047, in the amount of US$ 500 million, with interest corresponding to 6.85% per year, to be paid semi-annually in the months of March and September. In February 2019, Suzano Austria reopened the September 2018 issuance, with a fixed interest rate of 6.00% per year, in the amount of US$750 million, maturing in 2029. In May 2019, Suzano Austria reopened the March 2017 issuance in the amount of US$250 million, maturing in 2047 and paying semi-annual interest of 7.00% per year, and issued Senior Notes in the amount of US$1 billion, maturing in January 2030, paying semi-annual interest of 5.00% per year. In September 2020, Suzano Austria issued Global Notes in the amount of US$750 million, maturing in 2031 and paying semi-annual interest of 3.75% per year until January 15, 2021, and 4.00% starting on July 16, 2026. In November 2020, Suzano Austria reopened the Global Notes maturing in 2031, issued two months earlier, in the amount of US$500 million and with the same contractual conditions described above. On July 1, 2021, Suzano Austria issued Senior Notes in the amount of US$1 billion, maturing on January 15, 2032, with semi-annual interest payments of 3.125% per year and a final return to investors of 3.280% per year. On September 8, 2021, Suzano Austria issued Senior Notes in the amount of US$500 million, maturing on September 15, 2028, with semi-annual interest payments of 2.50% per year and a final return to investors of 2.70% per year. On November 15, 2024, the Company issued Panda Bonds in China, in the amount of CNY 1,200,000 (equivalent to US$ 166,000 and BRL 960,891), at a fixed cost of 2.8% per year and a total term of three years. The Panda Bonds were certified as green bonds according to the analysis of the China Green Bond Standard Committee. Suzano also voluntarily obtained an independent assessment by Sustainalytics US Inc. (Second Party Opinion), which ensures that the allocation of the funds subject to this transaction is in line with the Green Bond Principles published by the International Capital Markets Association (ICMA).
e)     In February 2019, the Company entered into an export prepayment agreement in the amount of BRL 738.8 million with payment of pre-fixed annual interest of 8.35% per year. and principal repayment in February 2024.
f)     In June 2019, the Company, through its subsidiaries Fibria Overseas Finance and Suzano International Trade, entered into a syndicated loan in the amount of US$750 million with quarterly interest payments and principal repayment between March 2024 and June 2025. On February 14, 2020, the Company, through its wholly-owned subsidiaries Suzano Pulp and Paper Europe S.A., Suzano Austria GmbH and Fibria Overseas Finance Ltd., entered into a syndicated export prepayment agreement in the amount of US$850 million, with quarterly interest payments and maturity in February 2026. On February 10, 2021, the Company, through its subsidiary Suzano Europe, entered into a sustainability-linked syndicated loan in the amount of US$1,570 million, with quarterly interest payments and principal amortization between March 2015 and March 2027. On February 15, 2024, the Company partially settled, in advance, an export prepayment with several banks (syndicated transaction), in the total amount of US$620,000 (equivalent to BRL 3,209,057 (principal and interest)). The residual value of the transaction maintained its original maturity in February 2026 with a floating rate of SOFR + 1.41% per year. On February 15, 2024, the Company, together with a syndicate of banks abroad, raised an export prepayment (“PPE”) in the amount of US$780,000 (equivalent to BRL 3,877,380), with a floating rate of SOFR + 1.65% per year (plus 0.05% per year until maturity), with final maturity in February 2029, as part of the rollover process of a PPE partially settled on the same date. On May 17, 2024, the Company rolled over the ACC in the amount of US$100,000 (equivalent to BRL 511,570) indexed at a fixed rate of 6% per year and with original maturity on May 17, 2024, to a new rate of 6.46% per year. with new maturity on May 19, 2025. On June 5, 2024, the Company raised an ACC from BNP bank in the amount of US$15,000 (equivalent to BRL 79,262) indexed at a fixed rate of 6.43% per year, with maturity on June 9, 2025. On June 21, 2024, the Company rolled over the ACC in the amount of US$35,000 (equivalent to BRL 190,456) indexed at a fixed rate of 6.52% per year and with original maturity on June 21, 2024, to a new rate of 6.54% per year. with new maturity on May 21, 2025.
g)     On September 15, 2019, the Company carried out the 8th issuance of non-convertible debentures of the unsecured type, in the amount of BRL 750,000,000.00, with interest corresponding to 100% of the DI rate plus 1.20%, with semi-annual payments, and payment of the nominal unit value in a single installment with maturity on September 15, 2028. On June 29, 2023, the Company raised simple, non-convertible debentures of the unsecured type, in two series, which were the subject of a public offering for distribution in the total amount of BRL 1,000,000. The debenture is composed of two parts: (i) amount of BRL 500,000 at the cost of IPCA + 6.0188% per year and a total term of seven years, with a single maturity on June 15, 2030; and (ii) amount of BRL 500,000 at the cost of IPCA + 6.2477% per year and a total term of ten years, with a single maturity on July 15, 2033. On

September 18, 2023, the Company raised simple, non-convertible, unsecured debentures in a single series, which were the subject of a public offering for distribution in the total amount of BRL 2,000,000, with a rate corresponding to IPCA + 6.1889% per year. with a 15-year term, maturing on September 15, 2038. On June 7, 2024, the Company settled, in advance, the 6th debenture issuance, with Banco Bradesco, in the total amount of BRL 4,926,631 (principal and interest), as part of a debt rollover strategy. The original maturity of the debenture was in June 2025 and June 2026 and the rate was 112.5% of the CDI per year. On May 29, 2024, the Company raised simple, non-convertible, unsecured debentures in three series, totaling BRL 5,900,000, as part of a debt rollover strategy. The debenture is composed of three parts: (i) amount BRL 1,000,000 at the cost of CDI + 0.8% p.a. and a total term of eight years, with a single maturity date of May 15, 2032; (ii) amount of BRL 4,000,000 at the cost of CDI + 1.0% p.a. and a total term of ten years, with a single maturity date of May 15, 2034 and (iii) a value of BRL 900,000 at the cost of IPCA + 6.11% p.a. and a total term of twelve years, with a single maturity date of May 15, 2036
h)     On December 22, 2022, the Company concluded the contracting of a new credit line (“A&B Loan”) that will be financed by the IFC and a syndicate of commercial banks, in a total amount of US$600,000 (equivalent to BRL 2,891,520). The financing is composed of the following parts: (i) “A-loan”, in the amount of US$250,000 (equivalent to BRL 1,204,800) with IFC’s own resources, at the cost of Term SOFR + 1.80% p.a. and a total term of eight years, with a grace period of six years on principal; and (ii) “B-Loan”, a syndicated loan in the amount of US$350,000 (equivalent to BRL 1,686,720) at the cost of Term SOFR + 1.60% p.a. and a total term of seven years, with a five-year principal grace period. This credit line was fully used by June 30, 2023. The credit operation has sustainability performance indicators (KPIs) associated with targets for: (a) reducing the intensity of greenhouse gas (GHG) emissions; and (b) increasing the representation of women occupying leadership positions in the Company. The resources will be allocated to the Cerrado Project. On December 14, 2023, the Company concluded the contracting of an additional amount, referred to as “B-Loan Tranche 2”, a syndicated loan in the amount of US$195,000 (equivalent to BRL 953,784) at the cost of Term SOFR + 1.80% p.a. and a total term of eight years, with a six-year grace period on principal. As of December 31, 2023, the amount had not yet been withdrawn. On December 10, 2024, the Company withdrew the amount available under the credit line with the IFC and a syndicate of commercial banks, in the amount of US$350,000 (equivalent to BRL 2,118,515). The financing is composed of the following parts: (i) “B-loan - tranche 1”, in the amount of US$105,000 (equivalent to BRL 635,554), at the cost of Term SOFR + 1.60% p.a. and a total term of five years, with a three-year grace period on principal; and (ii) “B-Loan – tranche 2”, in the amount of US$ 245,000 (equivalent to BRL 1,482,961) at the cost of Term SOFR + 1.80% p.a. and a total term of six years, with a four-year grace period on principal. The credit operation has sustainability performance indicators (KPIs) associated with targets for: (a) reducing the intensity of greenhouse gas (GHG) emissions; and (b) increasing the representation of women occupying leadership positions in the Company. The resources will be allocated to the Cerrado Project.
i)     On June 27, 2023, the Company raised BRL 500,000 from BNDES, indexed to the Long-Term Interest Rate (“TLP”), plus fixed interest of 1.65% per year, with a 7 (seven)-year grace period on principal and maturity in December 2037. The funds were allocated to forestry projects. On October 20, 2023, the Company raised BRL 539,000 from BNDES, indexed by TLP, plus fixed interest of 1.65% per year, with a 7 (seven) year grace period on principal and maturity in December 2037. The funds were allocated to forestry projects. The funds were allocated to forestry projects. On October 30, 2023, the Company raised BRL 100,000 from BNDES, indexed by TLP, plus fixed interest of 1.75% per year, with a 1 (one) year grace period on principal and maturity in October 2042. The funds were allocated to industrial projects. On December 28, 2023, the Company raised BRL 100,000 from BNDES, indexed by TLP, plus fixed interest of 1.75% per year, with a 2 (two) year grace period on principal and maturity in December 2043. The funds were allocated to industrial projects. On June 27, 2024, the Company raised BRL 65,000 from BNDES, indexed to the Long-Term Interest Rate (“TLP” – 5.56% per year), plus fixed interest of 1.75% per year, with a 1 (one) year grace period on principal and final maturity in December 2043. The funds were allocated to industrial projects. On August 26, 2024, the Company raised BRL 1,110,000 from BNDES, indexed to the Long-Term Interest Rate (“TLP” - 5.48% per year), plus fixed interest of 1.75% per year, with a 7 (seven)-year grace period on principal and final maturity in May 2044. The funds were allocated to forestry projects. On October 16, 2024, the Company raised BRL 32,000 from BNDES, indexed to the Long-Term Interest Rate

(“TLP” – 5.27% per year), plus fixed interest of 1.75% per year, with final maturity in October 2042. The funds were allocated to industrial projects. On November 8, 2024, the Company raised BRL 154,000 from BNDES, indexed to the Long-Term Interest Rate (“TLP” – 5.23% per year), plus fixed interest of 1.65% per year, with final maturity in December 2037. The funds were allocated to forestry projects. On December 20, 2024, the Company raised BRL 61,000 from BNDES indexed to the reference rate (“TR”), plus fixed interest of 2.24% per year, with a grace period of 1 (one) year and final maturity in December 2040. The resources were allocated to technological innovation projects. On December 26, 2024, the Company raised BRL 208,981 from BNDES, indexed to the exchange rate variation of the US dollar against the Real, plus fixed interest of 1.65% per year, with a grace period of one and a half years and final maturity in December 2044. The funds were allocated to industrial projects.
j)     On August 9, 2023, the Company settled, in advance, a rural credit note and two export credit notes, with Banco Safra, in the total amount of BRL 1,615,500 (principal and interest), as part of the debt rollover strategy. The original debt maturities were in June and August 2026, and the rates between CDI + 0.99% per year and CDI + 1.03% per year. On the same date, the Company obtained a rural credit note from Banco Safra in the amount of BRL 2,000,000 with a floating rate of CDI + 1.25% per year, with final maturity in August 2030. On March 28, 2024, the Company obtained a rural product note (CPR) from Banco Safra in the amount of BRL 200,000 with a floating rate of 100% of the CDI, with final maturity in March 2025.
k)     On April 30, 2024, the Company obtained financing from EDC in the amount of US$125,000 (equivalent to BRL 646,475) with a floating rate of SOFR + 1.74%, with final maturity in April 2031.

Other Financial Contracts
In February 2020 and February 2021, the Company entered into derivatives contracts with Banco Credit Agricole Brasil S.A. for a total volume of US$716 million, with interest rates of 1.765% per year and 2.35% per year (in USD) and maturities in February 2026 and March 2027.
In February 2020, the Company entered into derivatives contracts with Rabobank for a total volume of US$56 million, with interest rates of 2.59% per year (in USD) and maturity in February 2026. In January 2024, swap transactions were contracted with a volume of BRL 496 million, interest rates of SOFR + 2.28% and SOFR + 2.29% and maturity in 2030. In September 2024, swap transactions were also contracted with a volume of US$100 million, interest rates of 4.61% per year (in USD) and 4.93% per year (in USD) and maturities in 2027 and 2029.
In March 2020, the Company entered into a derivatives transaction agreement with Banco Santander (Brasil) S.A., for a total volume of US$50 million, with an interest rate of 1.76% per year. (in USD) and maturity in June 2025. In November 2022, swaps were contracted with a volume of BRL 647 million and interest rates between 83.7% and 84.1% of the CDI with maturities in November 2034. In April and June 2023, swap operations were contracted with a volume of BRL 1.15 billion, interest rates between 107.59% and 110.70% of the CDI and maturities in 2030, 2033, 2037 and 2038. In December 2024, swap operations were contracted with a volume of BRL 592 million, interest rates of 97.45% of the CDI, 99.2% of the CDI and 100.3% of the CDI and maturities between 2043 and 2044.
In March 2020, the Company entered into with Banco Itaú Unibanco S.A. contracts for derivative operations, totaling US$ 100 million, with interest rates of 1.76% per year and 1.785% per year (in USD) and maturing in June 2025. In May 2024, a swap operation was contracted with a volume of BRL 900 million, an interest rate of 99.1% of the CDI and maturing in 2036. Swap operations were also contracted in May, September and October 2024 with a volume of US$ 360 million, an interest rate of 4.9% per year (in USD), 5.03% per year (in USD), 4.61% per year (in USD), 4.61% per year (in USD) and 99.4% of the CDI and maturities in 2025, 2027, 2029, 2030 and 2031.
In March 2020, the Company entered into a derivatives transaction agreement with Bank of America, for a total volume of US$50 million, with an interest rate of 1.77% per year (in USD) and maturity in June 2025. In 2023, swaps were contracted with the bank for a volume of US$100 million with interest rates between SOFR+2.33% and SOFR+2.34% and maturities in September 2028. In January, May and September 2024, swap transactions were contracted for a volume of US$300 million, with an interest rate of SOFR + 2.3%, 5.03% per year (in USD), 4.97% per year (in USD), 4.96% per year (in USD) and 100.25% of the CDI and maturing in 2025, 2029 and 2030. A swap transaction was also contracted in November 2024 with a volume of CNH$ 1.2 billion, an interest rate between 4.65% per year (in USD) and maturing in 2027.
In March 2021, the Company contracted with Banco J.P. Morgan S.A. a swap with a volume of US$ 300 million with interest of 2.5195% (in USD) with maturing in March 2027. In August 2023, a swap with a volume of US$ 151 million was contracted with the bank, with interest of SOFR+1.63% and maturity in January 2029. In January, September and October 2024, swap operations were contracted for a volume of US$ 275 million, with interest rates of SOFR + 2.27%, SOFR + 2.19%, 4.63%, 5.02% and 4.86% and maturities in 2027, 2030 and 2031.
In November 2022, the Company entered into a contract with Banco XP for derivative operations, for a total volume of BRL 250 million, with an interest rate of 77.95% of the CDI and maturity in May 2036. In 2023, swap operations were carried out with the bank for a volume of BRL 1.28 billion, with interest rates between 107.39% and 110.25% of the CDI with maturities in 2030, 2033, 2037 and 2038. In August, September, October, November and December 2024, swap transactions were contracted with a volume of BRL 1.7 billion, interest rates of 86.7% of the CDI, 100.37% of the CDI, 100.85% of the CDI, 101.2% of the CDI, 101.4% of the CDI and 103.55% of the CDI and maturing in 2028, 2037, 2042 and 2044.
In July 2023, the Company entered into a contract with Banco Votorantim for derivatives operations, for a total volume of BRL 225 million, with an interest rate of 109.18% of the CDI and maturing in June 2030.
In September 2023, the Company entered into contracts with Banco ABC Brasil for derivative transactions, totaling BRL 500 million, with interest rates of 107.6% and 107.85% of the CDI and maturing in September 2038.
In September 2023, a volume of BRL 250 million in swaps was contracted with Banco Bradesco S.A., with interest rates of 107.48% of the CDI, maturing in September 2038. In May and June 2024, swap transactions were contracted with a volume of BRL 5 billion, interest rates between 6.20% per year (in USD), SOFR 3m + 2.25% and 6.31% (in USD) and maturing in 2032 and 2034. In September 2024, swap transactions were also contracted with a volume of US$200 million, interest rates between 5.07% per year and 5.08% per year (in USD) and maturities in 2029 and 2030
In October 2023, the Company entered into contracts with Banco do Brasil for derivative transactions, totaling BRL 520 million, with interest rates between 6.78% and 6.8% per year (in USD) and maturing in September 2028. In January and June 2024, swap transactions were contracted with a volume of BRL 2 billion, interest rates of 5.45% per year (in USD), 5.9% per year (in USD), 5.92% per year and 5.95% per year (in USD) and maturing in 2028, 2030 and 2036
In January 2024, the Company entered into derivatives contracts with Macquarie Group, for a total volume of BRL 621 million, with interest rates of SOFR + 2.25%, SOFR + 2.27% and SOFR + 2.29% and maturing in 2030.
In January 2024, the Company entered into a derivatives contract with Societe Generale Brasil S.A. for a total volume of US$52 million, with interest rates of SOFR + 2.25% and maturing in 2030.
In June 2024, the Company entered into a swap with Banco Morgan Stanley S.A. with the bank, for a volume of US$15 million, with interest rates of 99.49% of the CDI, maturing in June 2025.
In October, November and December 2024, the Company entered into swap transactions with Goldman Sachs with a volume of BRL 854 million, interest rates of 99.8% of the CDI, 100.9% of the CDI, 102.1% of the CDI, 102.5% of the CDI, and maturities in 2037 and 2044. A swap transaction was also contracted in January 2024 with a volume of US$46 million, interest rates of SOFR +2.23% and maturities in 2028.

Amortizations
The amortization schedule for financial obligations in effect on December 31, 2024, as well as the Company's debt exposure by indexes, is presented below:

Exposure by Instruments and Indicators on December 31, 2024

¹     Considers the portion of debt with swap for a fixed rate in foreign currency. The original debt exposure was: Fixed (US$) – 53%, SOFR – 27%, CDI – 11%, Others (Fixed BRL , IPCA, TJLP, others) – 9%.

(ii)     other long-term relationships with financial institutions
Although there are no other debt-related contracts other than those described above, the Company maintains commercial relationships with the main financial agents in the market, to enable a prompt access to credit lines for possible working capital and investment financing demands.

(iii)     degree of subordination between debts
On December 31, 2024 and December 31, 2023, the Company's debt consisted of secured debts and unsecured debts, with no contractual subordination clause. Therefore, in the event of a insolvency proceeding, the subordination between the obligations recorded in the financial statements will occur in the following order, in accordance with Law No. 11,101, on February 9, 2005, as amended: (i) labor credits; (ii) credits with in-rem guarantee up to the limit of the value of the encumbered asset; (iii) tax credits; (iv) credits with special privilege as provided for in Law No. 11,101/2005; (v) credits with general privilege as provided for in Law No. 11,101/2005; (vi) unsecured credits; (vii) fines and pecuniary penalties; and (viii) subordinated credits.

(iv) any restrictions imposed on the Company, in particular, in relation to debt limits and contracting of new debts, distribution of dividends, sale of assets, issuance of new securities and sale of corporate control, as well as whether the issuer has been complying with these restrictions.
The Company does not currently have financial covenants in its financing agreements. In certain financing agreements there are non-financial covenant clauses, including, but not limited to, restrictions on sale of control. These clauses essentially provide for the maximum level of assignment of receivables, guarantees to third parties and sale of operating assets, which are also in compliance.
Below are described the relevant loans and financing (above 10% of total gross debt) that have a cross-early maturity clause; the company's cross-early maturity clauses provide that the acceleration of the maturity of its obligations may be triggered by the declaration of early maturity of debts of certain companies in the economic group.
•10 Bond contracts, totaling BRL 53,417 million in the consolidated balance sheet on December 31, 2024;
•6 Export Prepayment contracts (export credits), totaling BRL 22,520 million in the consolidated balance sheet on December 31, 2024.
The above relationship represents approximately 75% of the company's gross debt reported on December 31, 2024.
In addition, the Company has financial contracts with BNDES, which contain certain restrictions and specific obligations, such as (i) prior consent from BNDES for merger, spin-off, dissolution, incorporation, reduction or closing of capital or change in effective control, direct or indirect, of the Company, or any other corporate restructuring process involving the Company; (ii) inclusion of BNDES in corporate agreements, articles of association, or corporate agreement of a provision that implies restriction or impairment to the ability to pay the financial obligations assumed by the Company.
The Company, in the normal course of its operations, has observed all applicable contractual provisions and claims to be compliant with all obligations assumed in its financial agreements. In the fiscal year 2024, none of the Company's creditors alleged non-compliance with any of the covenants indicated above.
g)     Limits on financing contracted and percentages already used
On December 31, 2024, there were 6 (six) contracts in force with balances pending disbursement and with use limits. The contracts are listed below:

Financial Agent	Contract	Financing	Index	Interest Rate (per year)	Maturity	Disbursements Made		Available balance
ECA	Credit Limit	US$ 758 millions	Fixed	4.63%	11/01/2032	-	-	US$ 758 millions	100%
BNDES	Credit Limit	BRL 3,000 millions	TLP	IPCA + 1.70%	02/15/2040	BRL 2,040 millions	68%	BRL 960 millions	32%
BNDES	Credit Limit (Innovation 2023)	BRL 31 millions	TR	TR + 2.26%	04/01/2040	BRL 9 millions	29%	BRL 22 millions	71%
BNDES	Credit Limit (Innovation 2024)	BRL 152 millions	TR	TR + 2.24%	11/25/2040	BRL 61 millions	40%	BRL 91 millions	60%
BNDES	Credit Limit Forestry (23-24)	BRL 2,600 millions	TLP	IPCA + 1.75%	04/01/2044	BRL 1,100 millions	42%	BRL 1,500 millions	58%
BNDES	Credit Limit Forestry (23-24)	BRL 625 millions	Fixed	USD + Surcharge Dollar + 1.65%	11/01/2044	BRL 210 millions	34%	BRL 415 millions	66%

h)     significant changes to items in the income and cash flow statements
Comparative Analysis of Consolidated Results – Twelve-month periods ended December 31, 2024 and 2023
Net revenue
Suzano's net revenue in the twelve-month period ended December 31, 2024 was BRL 47,403.3 million, 19% higher than the net revenue recorded in the twelve-month period ended December 31, 2023, of BRL 39,755.6 million, a result impacted mainly by the higher net price of cellulose and sales volume during the year.
Net revenue from cellulose sales in the twelve-month period ended December 31, 2024 totaled BRL 37,593.5 million, 23% higher than the revenue reported for the twelve-month period ended December 31, 2023, which totaled BRL 30,677.3 million, due to the appreciation of the average USD in relation to the average BRL (8%), a 6% increase in sales volume and a 7% increase in the net price in dollars. Revenue from cellulose represented 77.2% of total revenue for the twelve-month period ended December 31, 2023, compared to 79.3% for the twelve-month period ended December 31, 2024.
Net revenue from cellulose exports was BRL 35,298.2 in the twelve-month period ended December 31, 2024, 24% higher than cellulose exports in the twelve-month period ended December 31, 2023, which totaled BRL 28,533.1, due to the 7% increase in the average net price in dollars and 6% in sales volume. Net revenue from cellulose exports accounted for 74.5% of total net revenue in the twelve-month period ended December 31, 2024.
The average international net price of cellulose in the twelve-month period ended December 31, 2024 increased by 7.3%, from US$600/ton in the twelve-month period ended December 31, 2023, to US$644/ton in 2024. In the domestic market, the average net price of cellulose decreased by 0.2%, from US$613/ton in the twelve-month period ended December 31, 2023 to US$611/ton in the same period in 2024.
Net revenue from paper sales in the twelve-month period ended December 31, 2024 totaled BRL 9,809.8 million, 8% higher than the same period of the previous year due to higher sales volumes. Net revenue from paper represented 22.8% of total net revenue in the twelve-month period ended December 31, 2023, compared to 20.7% in the twelve-month period ended December 31, 2024. Net revenue from paper exports represented 5.3% of total net revenue in the twelve-month period ended December 31, 2024. Net revenue from paper in the Brazilian market increased 8.3%, from BRL 6,719.1 million at the end of the twelve-month period ended December 31, 2023 to BRL 7,278.5 million at the end of the twelve-month period ended December 31, 2024, impacted by volume increases.
The average international net price of paper in the twelve-month period ended December 31, 2024 was US$ 1,086/ton, 15% lower than the price in the same period in 2023. In the domestic market, the average price recorded was BRL 7,254/ton in the twelve-month period ended December 31, 2024, 0.3% lower than the price in the same period in 2023.
Cost of Goods Sold ("COGS")
The cost of goods sold in the twelve-month period ended December 31, 2024 totaled BRL 27,402 million, 9% higher than the twelve-month period ended December 31, 2023, of BRL 25,077 million. The COGS effect was positively impacted by lower wood and commodity costs (mainly Brent and soda), but offset by higher volumes, fixed costs, depreciation, amortization and depletion, following the ramp-up of our new plant in Ribas do Rio Pardo (Cerrado Project).
Gross Profit
Due to the reasons explained above, gross profit in the twelve-month period ended December 31, 2024 was BRL 20,002 million, 36% higher than gross profit in the same period in 2023, of BRL 14,679 million. Suzano's gross margin increased from 36.9% in the twelve-month period ended December 31, 2023, to 42.2% in the same period in 2024, mainly due to higher cellulose prices and higher sales volumes, as explained above.
Sales and Administrative Expenses
Suzano's sales expenses totaled BRL 2,939 million in the twelve-month period ended December 31, 2024, 13% higher than the amount recorded in the same period of 2023, of BRL 2,596 million. This increase is a reflection of the higher sales volume in 2024 and the incorporation of Kimberly Clark's tissue business in Brazil, which occurred in the second half of 2023 compared to the entire year of 2024.
Suzano's general and administrative expenses totaled BRL 2,620 million in the twelve-month period ended December 31, 2024, 36% higher than the amount recorded in the same period of 2023, of BRL 1,923 million. The variation can be explained mainly by the increase in personnel expenses.
Result of subsidiaries and joint ventures
The result of subsidiaries and joint ventures showed a loss of BRL 13.8 million in the twelve-month period ended December 31, 2024. Compared to the same period ended December 31, 2023, which had a loss of BRL 19.4 million, the increase was due to better results from some companies, with gains of (i) BRL 5.5 million at Ensyn Corporation, (ii) BRL 2.0 million at Ibema Companhia Brasileira de Papel, (iii) BRL 0.4 million at Spinnova Plc, and (iv) BRL 0.3 million at Woodspin Oy. On the other hand, we had BRL 2.7 million less in results at Biomas - Serviços Ambientais, Restauração e Carbono Ltda.
Other Operating Expenses/Revenues
Suzano's other net operating expenses/revenues totaled BRL 1,262 million in revenue in the twelve-month period ended December 31, 2024, compared to revenue of BRL 2,076 million in the same period in 2023. The negative variation mainly refers to the lower adjustment resulting from the update of the fair value of biological assets, which occurs in the second and fourth quarters of each year.
Operating Profit
Operating profit increased 28%, from BRL 12,216 million at the end of the twelve-month period ended December 31, 2023 to BRL 15,691 million at the end of the twelve-month period ended December 31, 2024. This is due to the facts mentioned above. The operating margin was 33.1% at the end of the twelve-month period ended December 31, 2024, an increase compared to the margin of 30.7% at the end of the same period ended on December 31, 2023.
Net financial result
The net financial result was negative by BRL 28,802 million at the end of the twelve-month period ended December 31, 2024, representing a reduction of BRL 34,583 million compared to the positive result of BRL 5,781 in the same period ended December 31, 2023. This reduction occurred largely due to exchange rate and monetary variations, representing BRL 18,973 million of the total variation. In the result of derivatives, the negative impact compared to the previous year was BRL 14,639 million.
Profit before Income Tax (LAIR)
Profit before income tax decreased, going from a gain of BRL 17,997 million in the twelve-month period on December 31, 2023 to a loss of BRL 13,111 million in the same period on December 31, 2024. This result was impacted by the financial result, as mentioned above.

Income tax and social contribution on profit
Suzano's income tax and social contribution in the twelve-month period ended December 31, 2024 was positive by BRL 6,066 million, compared to a negative amount of BRL 3,891 million in the same period of 2023.
The reduction in current tax was mainly due to the recognition of deferred tax assets on exchange losses and derivatives, temporarily non-deductible for income tax and social contribution purposes, since the tax effect is realized only upon financial settlement.
On the other hand, there was an increase in current tax from 2023 to 2024, driven mainly by higher consolidated profitability and the impact of changes in Brazil's transfer pricing rules, which led to a greater allocation of taxable profit in the country, subject to a nominal rate of 34%.
Net Profit (Loss)
Due to the reasons above, Suzano recorded a negative net profit of BRL 7,045 million in the twelve-month period ended December 31, 2024, compared to a positive net profit of BRL 14,106 million recorded in the same period of the previous year.
Comparative Analysis of Consolidated Cash Flows
Comparative Analysis of Cash Flow Statements – fiscal years ended December 31, 2024 and 2023.
Operating Activities
Operating activities generated net cash in the amount of BRL 20,604.4 million in the fiscal year ending in 2024. This cash generation is strongly associated with gross profit of BRL 20,001.7 million, which represents an increase of 36% compared to the previous year. This positive performance was driven by a 19.2% growth in net revenue, accompanied by a more moderate increase of 9.2% in the cost of goods sold.
Operating activities generated net cash in the amount of BRL 17,315.5 million in the fiscal year ending in 2023. This generation is mainly associated with a net income of BRL 14,106.4 million, with the effect of exchange and monetary variations of BRL 3,087.7 million, which significantly influenced loans, financing and debentures, gains on derivatives, net of BRL 5,526.7 million and a decrease in deferred income tax and social contribution of BRL 3,495.4 million, due to the fluctuation in the rate of BRL 5.2177 on December 31, 2022 compared to BRL 4.8413 on December 31, 2023.
Investment Activities
In fiscal year 2024, investment activities consumed net cash of BRL 20,512.7 million. The amount invested is mainly composed of the acquisition of fixed assets in the amount of BRL 9,190.6 million, the acquisition of biological assets in the amount of BRL 7,180.4 million, the acquisition of equity interest (Timber) in the amount of BRL 2,143.8 million, the acquisition of equity interest in Lenzing in the amount of BRL 1,436.8 and the acquisition of the assets of Pactiv Evergreen Inc. in the amount of BRL 452.1 million.

In fiscal year 2023, investment activities consumed net cash of BRL 26,035.3 million. The amount invested is mainly composed of the acquisition of fixed assets in the amount of BRL 11,674.2 million, acquisition of biological assets in the amount of BRL 5,777.9 million, consumption of BRL 5,296.4 million of net financial investments, payment of the 2nd installment of the acquisition of equity interest (Parkia) in the amount of BRL 1,615.1 million and the acquisition of the tissue business in Brazil in the amount of BRL 1,072.7 million.
Financing Activities
In fiscal year 2024, BRL 83.7 million of net cash was used in financing activities. The use of cash included BRL 2,806.8 million in share repurchases, settlements in the amount of BRL 9,410.8 million in loans, financing and debentures, BRL 1,325.4 million in lease contracts, the payment of BRL 550.6 million in derivative operations and the distribution of interest on equity in the amount of BRL 1,624.6. This effect was offset by the receipt of BRL 15,692.9 million in loans and financing and debentures, which consisted mainly of BRL 5,900.0 million in simple debentures, US$780 million (equivalent to BRL 3,877.4 million) in export prepayment, US$350 million (equivalent to BRL 2,118.5 million) from the International Finance Corporation and CNY1,200.0 million (equivalent to US$166.0 million and BRL 960.9 million) from a Chinese Panda Bond.
In fiscal year 2023, BRL 7,798.9 million in net cash was generated from financing activities. Cash generation included BRL 880.9 million from share repurchases, settlements of BRL 4,296.4 million in loans, financing and debentures, and BRL 1,218.4 million in lease agreements. This effect was offset by the receipt of BRL 3,559.3 million from derivative transactions and the raising of loans, financing and debentures in the amount of BRL 10,944.8 million, which consisted mainly of US$600 million (equivalent to BRL 2,891.5 million) from the International Finance Corporation (“IFC”), BRL 1,239.0 million from BNDES and BRL 2,000.0 million from Banco Safra.

2.2.     Operating and financial incomes
a) Company’s operating incomes
The following are the comments made by Suzano's Board of Officers regarding the analysis of (i) the important components of revenue, and (ii) the main factors that materially affected operating results, which in both cases are: sales level (volume and revenue per product), sales destination (mix between the domestic market and different export regions), market share and prices. Other external factors, over which the Company has little or no control, are discussed in item “2.2.b”.
Sales of Cellulose
In the fiscal years ended December 31, 2024 and 2023, the sales of cellulose of the Company represented, respectively, 79.3% and 77.2% of its total net operating revenue. The volume of exports represented 93.9% and 93.0% of the total volume of cellulose sold in these same periods. The volume of export sales was 10.2 million and 9.5 million tons in the years ended December 31, 2024 and 2023, respectively.

Total sales of cellulose	Fiscal year ended December 31,
	2024	2023

Domestic market sales volume	697	700
External market sales volume	10,168	9,515
Total sales volume	10,865	10,215

Domestic market sales	2,295.3	2,144.2
External market sales	35,298.2	28,533.1
Total net operating revenue	37,593.5	30,677.3
Cellulose Sales Destination
The Company seeks to market its production with a focus on profitability. To this end, sales allocation prioritizes the most profitable markets and customers, within the margin allowed by the commercial policy.

Cellulose Revenue by Region¹	2024	2023
Europe	32%	28%
Asia	42%	44%
Brazil	6%	7%
North America	18%	19%
South/Central America	2%	2%
(1) Data provided annually by the Company.
Also in line with our commercial policy, we seek to balance Cellulose sales to the different paper segments. A highlight is the sanitary paper segment, which in 2024 remained with a significant share of our sales mix, being the main segment served by Suzano.

Cellulose sales by segment¹	2024	2023
Sanitary Purposes	62%	64%
Printing & Writing	15%	12%
Specialties	15%	15%
Others	8%	9%
(1) Data provided annually by the Company.
Cellulose Price
Suzano's average net Cellulose sales price in dollars (domestic and foreign markets) was US$642/ton in the twelve-month period ended December 31, 2024, compared to US$601/ton in the twelve-month period ended December 31, 2023.
The increase in the average net Cellulose sales price in 2024 vs. 2023 was explained by the behavior of international Cellulose prices. The total average net Cellulose price (domestic and foreign markets) in Reais was BRL 3,460/ton in 2024, 15% higher than the price reached in 2023, as a result of higher average prices in dollars in the Cellulose market.
Paper Sales
According to data published by IBÁ (Brazilian Tree Industry), demand for Printing & Writing in Brazil, considering imports, grew by 4% in 2024 compared to 2023.
Suzano's paper sales in 2024, including the consumer goods unit, totaled 1,436 thousand tons, an increase of 11% compared to the volume sold in 2023. Printing & Writing paper sales grew, driven by sales of coated papers, intended for municipal elections in Brazil, as well as a stable performance of the uncoated paper line. In addition, the volume of paperboard was also positively impacted by stock replenishment movements and the good performance of the Brazilian economy; as well as by the acquisition at the end of the year of Pactiv Evergreen's operations in the United States. The tissue paper segment also performed well, largely benefiting from the volume generated by the acquisition of KC's tissue assets in Brazil in mid-2023.
In 2024 and 2023, the Company's paper sales volume for the foreign market was 30.1% and 28.5% of its total paper volume, respectively.
In the fiscal years ended in 2024 and 2023, the Company's paper sales represented 20.7% and 22.8% of its total net operating revenue, respectively.
Paper Sales Destination
The volume sold in the domestic market reached 1,003 thousand tons in 2024, compared to 924 thousand tons in 2023. The volumes sold in the foreign market reached 432 thousand tons in 2024 and 368 thousand tons in 2023.
The composition of paper sales revenue by region is presented in the table below:

Paper Revenue by Region¹	2024	2023
Brazil	74%	74%
South/Central America	12%	16%
North America	9%	5%
Europe	4%	3%
Others	1%	2%
(1) Data provided annually by the Company.

Paper Price
The average net price of paper (domestic and foreign markets) in Reais was BRL 6,832/ton in 2024, compared to BRL 7,030/ton in 2023.
In the domestic market, the average net price of paper was BRL 7,254/ton in 2024, compared to BRL 7,275/ton in 2023. The average net price in the foreign market decreased to US$1,086/ton in 2024, compared to US$1,284/ton in 2023.
Printing and Writing Paper
In the fiscal years ended in 2024 and 2023, respectively, the Company sold 941.1 and 926.4 thousand tons of printing and writing paper.
In 2024 and 2023, according to the Brazilian Tree Industry (Ibá), the Company held, respectively, a share (i) in sales by Brazilian Manufacturers to the domestic market of 47.2% and 46.7%. In Brazilian exports (ii), the Company's share was 37.2% and 40.3%.
The following tables contain the Company's domestic sales of paper and exports of these products, as well as information regarding its shares in such markets, for the fiscal years ended December 31, 2024 and 2023.

Total Sales of Printing and Writing Paper	2024	2023
Domestic market sales volume (Suzano)	601	580
External market sales volume (Suzano)	340	346
Total sales volume (Suzano)	941	926
Domestic market sales volume (Brazil)	1,274	1,242
External market sales volume (Brazil)	913	858
Total sales volume (Brazil)	2,187	2,100
% in relation to sales in the domestic market	47.2%	46.7%
% in relation to sales in the foreign market	37.2%	40.3%
% in relation to total sales	43.0%	44.1%
Volume of sales of Brazilian Manufacturers	1,274	1,242
Volume of imported	147	135
Total Volume of the Brazilian Market	1,421	1,377
Source: Brazilian Tree Industry (Ibá) and Company.
Paperboard
In the fiscal years ended in 2024 and 2023, respectively, the Company sold 185.9 and 166.5 thousand tons of paperboard, of which 153.4 and 145.0 thousand tons were sold in the domestic market, while 32.5 and 21.4 thousand tons were sold in the foreign market.
In this segment, according to the Brazilian Tree Association (Ibá), the Company's share in sales by Brazilian Manufacturers in the domestic market was 24.0% and 24.4% in 2024 and 2023, respectively. Additionally, its cardboard exports represented 24.8% and 26.8% of the total volume exported by Brazilian producers in 2024 and 2023 respectively.
The following table contains the Company's domestic sales and exports of paperboard, as well as information on its shares in these markets, for the fiscal years ended December 31, 2023 and 2022.

Total Paperboard Sales	2024	2023
Domestic market sales volume (Suzano)	153	145
External market sales volume (Suzano)	33	21
Total sales volume (Suzano)	186	166
Domestic market sales volume (Brazil)	637	595
External market sales volume (Brazil)	133	80
Total sales volume (Brazil)	770	675
% in relation to sales in the domestic market	24.0%	24.4%
% in relation to sales in the foreign market	24.8%	26.8%
% in relation to total sales	24%	24.7%
Volume of sales of Brazilian Manufacturers	637	595
Volume of imported	145	123
Total Volume of the Brazilian Market	782	718
Source: Brazilian Tree Industry (Ibá) and Company.

b)     significant changes in revenues attributable to the introduction of new products and services, changes in volumes, price changes, exchange rates and inflation
The following are the comments made by Suzano's Board of Officers regarding the analysis of the main external factors, over which the Company has little or no control, that affect the Company's results.
International price volatility
In the fiscal years ended December 31, 2024 and 2023, the Company's cellulose sales represented, respectively, 79% and 77% of its total net operating revenue. The prices of this product are determined by the balance of supply and demand, and are therefore beyond the Company's control. Fluctuations in international prices of this product have impacted the Company's revenue, EBITDA and operating margins.
Paper prices, in turn, are determined by supply and demand conditions in the regional markets where they are sold, although with more stable behavior than cellulose prices. Suzano's paper sales revenue for Brazil and other countries in South and Central America represented 86% and 90% of the Company's total paper revenue, respectively, in the fiscal years ended December 31, 2024 and 2023.
The Company believes that cyclical fluctuations in cellulose and paper prices tend to be more attenuated compared to the past, mainly due to: (i) the flow of online information, with faster dissemination of news that affects prices; (ii) pandemics, as well as regional or global epidemics, such as COVID-19; and (iii) more efficient producers replacing those with higher marginal costs. However, the Company believes that some price volatility still persists, due to several factors, including: (i) similarities between products; (ii) fluctuations in the exchange rate between the currencies of cellulose and paper importing and exporting countries, such as the Euro, US Dollar, Renminbi and Real; and (iii) geopolitical and economic conditions worldwide and in different regions, such as the war in Ukraine and the Israel-Palestine conflict.
Finally, we have long-term sales relationships with many of our cellulose and paper customers in both domestic and export markets. These agreements generally provide for the sale of our market cellulose at prices announced by the company each month. These prices may vary among the different geographic areas where our customers are located. Pricing agreements under our long-term contracts are generally consistent with the prices of our other sales within the same region and follow the established BEKP price schedule announced by the world's major cellulose producers.

Exchange rate variation between the Real and the US Dollar, interest rates, inflation and economic growth
The Company's results of operations and financial condition, as reported in its financial statements, are significantly affected by the variation of the Real against the US Dollar and, to a lesser extent, by the Brazilian inflation rate, interest rates and the growth rate of the Brazilian economy.
Volatility of the Real against the US Dollar
The variation in the exchange rate of the Real against the US Dollar results in several effects on the Company's consolidated financial condition and on its consolidated operating result when expressed in Reais, in addition to impacting its consolidated revenues, expenses and assets denominated in foreign currency.
Revenue from sales from exports and, therefore, the Company's operating cash flow generation, is directly and immediately affected by the variation in the average exchange rate between the Real and the US Dollar. In the fiscal years ended December 31, 2024 and 2023, net revenue from exports denominated in Dollars represented, respectively, 79.8% and 77.7% of the Company's net sales revenue. The depreciation of the Real causes an increase in such revenues when expressed in Reais, while the appreciation of the Real results in lower export sales revenues. Revenues in the domestic market are indirectly influenced by exchange rate variations, as imported securities, quoted in US Dollars, gain or lose competitiveness in the domestic market depending on the exchange rate.
The Company's operating costs and expenses, such as insurance and freight expenses related to exports and costs of chemical products used as raw materials, among others, are also affected by exchange rate variations. Therefore, the depreciation of the Real results in an increase in such costs and expenses, when expressed in Reais, while the appreciation of the Real results in a decrease in these.
The Company's consolidated balance sheet accounts indexed in foreign currency, especially short and long-term loans and financing, cash and cash equivalents abroad and accounts receivable from external customers, are directly and punctually affected by the exchange rate at the end of each fiscal year.
The installment of the Company's consolidated short- and long-term loans and financing denominated in foreign currency totaled BRL 83,005 million or approximately 82% of the Company's gross debt on December 31, 2024. This portion is almost entirely linked to the US Dollar and, therefore, variations in the exchange rate between the Real and the US Dollar directly affect the Company's debt and results at the end of each fiscal year.
Inflation
The Company's financial condition and operating results are also affected by inflation. Most of its costs and expenses are incurred in Reais, tending to reflect the effects of inflation. There are some exceptions that are denominated in US Dollars, such as purchases of chemical products used as raw materials.
Interest Rates
Exposure to interest rate changes is primarily due to:
•Changes in the SOFR rate, with respect to financing denominated in US Dollars; and
•Changes in the TJLP, TLP or CDI, with respect to financing and investments denominated in Reais.
The interest rate on the Company's financial investments denominated in Reais is based on the CDI rate. The Company's financial investments denominated in US Dollars are subject to variations in rates referenced to US Treasury bonds.

Economic Growth Rate
The Company's results tend to be directly impacted by the level of international and domestic economic growth. Economic growth, expressed in terms of changes in the Gross Domestic Product (GDP), mainly influences the level of demand for the Company's products and its growth in relation to previous periods. In addition, the increase or decrease in market demand tends to be reflected in the price levels charged by the sector.
Production Capacity and Volumes
The Company's results are also affected by its production capacity and volume.
c)     Significant impacts of inflation, price changes for key inputs and products, exchange rates and interest rates on the issuer's operating results and financial results
As already presented in item “2.2.b”, external factors related to market price fluctuations, exchange rate variations, interest rates, inflation and economic growth may introduce an undesirable level of volatility into the Company's cash generation and results,
Accordingly, the Company adopts a financial risk management policy to mitigate market volatility, which seeks to: (i) protect the Company's cash flow and equity against fluctuations in market prices for inputs and products, exchange and interest rates, price and correction indexes, or other assets or instruments traded in liquid or non-liquid markets, to which the values of the Company's assets, liabilities or cash generation are exposed; and (ii) optimize the contracting of financial instruments to protect exposure to risk, taking advantage of natural hedges and correlations between the prices of different assets and markets, avoiding the waste of resources by contracting transactions inefficiently. The financial transactions contracted by the Company are intended to protect existing exposures, and the assumption of new risks other than those arising from the Company's operating activities is prohibited.
For example, in the case of a depreciation of the Real, two effects are generally observed: (i) the first, negative and specific, is related to the update of the value of the net foreign exchange exposure on the balance sheet (balance of asset and liability accounts denominated in foreign currency including, among others, the balances of gross debt and cash denominated in Dollars, inventories, accounts receivable and payable in foreign currency and the value of positions in currency swaps to hedge the foreign exchange exposure of cash flow); and (ii) the second, positive and permanent, refers to the greater operational cash generation resulting from the increase in export revenues denominated in US Dollars.
Thus, the Company's financing and foreign exchange hedging practices are guided by the fact that approximately 80% of the Company's net revenue comes from exports priced in US Dollars, while most of its production costs are pegged to the Real. This structural exposure allows the Company to contract export financing in US Dollars and reconcile financing payments with the flow of sales receipts, providing a natural cash hedge for these commitments. The surplus of revenues in Dollars not linked to debt commitments and other obligations is sold on the foreign exchange market at the time of the internalization of resources.
To protect the future flow of surplus revenue in Dollars, derivative transactions are contracted for hedging purposes through: (i) sale of US Dollars on futures markets (Non-Deliverable Forward), and/or (ii) positions in instruments that consist of the simultaneous combination of purchase of put options and sale of call options on US Dollars, with the same principal value and maturity, creating a floor and a cap for the dollar exchange rate. These instruments are called Zero Cost Collars. edge transactions carried out on futures markets shall comply with the limits established in the policy, with a maximum percentage of up to 75% and a minimum percentage of at least 40% of the surplus foreign exchange over a horizon of up to 24 months and, therefore, are tied to the availability of foreign exchange ready for sale in the short term. Specifically for the Cerrado project, a new hedging policy was defined in 2021, with a limit of the total value to be protected of up to US$ 1.0 billion for a time horizon of up to 36 months, and in 2022 an increase of this same limit to US$ 1.5 billion was approved. Also within the scope of the Cerrado project, the Company adopted the contracting of NDF to protect costs in euros. The program was terminated with the end of the 36 months and completion of the Cerrado project.
In addition to the foreign exchange hedging operations, contracts are entered into for swapping floating interest rates for fixed rates, to reduce the effects of variations in interest rates on the value of the debt, and swap contracts between different interest rates and correction indexes, as a way of mitigating the mismatch between different financial assets and liabilities, and contracts to fix part of the exposure to marine fuel (petroleum derivative), with the objective of protecting logistics costs related to the contracting of maritime freight.

2.3.     Changes in accounting practices/Modified opinions and emphases
a)     changes in accounting practices that have resulted in significant effects on the information provided in items 2.1 and 2.2
Below, we present the comments of our Board of Officers regarding significant changes in accounting policies and their impacts on the financial statements.
During the fiscal year ended December 31, 2024, the Company adopted new accounting policies in the preparation of its financial statements, related to item a.1 below.
During the fiscal year ended December 31, 2023, the Company adopted new accounting policies in the preparation of its financial statements, related to item a.2 below.
a.1)     Adoption of accounting policies for the year ended on December 31, 2024
i.Amendments to CPC 40 (R1)/IFRS 7 – Supplier financing arrangements and CPC 03 (R1)/IAS 7 – Cash flow statements
The amendments now require the entity to disclose additional information about its supplier financing arrangements that allows users to assess the effects of these arrangements on the entity's liabilities and cash flows and on the entity's exposure to liquidity risk.
The disclosures required by the amendments, which would allow an understanding of the effects of these arrangements on liabilities, cash flows and liquidity, include:
(a)the terms and conditions of the arrangements;
(b)at the beginning and end of the reporting period: (i) the book values, and associated items presented in the entity's balance sheet, of the financial liabilities that are part of a supplier financing arrangement; (ii) the book values, and associated items, of the financial liabilities disclosed in accordance with item (i) for which suppliers have already received payment from lenders; and (iii) the range of due dates; and
(c)the type and effect of non-cash changes in the carrying amounts of the financial liabilities disclosed in accordance with item (b)(i).
The Company assessed the content of this pronouncement and did not identify the need to disclose additional information, since (a) the terms and conditions of the agreements have not changed compared to the original conditions; (b) (i) the book values subject to advance payment are disclosed in note 17 of the 2024 Financial Statements; (ii) the decision to adhere to this transaction is exclusive to the suppliers, and the Company has no influence or management over the amounts received by suppliers from financial institutions; (iii) there was no change in due dates; and (c) there were no non-cash modifications to the supplier advance payment agreements.
The Company assessed the content of this pronouncement and did not identify any impacts that are characterized as significant effects on the information provided in fields 2.1 and 2.2.
ii.    Amendments to CPC 06 (R2) / IFRS 16 – Lease liability in a sale and leaseback transaction
Paragraph 100(a) of IFRS 16 requires a seller-lessee to measure the right-of-use asset resulting from a sale and leaseback transaction in proportion to the previous carrying amount of the asset that relates to the right of use that the seller-lessee retains. Thus, in a sale and leaseback transaction, the seller-lessee recognizes only the amount of any gain or loss related to the rights transferred to the buyer-lessor.
The amendments will be reflected in the measurement of the seller-lessee's lease liability in order to restrict the recognition of any gain related to the right of use retained, causing the seller-lessee to recognize in the income statement the difference between the payments made for the lease and the payments that reduce the carrying amount of the lease liability.

The Company assessed the content of this pronouncement and did not identify any impacts that are characterized as significant effects on the information provided in fields 2.1 and 2.2.
iii.    Amendments to CPC 26 (R1) / IAS 1: Classification of liabilities as current or non-current and non-current liabilities with covenants
The changes improve the information provided by an entity when its right to extend the settlement of a liability for at least twelve months is subject to compliance with covenants.
The classification of liabilities as current or non-current is based on compliance with covenants that are required at or before the reporting date, but never in relation to future events, and requires disclosure of information in the notes to the financial statements that allows users of the financial statements to assess the risk that the liability may become due within twelve months, including the conditions agreed upon (for example, their nature and the date by which the entity shall comply with them), whether the entity would have complied with the conditions based on its circumstances at the end of the reporting period, and how the entity expects to comply with the conditions after the end of the reporting period.
The Company assessed the content of this pronouncement and did not identify any impacts that are characterized as significant effects on the information provided in fields 2.1 and 2.2.
iv.    IFRIC agenda decision on disclosure of income and expenses for reportable segments (CPC 22/IFRS 8)
In July 2024, the IASB approved an IFRIC agenda decision regarding the reporting of reportable segments. The decision addresses how an entity applies the requirements of paragraph 23 of IFRS 8 to disclose for each reportable segment the specific amounts relating to the segment's profit or loss.
The Company assessed the content of this pronouncement and included the cost of products sold in note 28 to the 2024 Financial Statements.
a.2)     Adoption of accounting policies for the fiscal year ended on December 31, 2023
The Company did not identify any changes in accounting practices that would have resulted in significant effects on the information provided for in items 2.1 and 2.2 for the fiscal year ended December 31, 2023.

b)     Modified opinions and emphases present in the auditor's opinion
The officers inform that the independent auditors' reports issued for the fiscal years ended December 31, 2024 and December 31, 2023 do not contain modified opinions or emphases and agree with the opinions expressed in these reports.

2.4.    Relevant effects on the financial statements
a)     introduction or disposal of an operating segment
In the fiscal years ended December 31, 2024 and 2023, there was no introduction or disposal of an operating segment by the Company.

b)     incorporation, acquisition or disposal of equity interest
In the fiscal year ended on December 31, 2024, the following relevant transactions involving the acquisition of equity interests were carried out:
Purchase of equity interest - Timber
On July 31, 2024, the Company concluded the transaction to purchase 100% of the share capital of the companies Timber VII SPE S.A. (Timber VII) and Timber XX SPE S.A. (Timber XX), after fulfilling all the preceding conditions. The fair value of the consideration transferred in cash was BRL 2,143.8 million.
Considering the characteristics of the assets (substantially land and biological assets), the Company chose to apply the optional test to identify the concentration of fair value in accordance with CPC 15 (R1) / IFRS 3 and, therefore, the transaction was accounted for as a purchase of assets.
The accounting effects of the transaction were initially reflected in the item investments in the parent company and in the items biological assets and property, plant and equipment in the consolidated, in the balance sheet and in the acquisition of subsidiaries, net of cash in the statement of cash flows of the parent company. The cash balance of these companies was BRL 19.1 million.
On September 30, 2024, these companies were incorporated into the Company. The incorporation did not result in a capital increase, given that the Company already held, directly or indirectly, 100% of the share capital of these companies.
Acquisition of equity interest in specialty fibers business
On August 30, 2024, the Company acquired from B & C Alpha Zweite Holding GmbH & Co KG (“B&C”) 5,792,727 shares, representing 15% of the issued shares of Lenzing Aktiengesellschaft (“Lenzing”), referred to as the “Lenzing Transaction”. The transaction was completed after all conditions precedent were met, with the fair value of the cash consideration transferred being EUR 229.9 million (equivalent to BRL 1,436.8 million), at a price of EUR 39.70 per share.
The transaction included:
(a) the right to hold two of the ten seats on the Board of Directors of "Lenzing"; and
(b) the right to change the controlling position of "Lenzing" by Suzano International Trade GmbH by acquiring an additional 15.00% (fifteen percent) of the shares of "Lenzing" held by "B&C" through a mandatory public takeover bid procedure in accordance with the Austrian Acquisition Act ("Transaction").
Management assessed the Lenzing Transaction in accordance with CPC 18 (R3)/IAS 28 and CPC 36/IFRS10, even with two seats on Lenzing's Board of Directors, and concluded that Suzano does not have significant influence over Lenzing, as it does not have the power to participate in decisions on policies, dividends or other distributions. Therefore, the investment was recorded at fair value through other comprehensive income (FVOCI), in accordance with CPC 48/IFRS 9 – Financial Instruments.
Acquisition of Assets of Pactiv Evergreen Inc.:

On October 1, 2024, the Company, through its indirect subsidiary Suzano Packaging LLC, completed the acquisition of the inventories and fixed assets comprising the integrated coated and uncoated paperboard manufacturing plants used in the production of Liquid Packaging Board and Cupstock, located in the cities of Pine Bluff, Arkansas, and Waynesville, North Carolina, both in the United States of America, previously owned by Pactiv Evergreen Inc. The transaction was completed after all conditions precedent were met.
The fair value of the consideration transferred in cash was US$82.9 million (equivalent to BRL 452.1 million).
Considering the characteristics of the assets (substantially inventories), the Company chose to apply the optional concentration test to identify a fair value concentration under paragraph B7A of IFRS 3 and, therefore, the Pactiv Transaction was accounted for as an acquisition of assets.
The accounting effects of the transaction were reflected in the investment item in the parent company and in the inventory item in the consolidated balance sheet.
In the fiscal year ended on Sunday, December 31, 2023, the following relevant transactions involving the acquisition of equity interests were carried out:
Acquisition of tissue business in Brazil
On October 24, 2022, the Company announced to the market that it had entered into an agreement to acquire Kimberly-Clark's tissue business in Brazil. The base price of the transaction is US$ 175 million (equivalent to BRL 922.9 million on the date of signing the contract), subject to the usual adjustments for this type of transaction, and will be paid in full on the date of completion of the transaction. The transaction was approved by the Administrative Council for Economic Defense (CADE).
The acquisition involves a plant located in Mogi das Cruzes (SP), which contractually provides for an installed capacity of approximately 130 thousand tons per year for the manufacturing, marketing, distribution and/or sale of tissue products in the country, including ownership of the “NEVE” brand, bringing Suzano complementary brands, product categories and geography.
On June 1, 2023, the Company completed the acquisition of all the shares held by Kimberly-Clark Brasil Indústria e Comércio de Produtos de Higiene Ltda. (“KC Brasil”) in MMC Brasil Indústria e Comércio Ltda. (“MMC Brasil”), located in Mogi das Cruzes (SP), for the amount of US$ 212.0 million (equivalent to BRL 1.1 billion) paid in cash (“Transaction”). The amount mentioned above should not include the amount of BRL11.9 million corresponding to the reimbursement that Suzano received on September 15, 2023, due to variations in the closing and estimated values of inventory, working capital and cash, which totals BRL 1.1 billion.
MMC Brasil had no operations until the contribution made by KC Brasil within the scope of the spin-off carried out in KC Brasil on May 25, 2023. The said transaction consisted of the separation of assets related to the business of manufacturing, marketing, distribution and sale of paper products, including toilet paper, paper towels, napkins, tissues, as well as other paper products in Brazil, including ownership of the “NEVE” brand of KC Brasil.

The following table summarizes the allocation of the purchase price (expressed in BRL thousand):

(1)     Measured considering the balance of finished products based on the selling price, net of sales expenses.
(2)     Measured based on the analysis of market data on comparable transactions and cost quantification, based on the estimated replacement or replacement value of the assets.
(3)     Measured based on revenue projections for products under the evaluated brands, according with the Refief from Royalties methodology.
(4)     Goodwill is attributed to the workforce and expected future profitability of the acquired business.

Considering that MMC Brasil was created based on the separation of a part of the business of KC Brasil, the counterparty to the transaction, there is no prior history of revenue and/or profits specific to the acquired entity to be considered or included in a pro-forma consolidated revenue and pro-forma consolidated profit as if the acquisition had occurred on January 1, 2023.
The allocation of capital gains items does not consider deferred taxes, since the incorporation of MMC Brasil took place on November 1, 2023.
The costs of BRL 22.7 million, related to the acquisition, are included in administrative expenses in the result.

c)     unusual events or transactions
In the fiscal years ended December 31, 2024 and 2023, there were no unusual events or transactions other than those already specified in the items above.

2.5.    Non-accounting measurements
The Company's consolidated annual financial statements were prepared in accordance with the standards of the Brazilian Securities and Exchange Commission (“CVM”) and the Accounting Pronouncements Committee (“CPC”) and are in compliance with the International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board (“IASB”). The Company's unaudited consolidated interim financial information was prepared in accordance with IAS 34 – Interim Financial Statements issued by the IASB and with accounting practices adopted in Brazil for interim financial statements (Technical Pronouncement – CPC 21 – Interim Financial Information). The data contained in this document were obtained from financial information made available to CVM.
a)     Value of non-accounting measures
EBITDA and Adjusted EBITDA
A non-accounting measure according to the CVM and IFRS is any financial measure presented differently from all relevant accounting standards published by the CVM and IFRS. We disclose Suzano's EBITDA and Adjusted EBITDA, which are considered non-accounting measures according to the CVM and IFRS. EBITDA is calculated as net income (loss) plus net financial result, income tax and social contribution and depreciation, amortization and depletion. Suzano's adjusted EBITDA is defined as the adjusted EBITDA added to or excluded from (i) exceptional adjustments, which, as defined by Management, are those with no impact on the Company's business, such as tax credits - exclusion of ICMS from the PIS and COFINS calculation basis, termination of the packaging business line in the subsidiary, expenses related to social actions to combat COVID-19, fines and contract terminations, operation of Tissue Kimberley Clark Brasil and (ii) non-cash adjustments, understood as those adjustments that impacted the income statement, but with no cash impact on the Company, such as updating the fair value of biological assets, equity in the method - write-off of other comprehensive income of Suzano Trading, equity in the method, extension of the PCHM grant, effective loss of the development contract advance program, provision (reversal) for loss of ICMS credits, result on the sale and write-off of fixed assets and biological assets, write-off of wood inventory.
The non-accounting measures described in this section should not be considered in isolation or as a substitute for directly comparable accounting measures prepared in accordance with CVM and IFRS, such as net income or other performance measures.
The Management and the Company understand that the disclosure of Suzano's EBITDA and Adjusted EBITDA provides useful information to investors, financial analysts and the general public in reviewing our operating performance and in comparing our operating performance with the operating performance of other companies in the same industry and in other industries that have different capital structures, debt levels and/or income tax rates. For example, interest expenses depend on a company's capital structure and credit rating. However, debt levels, credit ratings and, therefore, the impact of interest expenses on earnings vary significantly among companies. Likewise, the tax positions of individual companies may vary due to their different abilities to take advantage of tax benefits and the different jurisdictions in which they do business. Finally, the companies differ in the age and method of acquisition of productive assets and, therefore, in the costs related to these assets, as well as in the depreciation method (straight-line, accelerated or units of production), which may result in considerable variation in depreciation and amortization expenses among companies. Therefore, for comparison purposes, the Management believes that Suzano's EBITDA and Adjusted EBITDA are useful measures of operating profitability to the extent that they exclude those profit elements that do not provide information on the current operations of existing assets.
Notwithstanding the above, the Company notes that other companies may calculate EBITDA and Adjusted EBITDA differently and, therefore, the presentation of the Company's EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measurements used by other companies.

b)     Reconciliations between the amounts disclosed and the amounts in the financial statements EBITDA and Adjusted EBITDA
The table below shows the composition of EBITDA and Adjusted EBITDA for the fiscal years ended on December 31, 2024 and 2023. The nomenclature is in line with that presented in Form 20-F:

(BRL million)	2024	2023
Net income in the year	(7,044.7)	14,106.4
Net financial result	28,802.1	(5,780.9)
Income tax and social contribution	(6,066.3)	3,890.8
Depreciation, amortization and exhaustion	9,223.9	7,321.1
EBITDA¹	24,915.0	19,537.4

Fair Value Update - Biological Assets (1)	(1,431.5)	(1,989.8)
Wood inventory write-off (1)	11.9	23.0
Tax credits - exclusion of ICMS in the PIS and COFINS calculation basis (6)	(0.2)	15.1
Donations for disasters and pandemics (2)	0.4	—
Equity equivalence (1)	13.9	19.4
Extinction of the packaging business line in the subsidiary (7)	1.2	9.0
Fines and contract terminations (4)	—	49.7
Expenses with acquisition of assets and business combinations (3)	34.1	25.2
Effective loss of the Development Contract Advance Program (1)	4.4	3.3
Reversal (Provision) - ICMS credit loss (1)	130.7	348.6
Result from the sale and write-off of fixed assets and biological assets (5)	169.3	232.1
Adjusted EBITDA	23,849.2	18,272.9

(1)     Non-cash adjustments.
(2)     Disbursements made for social actions implemented by the Company and include, mainly, donations of essential materials and administrative materials, intended for victims of the disaster in the state of Rio Grande do Sul.
(3)     It refers to administrative expenses related to the acquisition of assets and business combinations. In 2024, these expenses were mainly borne by Lenzing and Pactiv, including consulting and advisory costs and other expenses associated with the integration and structuring of acquisitions.
(4)     It refers to penalties for contractual termination of a specific barge contract. The impacts of the termination of this specific agreement were accounted for in 2023 and 2022.
(5)     Specific adjustment for losses or gains in the realization (write-off of sale, scrap, loss, decommissioning, dismantling or adjustment of fixed asset inventory) of fixed, intangible and biological assets whose economic benefits can no longer be obtained or that are not related to the Company's core business.
(6)     Specific adjustment of all recoverable PIS and COFINS tax credits recognized by the Company, following a decision by the Federal Supreme Court (“STF”) regarding the exclusion of ICMS (ICMS) from the PIS and COFINS calculation basis. These amounts refer to tax credits related to amounts paid in previous years.
(7)     It refers to the closure of the packaging subsidiary.

c)     Reason why it is understood that such measurement is more appropriate for the correct understanding of the financial condition and the result of the Company's operations
EBITDA and Adjusted EBITDA
The Company considers EBITDA and Adjusted EBITDA, with all the limitations mentioned above, and together with the other accounting and financial information available as a reasonable indicator of comparison between its main market competitors. The EBITDA margin, resulting from the division of Adjusted EBITDA by the Company's net revenue, also fits the definitions above.
The Management and the Company understand that the disclosure of Suzano's EBITDA and Adjusted EBITDA provides useful information to investors, financial analysts and the general public in reviewing our operating performance and in comparing our operating performance with the operating performance of other companies in the same industry and in other industries that have different capital structures, debt levels and/or income tax rates. For example, interest expenses depend on a company's capital structure and credit rating. However, debt levels, credit ratings and, therefore, the impact of interest expenses on earnings vary significantly among companies. Likewise, the tax positions of individual companies may vary due to their different abilities to take advantage of tax benefits and the different jurisdictions in which they do business. Finally, the companies differ in the age and method of acquisition of productive assets and, therefore, in the costs related to these assets, as well as in the depreciation method (straight-line, accelerated or units of production), which may result in considerable variation in depreciation and amortization expenses among companies. Therefore, for comparison purposes, the Management believes that Suzano's EBITDA and Adjusted EBITDA are useful measures of operating profitability to the extent that they exclude those profit elements that do not provide information on the current operations of existing assets.
Notwithstanding the above, the Company notes that other companies may calculate EBITDA and Adjusted EBITDA differently and, therefore, the presentation of the Company's EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measurements used by other companies.

2.6.    Events subsequent to the financial statements
The Company's consolidated financial statements for the fiscal year ended December 31, 2024 were approved by the Company's Board of Directors on February 12, 2025 and published on the same date.
No events were verified subsequent to the financial statements for the fiscal year 2024, in accordance with the rules set forth in Technical Pronouncement CPC 24, approved by CVM Resolution No. 105/2022.

2.7.    Allocation of results

	Fiscal Year Ended on 12/31/2024	Fiscal Year Ended on 12/31/2023
a. Rules on profit retention	Under the terms of the Company's Bylaws, net profit will be allocated as follows:	Under the terms of the Company's Bylaws, net profit will be allocated as follows:

(i) at least 5% will be allocated to the Legal Reserve Fund, up to the limit of 20% of the share capital, and in the fiscal year in which the balance of the legal reserve plus the amounts of the capital reserves exceeds 30% of the share capital, it will not be mandatory to allocate part of the net profit of the Fiscal Year to the legal reserve;
(ii) the amounts allocated to Contingency Reserves, if created;
(iii) the quota required for the payment of the mandatory dividend, which will be, in each Financial Year, equivalent to the lowest value between: 25% of the annual net profit adjusted under the terms of article 202 of the Corporations Law; or 10% of the Company's consolidated Operating Cash Generation;
(iv) the balance, if any, will be allocated as proposed by the Statutory Board of Officers, with a favorable opinion from the Board of Directors, as decided by the General Meeting under the terms of article 196 of the Corporations Law, with the option of allocating up to 90% to the Capital Increase Reserve, with the aim of ensuring adequate operating conditions. This reserve may not exceed 80% of the share capital. The remainder will be allocated to the Special Statutory Reserve, in order to guarantee the continuity of the semi-annual distribution of dividends, until reaching the limit of 20% of the share capital.

(i) at least 5% will be allocated to the Legal Reserve Fund, up to the limit of 20% of the share capital, and in the fiscal year in which the balance of the legal reserve plus the amounts of the capital reserves exceeds 30% of the share capital, it will not be mandatory to allocate part of the net profit of the Fiscal Year to the legal reserve;
(ii) the amounts allocated to Contingency Reserves, if created;
(iii) the quota required for the payment of the mandatory dividend, which will be, in each Financial Year, equivalent to the lowest value between: 25% of the annual net profit adjusted under the terms of article 202 of the Corporations Law; or 10% of the Company's consolidated Operating Cash Generation;
(iv) the balance, if any, will be allocated as proposed by the Statutory Board of Officers, with a favorable opinion from the Board of Directors, as decided by the General Meeting under the terms of article 196 of the Corporations Law, with the option of allocating up to 90% to the Capital Increase Reserve, with the aim of ensuring adequate operating conditions. This reserve may not exceed 80% of the share capital. The remainder will be allocated to the Special Statutory Reserve, in order to guarantee the continuity of the semi-annual distribution of dividends, until reaching the limit of 20% of the share capital.

a.i. Profit Retention Amounts	There was no profit retention due to the verification of losses in the fiscal year ended December 31, 2024.
The net profit for the period was BRL 14,084,848,764.20, of which 3.15% was allocated to the constitution of the legal reserve (reaching the limit of 20% of the share capital). The proposed allocations were as follows:
i.BRL 443,009,801.14 to constitute the Legal Reserve under the terms of art. 193, Paragraphs 1 and 2, of the Corporations Law;
ii.BRL 118,959,550.90 for the formation of a Tax Incentive Reserve under the terms of art. 195-A of the Corporations Law;
iii.BRL 1,500,000,000.00 for payment as mandatory minimum dividends in the form of interest on equity;
iv.BRL 100,705,303.89, related to the realization, via depreciation and/or write-off of fixed assets, of the cost attributed (“deemed cost”) to certain assets in the initial adoption of the International Financial Reporting Standards - IFRS, for absorption by the Asset Valuation Adjustment account;
v.BRL 10,911,226,244.45 to form the Capital Increase Reserve under the terms of art. 26, paragraph (d), of the Company’s Bylaws; and
vi.BRL 1,212,358,471.61 to form the Special Statutory Reserve under the terms of art. 26, paragraph (d), of the Company’s Bylaws.

a.ii. Percentages in relation to total declared profits	Not applicable, since the Company did not retain profits in this fiscal year.
Net profit for the period was BRL 23,394,888,686, of which 5% was allocated to the legal reserve up to the limit of 20% of the share capital. The percentages of the proposed allocations in relation to the total declared profits were as follows:
i.Legal reserve: 5%;
ii.Tax incentive reserve: 0.29% based on net profit;
iii.Mandatory and supplementary minimum dividends: 10.05% based on net profit;
iv.Reversal of prescribed dividends: (0.01)% based on net profit;
v.Realization of equity valuation adjustment: (0.57)% based on net profit;
vi.Capital increase reserve: 12.68% based on net profit;
vii.Special statutory reserve: 8.52% based on net profit; and
viii.Creation of the Investment Reserve through approval of the Capital Budget Proposal: 64.03% based on net profit.

b. Rules on dividend distribution
As mentioned in the previous item, 25% of net income shall be distributed to shareholders as minimum dividends, pursuant to article 202 of the Corporations Law; or 10% of the Company's consolidated Operating Cash Generation in the respective Fiscal Year.
The Bylaws provide, pursuant to article 197 of the Corporations Law, that in the fiscal year in which the amount of the mandatory dividend exceeds the realized portion of the fiscal year's net income, the General Meeting may, upon proposal by the management bodies, allocate the excess to the constitution of the Unrealized Profits Reserve.
In addition, pursuant to article 199 of the Corporations Law, the balance of profit reserves, except for contingencies and unrealized profits, may not exceed the share capital; once this limit is reached, the General Meeting shall decide on the application of the excess to the full payment of the Company's shares, to the increase in share capital or to the distribution of dividends.
For the purposes of calculating the amount to be paid as mandatory minimum dividend, “Operating Cash Generation” means the result of the following formula: GCO = Adjusted EBITDA – Maintenance CAPEX.
Where: “GCO” means the consolidated Operating Cash Generation for the Fiscal Year, expressed in current national currency.
“EBITDA” means the Company’s net profit for the Fiscal Year expressed in national currency, before income tax and social contribution on profit, financial revenues and expenses, depreciation, amortization and depletion.
“Adjusted EBITDA” means EBITDA excluding non-recurring and/or non-cash items and gains (losses) resulting from changes in the fair value of biological assets.
“Maintenance CAPEX” means the amount, expressed in national currency, of maintenance investments made in the Fiscal Year.
By resolution of the General Meeting, the Company may distribute dividends higher than the mandatory dividends provided for in its Bylaws.
Furthermore, the Company's Bylaws allow the General Meeting to grant members of the Board of Directors and the Statutory Board of Officers a share in the profits in the cases, form and within the legal limits. Upon proposal by the Statutory Board of Officers, approved by the Board of Directors, the company may pay interest to shareholders as remuneration of the latter's equity, up to the limit established by article 9 of Law No. 9,249/1995; and in accordance with paragraph 7 of the same article. If paid in this manner, the amounts disbursed may be included in the mandatory dividend amount.

As mentioned in the previous item, 25% of net income shall be distributed to shareholders as minimum dividends, pursuant to article 202 of the Corporations Law; or 10% of the Company's consolidated Operating Cash Generation in the respective Fiscal Year.
The Bylaws provide, pursuant to article 197 of the Corporations Law, that in the fiscal year in which the amount of the mandatory dividend exceeds the realized portion of the fiscal year's net income, the General Meeting may, upon proposal by the management bodies, allocate the excess to the constitution of the Unrealized Profits Reserve.
In addition, pursuant to article 199 of the Corporations Law, the balance of profit reserves, except for contingencies and unrealized profits, may not exceed the share capital; once this limit is reached, the General Meeting shall decide on the application of the excess to the full payment of the Company's shares, to the increase in share capital or to the distribution of dividends.
For the purposes of calculating the amount to be paid as mandatory minimum dividend, “Operating Cash Generation” means the result of the following formula: GCO = Adjusted EBITDA – Maintenance CAPEX.
Where: “GCO” means the consolidated Operating Cash Generation for the Fiscal Year, expressed in current national currency.
“EBITDA” means the Company’s net profit for the Fiscal Year expressed in national currency, before income tax and social contribution on profit, financial revenues and expenses, depreciation, amortization and depletion.
“Adjusted EBITDA” means EBITDA excluding non-recurring and/or non-cash items and gains (losses) resulting from changes in the fair value of biological assets.
“Maintenance CAPEX” means the amount, expressed in national currency, of maintenance investments made in the Fiscal Year.
By resolution of the General Meeting, the Company may distribute dividends higher than the mandatory dividends provided for in its Bylaws. Furthermore, the Company's Bylaws allow the General Meeting to grant members of the Board of Directors and the Statutory Board of Officers a share in the profits in the cases, form and within the legal limits. Upon proposal by the Statutory Board of Officers, approved by the Board of Directors, the company may pay interest to shareholders as remuneration of the latter's equity, up to the limit established by article 9 of Law No. 9,249/1995; and in accordance with paragraph 7 of the same article. If paid in this manner, the amounts disbursed may be included in the mandatory dividend amount.

c. Frequency of dividend distributions
Dividends are distributed to shareholders annually, whenever there is a profit or profit reserves.
Furthermore, according to the Company's Bylaws, a half-yearly balance sheet will be prepared on the last day of June of each year and the Board of Officers may: (i) declare a half-yearly dividend, on account of the annual dividend; (ii) Prepare extraordinary balance sheets and distribute dividends in shorter periods, on account of the annual dividend, provided that the total dividend paid in each half-year of the fiscal year does not exceed the amount of capital reserves; (iii) declare an interim dividend on account of accumulated profits or profit reserves existing in the last annual or half-yearly balance sheet, on account of the annual dividend.

Dividends are distributed to shareholders annually, whenever there is a profit or profit reserves.
Furthermore, according to the Company's Bylaws, a half-yearly balance sheet will be prepared on the last day of June of each year and the Board of Officers may: (i) declare a half-yearly dividend, on account of the annual dividend; (ii) Prepare extraordinary balance sheets and distribute dividends in shorter periods, on account of the annual dividend, provided that the total dividend paid in each half-year of the fiscal year does not exceed the amount of capital reserves; (iii) declare an interim dividend on account of accumulated profits or profit reserves existing in the last annual or half-yearly balance sheet, on account of the annual dividend.

d. Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as contracts, judicial, administrative or arbitration decisions	Not applicable.	Not applicable.
e. If the issuer has a formally approved profit allocation policy, inform the body responsible for approval, the date of approval and, if the issuer discloses the policy, the locations on the World Wide Web where the document can be consulted.
	Not applicable, since the Company does not have a formally approved profit allocation policy.	Not applicable, since the Company does not have a formally approved profit allocation policy.

2.8.    Relevant items not disclosed
a)     assets and liabilities held by the Company, directly or indirectly, that do not appear in its balance sheet (off-balance sheet items)
The officers report that the Company does not have any material assets or liabilities that are not reflected in the Company's consolidated financial statements for the fiscal year ended December 31, 2024. All of its interests in and relationships with subsidiaries are disclosed in the Consolidated Financial Statements.
(i)     portfolios of receivables written off for which the entity has not substantially retained or transferred the risks and rewards of ownership of the transferred asset, indicating the respective liabilities
The Company's Officers clarify that there are no portfolios of receivables written off for which the entity has not substantially retained or transferred the risks and rewards of ownership of the transferred asset not shown in the Company's balance sheets for the fiscal year ended December 31, 2024.
(ii)     contracts for the future purchase and sale of products or services
In the normal course of its business, the Company enters into long-term take-or-pay contracts with suppliers of chemical products, electricity, transportation and natural gas. The contracts provide for termination and suspension clauses for non-compliance with essential obligations. Generally, the Company acquires the minimum agreed upon contractually and for this reason there are no liabilities recorded in addition to the amount that is recognized monthly. In the fiscal year ended December 31, 2024, these long-term commitments totaled BRL 26.2 million per year (compared to BRL 14.6 billion per year on December 31, 2023).
(iii)     unfinished construction contracts
The Company's Officers clarify that there are no unfinished construction contracts applicable to the Company, as provided for in CPC 17 (R1) – Construction Contracts, for the fiscal year ended December 31, 2024.
(iv)     contracts for future receipts of financing
The Company's Officers clarify that there are no contracts for future receipts of financing in the Company's balance sheets for the fiscal year ended December 31, 2024.

b)     other items not evidenced in the financial statements
Not applicable, as the Company's officers report that there are no relevant items not evidenced in the Company's financial statements for the fiscal year ended December 31, 2024.

2.9.     Comments on non-disclosed items
a)     how such items change or may change the revenues, expenses, operating income, financial expenses or other items in the Company's financial statements;
b)     nature and purpose of the transaction;
c)     nature and amount of the obligations assumed and rights generated in favor of the issuer as a result of the transaction.
(i)     Operating lease agreements
The Company's Officers clarify that there are no operating leases, assets and liabilities that are not evidenced in the Company's balance sheets (off-balance sheet items) for the fiscal year ended December 31, 2024.
(ii)     Take or Pay Contracts
In the normal course of its business, the Company enters into long-term take or pay contracts with suppliers of chemical products, transportation and natural gas, as described in Note 17 to the financial statements for the fiscal year ended December 31, 2024.
The contracts provide for termination and suspension clauses for non-compliance with essential obligations. Generally, the Company acquires the minimum amount agreed upon contractually and for this reason there are no liabilities in addition to the amount that is recognized monthly. In the fiscal year ended December 31, 2024, these long-term commitments totaled BRL 26.2 million (compared to BRL 14.6 million on December 31, 2023).

2.10.    Business Plan
a)     Investments, including: (i) quantitative and qualitative description of ongoing and planned investments; (ii) sources of financing for investments; and (iii) significant ongoing and planned divestments.
The Board of Officers reaffirms its long-term profitability strategy and remains committed to executing it with a focus on action combined with innovation, sustainability and operational excellence in order to consolidate its position as one of the most profitable and competent forest-based business organizations in the sector.
Suzano seeks continuous evolution by adopting a set of measures and innovations that lead the Company to present consistent economic and financial results. Cash generation in recent years has enabled significant progress in executing the Company's strategy of creating value in a sustainable manner.
The Company has taken important steps in its adjacent business strategy, which seeks new uses for our asset base, diversifying products with more profitable and scalable businesses.
i.CAPEX 2024:
As shown in the table below, the Company expects CAPEX of BRL 12.4 billion for the 2025 fiscal year, of which BRL 7.8 billion refers to maintenance. The balance, totaling BRL 4.6 billion, includes: i) adequate investment to continue its forestry base expansion strategy, aiming to provide greater competitiveness in the long term and/or optionality for future growth; ii) disbursement related to the projects announced in the Material Fact released on October 26, 2023, in addition to expenses with industrial and forestry modernization projects and information technology; iii) residual disbursement of BRL 0.9 billion related to the Cerrado Project (Ribas do Rio Pardo Unit).

CAPEX (BRL billions)	2024¹ (Actual)	2025² (Projected)
Maintenance	7.6	7.8
Expansion, Modernization, Port Terminals and Others	1.0	1.5
Land and Forests	4.0	2.2
Cerrado Project	4.5	0.9
Total	17.1	12.4
¹     Investments made in 2024, as published in the 4Q24 earnings release.
²     According to the Material Fact of December 10, 2024.

ii.Investments in Aracruz:
1.New sanitary paper factory: construction of a sanitary paper (tissue) factory and conversion into toilet paper and paper towels in the municipality of Aracruz, in the state of Espírito Santo, with a capacity of 60,000 tons per year, with total investments estimated at BRL 650 million. Suzano intends to make the investment using the balance of ICMS credits it has in the state, representing an estimated net disbursement on the project of approximately BRL 130 million.
2.New biomass boiler: construction of a new biomass boiler at the cellulose production plant located in Aracruz, in the state of Espírito Santo, to replace the current equipment, with total estimated investments of BRL 520 million.
Therefore, the investments mentioned above total BRL 1,170 million, with BRL 502 million disbursed in 2024 and BRL 641 million estimated for 2025 (considered under the heading “Expansion,

Modernization, Port Terminals and Others” in the table above), disregarding the monetization of ICMS credits.
iii.Investment in fluff cellulose
Investment totaling BRL 490 million for the production of fluff cellulose from eucalyptus wood (Eucafluff®), with a nominal capacity of 340 thousand tons per year. With the new investment, the Company's total fluff capacity will be 440 thousand tons per year in 2025.
The disbursement related to the above investment is considered in the CAPEX estimate disclosed by the Company for 2025, estimated at BRL 294 million, of which BRL 173 million has already been disbursed in 2024.
For more information on the main investments already made, see Section 2.4. The projections described above are also mentioned in item 3.1 of the Reference Form. The assumptions taken into consideration by the Company are subject to risks and uncertainties that may cause such expectations not to materialize or to be substantially different from what was expected. For more information on the risks to which the Company is subject, see items 4 and 5 of the Reference Form.

b)     Previously disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the Company's production capacity
In 2024, the Company announced two acquisitions: (a) Pactiv Evergreen Assets: assets comprising the integrated coated and uncoated paperboard manufacturing plants used in the production of Liquid Packaging Board and Cupstock, located in the cities of Pine Bluff, Arkansas and Waynesville, North Carolina, both in the United States of America, with a total integrated capacity of approximately 420,000 metric tons per year of paperboard, from Pactiv Evergreen Inc. and its affiliates. The transaction was settled at a price of US$82.9 million (equivalent to BRL 452.1 million).; and (b) a minority interest corresponding to 15% of the shares of Lenzing Aktiengesellschaf held by B&C and entered into a shareholders' agreement with B&C, which sets out the main terms and conditions of said partnership, including: (a) Suzano's right to hold two seats on the Board of Directors of Lenzing; and (b) Suzano's right to change control of Lenzing by acquiring an additional 15% of Lenzing shares held by B&C, through a mandatory takeover bid process established by the Austrian Control Acquisition Act. The price for the acquisition of the minority interest was EUR 39.70 per share, corresponding to a total price of EUR 229.9 million (equivalent to BRL 1,436.8 million).

Furthermore, in addition to the information disclosed through the Material Fact of December 23, 2023, the Company concluded the acquisition of the entire equity interest of the companies Timber VII SPE S.A. (CNPJ 23.741.553/0001-09) and Timber XX SPE S.A. (CNPJ 40.157.006/0001-91), managed by BTG Pactual Timberland Investment Group, LLC, since all conditions precedent were met and all closing acts were carried out as established in the equity interest purchase and sale agreements entered into on December 23, 2023. In consideration for the shares of the Target Companies and considering the correction and adjustments provided for in the agreements, the transaction was settled at a price of BRL 2,144 million.
The operations mentioned in this item are aligned with Suzano's strategies of “Advancing in the connections of the chain, always with a competitive advantage”, being “Bold in the Expansion of New Markets”, “Leading Player in Sustainability” and being “best-in-class” in the total cost of cellulose, by reducing expenditure on the purchase of wood, as well as ensuring a forest base in areas that are strategic to its operations in the long term.

c)     New products and services, indicating (i) description of ongoing research already disclosed; (ii) total amounts spent by the Company on research for the development of new products or services; (iii) projects under development already disclosed; and (iv) total amounts spent by the Company on the development of new products or services
The breadth of new businesses that innovate and break paradigms contributes to the Company's growth with investments in highly profitable and scalable projects, and helps to build avenues for diversification, creating sustainable value.
Suzano Packaging - Acquisition of Pactiv Evergreen assets:
As disclosed in the material facts of July 12, 2024 and October 1, 2024, the Company acquired all of the assets that comprise the integrated coated and uncoated paperboard manufacturing plants, used in the production of Liquid Packaging Board and Cupstock, located in the cities of Pine Bluff, Arkansas and Waynesville, North Carolina, both in the United States of America, with a total integrated capacity of approximately 420,000 metric tons per year of paperboard, from Pactiv Evergreen Inc. and its affiliates. The transaction was settled at a price of USD 80 million Furthermore, the parties entered into (i) a transition services agreement, in which Pactiv provides services to Suzano in relation to certain acquired assets, and (ii) a long-term supply agreement, in which Suzano supplies Pactiv with the products produced in Pine Bluff and consumed by Pactiv, which becomes a relevant customer of this new Suzano asset. The transaction is aligned with Suzano's long-term strategic path of “Advancing in the links of the chain, always with a competitive advantage”, allowing the Company to enter the North American paperboard market with competitiveness and scalability, with its main characteristics being (i) competitive assets that are well positioned in the industry's cost curve; (ii) excellent geographic location with regard to operational and logistics infrastructure, with broad access to low-cost wood and even representing future optionality; and (iii) an operation that holds the leadership of the North American market in the segment. The Company aims to contribute its knowledge and operational experience to the paperboard business, seeking to increase the structural competitiveness and profitability of the acquired assets.
Lenzing:
In line with Suzano's long-term strategic avenues of being “Bold in Expansion into New Markets” and “Leading Player in Sustainability”, the Company entered into a partnership with B&C Holding Österreich GmbH in which Suzano acquired a minority stake corresponding to 15% of the shares of Lenzing Aktiengesellschaf held by B&C and entered into a shareholders' agreement with B&C, which sets forth the main terms and conditions of said partnership, including: (a) Suzano's right to hold two seats on the Board of Directors of Lenzing; and (b) Suzano's right to change control of Lenzing by acquiring an additional 15% of Lenzing shares held by B&C, through a mandatory takeover bid process established by the Austrian Control Acquisition Act. The price for the acquisition of the minority interest was EUR 39.70 per share, corresponding to a total price of EUR 229,971,261.90, fully paid on August 30, 2024. The transaction represents the Company's long-term confidence in creating value through competitive and scalable operations for the sustainable development of wood-based textile fibers.
Tissue:
In line with the strategy of advancing in the links of the chain, on June 1, 2023, the Company acquired all of the shares held by Kimberly-Clark Brasil Indústria e Comércio de Produtos de Higiene Ltda. (“KC Brasil”) in MMC Brasil Indústria e Comércio Ltda. (“MMC Brasil”), located in Mogi das Cruzes (SP), for the amount of US$ 212.1 million (equivalent to BRL 1.1 billion) paid in cash. The amount mentioned above should not include the amount of BRL 11.9 million corresponding to the reimbursement that Suzano received on September 15, 2023, due to variations in the closing and estimated values of inventory, working capital and cash, which totals BRL 1.1 billion. MMC Brasil had no operations until the contribution made by KC Brasil as a result of the spin-off carried out on May 25, 2023, which was created as a result of the separation of assets related to the business of manufacturing, marketing, distribution and sale of paper products, including toilet paper, paper towels, napkins, tissues, as well as other paper products in Brazil, including ownership of the “NEVE” brand of KC Brasil.
Also in 2023, the Company announced on October 26, via a material fact, the construction of a tissue paper factory and conversion into toilet paper and paper towels in the municipality of Aracruz, in the state of Espírito Santo, with a capacity of 60 thousand tons per year, with total investments estimated at BRL 650 million. Suzano intends to make the investment using the balance of ICMS credits it has in the state, representing an estimated net disbursement on the project of approximately BRL 130 million.
Fluff
As disclosed in a material fact on October 26, 2023, Suzano will make an investment totaling BRL 490 million to produce fluff cellulose from eucalyptus wood (Eucafluff®), with a nominal capacity of 340 thousand tons per year. With the new investment, the Company's total fluff capacity will be 440 thousand tons per year in 2025. The investment represents the conversion of a cellulose drying machine at the Limeira (SP) industrial unit, so that the company will have full flexibility in the production of cellulose for paper or fluff, after the completion of the investment, scheduled for the fourth quarter of 2025.
New Products:
Development of applications and products from the production of microfibrillated cellulose is one of Suzano's lines of research and business development. In addition to the use of this product in paper and consumer goods, the Company has developed applications in different markets, such as paints, fiber cement, cosmetics, cleaning products, hygiene products, among others. In 2022, a 20,000-ton MFC plant was implemented in Limeira and its start-up took place throughout 2023.
Spinnova:
In 2021, Suzano announced the creation of Woodspin, a JV with Spinnova (a startup in which the Company holds a 19% stake), jointly investing 22 million euros in the construction of the first SPINNOVA® production unit on a commercial scale. Suzano also announced the creation of an MFC (microfibrillated cellulose) plant that will supply the Woodspin plant.
In May 2023, Suzano and Spinnova opened Woodspin, in Finland, the first plant to produce Spinnova® Fiber based on microfibrillated cellulose. This is a pre-commercial plant with a capacity of up to 1,000 tons of sustainable, recyclable and fully biodegradable textile fiber. The plant aims to expand testing to mature the technology and its scalability.

d)     opportunities included in the issuer's business plan related to ESG issues
The union of innovation and sustainability is essential to enable Suzano to transform renewable raw material from trees into innovative and sustainable bioproducts for billions of consumers in more than 100 countries. The Company seeks to be an agent of change and develop solutions to address society's greatest challenges. By combining eco-efficient operations, eucalyptus plantations and conservation areas, it is a company that contributes to combating climate change, improving the lives of the communities where it is present. Therefore, sustainability is an essential part of Suzano's strategy and governance practices.
As part of the Company's strategic vision, in 2020, the following growth avenues were launched: i) To be “Best-in-Class” in terms of total cost of Cellulose; ii) To maintain relevance in cellulose, through good projects; iii) To advance in the links of the chain, always with a competitive advantage; iv) To be bold in expanding into new markets; and v) Being a leader in sustainability. In the latter, the Company focuses on being part of the solutions for a more just and sustainable society. For this reason, the Company has assumed long-term goals that reveal how it will generate and share value with the stakeholders it interacts with, in addition to caring for the planet and maximizing value generation in its businesses.
The Company understands its role in combating climate change. Native forests (which correspond to approximately 40% of its forest base) and eucalyptus plantations, together, directly contribute to the removal of CO₂ from the atmosphere. At the same time, industrial and logistics activities are characterized by high intensity of greenhouse gas emissions. Suzano is committed to contributing to the fight against the global climate crisis through the Company's long-term sustainability goals, among which are:
•Remove 40 million tons of CO₂ equivalent by 2025; and
•Reduce the intensity of greenhouse gas emissions (scopes 1 and 2) by 15% by 2030
The Company has a potential pipeline of approximately 30 million tons of carbon equivalent credits that, once certified, can be offered on the market. Suzano has completed two carbon projects resulting from reforestation of native trees and eucalyptus in the state of Mato Grosso do Sul. The projects have undergone independent audits and are awaiting final registration with the Verra certification agency. In addition, they shall generate social and environmental benefits, known as co-benefits, with activities that can result in improved air quality, water quantity and quality, biodiversity conservation, greater access to energy, and income generation, among others.
On the energy front, the Company has a goal of increasing the export of renewable energy to the grid by 50% by 2030, with the result being reflected in a reduction in the cash cost of cellulose production. This cost reduction resulting from the capacity to self-generate renewable energy from biomass is in line with the Company's sustainable development guidelines set out in its business plan. This export contributes to the country's energy demand and to the renewability of the energy matrix, supporting the transition to a low-carbon economy.
On the innovation front, Suzano has the goal of making available 10 million tons of products from renewable sources, which can replace plastic and other petroleum derivatives - from zero to 10 million by 2030, also contributing to the diversification of the Company's product portfolio. Renewable products are those made from resources from nature, such as eucalyptus cellulose, and which can be regenerated in a short period of time. Increasing the availability of products from renewable sources, in addition to those that we have traditionally produced in our business, contributes to strengthening a low-carbon economy.
In addition to these goals, the Company works on other strategic ESG themes, such as: diversity, equity and inclusion, education and poverty reduction, water management in forests and in industry, waste reduction and promotion of biodiversity.
On the sustainable finance front, the Company has been active in issuing debt linked to sustainability goals, at a competitive cost. In this sense, the Company currently has three Sustainability linked-bonds, which involve the following goals:
•SLB 2031: Reduction of the intensity of GHG emissions (reduce the intensity of greenhouse gas emissions from scopes 1 and 2), with an impact of +25 bps on the coupon in the event of non-achievement;
•SLBs 2032: Reduction of the intensity of water captured in industrial operations (reduce water capture in industry per ton of product), with an impact of +12.5 bps on the coupon in the event of non-achievement, and increase the number of women in leadership positions (reach 30% of women in leadership positions (functional management and above) by 2025), with an impact of +12.5 bps on the coupon in the event of non-achievement;
•SLBs 2028: Reduction of the intensity of water captured in industrial operations (reduce water capture in industry per ton of product), with an impact of +25 bps on the coupon in the event of non-achievement, and increase the number of women in leadership positions (reach 30% of women in leadership positions (functional management and above) by 2025), with an impact of +25 bps on the coupon in the event of non-achievement;

In addition to the SLBs, since 2021, the Company has issued three Sustainability-linked Loans (SLLs), the last of which was issued in February 2024, in the amount of US$ 780 million, with a 5-year term.
Through these operations, Suzano ended 2024 with 46% of its total gross debt linked to ESG instruments (including raisings of SBLs, SLLs and green bonds). For 2025 and subsequent years, the Company will continue, as one of the guidelines of its business plan, to study possibilities of increasing the participation of credit lines and debt instruments linked to sustainability commitments within its general financing framework.
In the definitions of capital allocation for modernization and expansion projects, financial parameters have a weight of 75% and the impacts on the Commitments to Renew Life (which represent Suzano's long-term sustainability goals) represent 25% in the assessment of initiatives.
Also on this topic, the Internal Carbon Price, an instrument that quantifies the potential of a project to reduce greenhouse gas emissions and monetizes this benefit, has been incorporated to guide business and investment decisions. In practice, the Internal Carbon Price is now incorporated into the Net Present Value (NPV) of projects, helping to make investments in decarbonization viable. In addition to incorporating the feasibility assessment, to determine in which carbon market scenario the project under analysis becomes promising.
Our non-financial information is reported annually and assured by a third party. The Sustainability Report and the Sustainability Center follow the main frameworks and standards, such as CVM Resolution No. 59 of December 22, 2021, Sustainability Accounting Standards Board (SASB), Task Force on Climate-related Financial Disclosures (TCFD) and Global Reporting Initiative (GRI) guidelines for disclosure standards. More information is available on our Investor Relations website (www.suzano.com.br/ri).

2.11.    Other factors that significantly influenced operating performance
(i) Effects arising from conflicts between Russia and Ukraine and in the Middle East
As a result of the current conflicts between Russia and Ukraine and in the Middle East, the Company continuously monitors their direct and indirect effects, reflected in society, the economy and markets (international and domestic), with the aim of assessing potential impacts and risks to its business.
Accordingly, we can separate the Company's main assessment areas into 5 (five):
•People: Suzano has local employees and facilities in Israel, through its subsidiary, FuturaGene Israel Ltd., in Rehovot. The Company continuously monitors the situation. Within the scope of the conflict between Russia and Ukraine, Suzano has no employees or facilities of any nature in the locations related to the conflict.
•Inputs: no short- or long-term risk of a possible interruption or shortage in the supply of inputs for its industrial and forestry activities has been identified. To date, only increased volatility in the prices of energy inputs and commodities has been observed.
•Logistics: on an international level, there has been no change in logistics operations, that is, all routes used remain unchanged and docking at the planned locations has been maintained. On a domestic level, no change in logistics flows has been identified either.
•Commercial: to date, the Company continues to carry out its transactions as planned, maintaining service to its customers in all its sectors of activity. Only the suspension of sales to a few customers located in Russia has been determined, with no significant financial impact.
•Continuity of operations: The conflict in Israel may result in interruptions in the biotechnology research and development operations at FuturaGene Israel Ltd.
Finally, it is worth mentioning that, due to the current scenario, the Company has maintained actions to increase monitoring together with its main stakeholders, with the aim of ensuring the necessary updates and the flow of timely information on the dynamics of the global situation for its decision-making.

(ii)     Cancellation of treasury shares and new share buyback program
On January 26, 2024, the Board of Directors approved the cancellation of 20,000,000 common shares, which were held in treasury, without changing the share capital and against the balances of available profit reserves, with an average cost of BRL 42.69 per share, for a total amount of BRL 853.7 million.
Additionally, on August 9, 2024, the Board of Directors approved the cancellation of another 40,000,000 common shares, which were held in treasury, without changing the share capital and against the balances of available profit reserves, with an average cost of BRL 51.25 per share, for a total amount of BRL 2,050.1 million.
After the cancellation of the shares, the share capital of BRL 19,269.3 million will be divided into 1,264,117,615 common shares, all registered, book-entry and with no par value.
On the same date, the Company decided on a new share buyback program, in which it may acquire up to 40,000,000 common shares of its own issue, within 18 months, ending on February 9, 2026.
(iii) Tax reform on Consumption
On December 20, 2023, Constitutional Amendment (“EC”) No. 132 was enacted, establishing the Tax Reform (“Reform”) on consumption. The Reform model is based on a VAT divided (“dual VAT”) into two jurisdictions, one federal (Contribution on Goods and Services - CBS), which will replace PIS and COFINS, and one sub-national (Tax on Goods and Services - IBS), which will replace ICMS and ISS.
A Selective Tax (“IS”) was also created – under federal jurisdiction, which will be levied on the production, extraction, marketing or import of goods and services that are harmful to health and the environment, under the terms of a supplementary law.
In January 2025, Complementary Bill (“PLP”) 68/24 was sanctioned, converted into Complementary Law 214/25, which regulated part of the Tax Reform.
Although the regulation and establishment of the IBS Management Committee was initially addressed in PLP No. 108/2024, the second draft regulation of the Reform, which is yet to be considered by the Federal Senate, part of the discussion has already been incorporated into PLP No. 68/2024, approved as mentioned above, which, among other provisions, determined the establishment, by December 31, 2025, of the aforementioned Committee, responsible for the administration of the aforementioned tax.
There will be a transition period from 2026 to 2032, in which the two tax systems – old and new – will coexist. The impacts of the Reform on the calculation of the aforementioned taxes, from the beginning of the transition period, will only be fully known when the process of regulating the pending issues by complementary law is completed. Consequently, there is no effect of the Reform on the financial statements as of December 31, 2024.
Other relevant events
As of the date of this Reference Form, no other event has occurred, other than those described in this section 2, that has significantly affected the Company.

III.Information on the Supervisory Board (Section 7 of Annex C to CVM Resolution 80/22)
7.3 In relation to each of the administrators and members of the Supervisory Board, indicate:

Statutory Board of Officers
Information on the members of the Statutory Board of Officers is not being presented in this document, considering that the election of such members will not be subject to deliberation at the AGM to be held on April 25, 2025.

Board of Directors
Information on the members of the Board of Directors is not being presented in this document, considering that the election of such members will not be subject to deliberation at the AGM to be held on April 25, 2025.

Supervisory Board

Name	Eraldo Soares Peçanha	CPF/Passport	179.386.437-34
Date of Birth	9/21/1951	Profession	Accountant
Nationality	Brazilian	Elected by the Controller	No
		Start date of the first term	4/28/2017
		Date of election	4/25/2025
Elective position held	Permanent Member of the Supervisory Board	Expected date of inauguration	4/25/2025
Independent Member	Not applicable	Term of office	Until AGM 2026 (1 year)
Main professional experience in the last 5 years and other positions or functions in committees or structures that are not statutory in the Company
Eraldo Soares Peçanha holds a degree in Accounting and Business Administration from Universidade Cândido Mendes in Rio de Janeiro. Currently, he is a full member of the Company's Supervisory Board. Mr. Eraldo also holds the following positions in other companies: (i) member of the Audit Committee of the Banco do Estado do Rio Grande do Sul. His main professional experiences include: (i) Aracruz Celulose S.A. - Accounting Manager, Internal Audit Manager and Controller (1974 to 1996); (ii) CSN-Cia. Siderúrgica Nacional - Controllership and IT Officer (1996 to 2003); (iii) Embratel S.A. - Controllership Officer and Executive Director of Corporate Governance (2003 to 2008); and (iv) Icatu Seguros S.A. - Executive Director of Customer Services (2008 to 2011). He also served as a full member of the Supervisory Board in the following publicly-held companies: Vale, Net Serviços de Comunicação, JBS, Ideiasnet and in the following private companies: Cadam S.A., Ferrovia Centro Atlântica, Itá Energética and Officer Distribuidora Prod. Tecnologia; as an alternate member in the following publicly-held companies: Ouro Fino Saúde Animal Participações, CCR, AES Tiete Energia, Tupy and Padtec Holding. He was also a full Supervisory Board member in the private pension entities of some of the companies where he worked. Since 2012, he has been working as a consultant in the areas of Corporate Governance, Controllership and Accounting/Financial Processes & Systems.

Statement of possible convictions
Mr. Eraldo Soares Peçanha declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final, any conviction or application of penalty in an administrative proceeding (including by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance), even if not final, and no final conviction, in the judicial sphere or subject to a final administrative decision, that had the effect of suspension or disqualification for the practice of any professional or commercial activity.

Statement of Politically Exposed Person (PEP)
Mr. Eraldo Soares Peçanha declared that he does not fit the definition of a politically exposed person, under the terms of CVM Resolution No. 50 on August 31, 2021 and Coaf Resolution No. 40 on November 22, 2021.

Name	Luiz Augusto Marques Paes	CPF/Passport	045.320.388-47
Date of Birth	7/21/1961	Profession	Lawyer
Nationality	Brazilian	Elected by the Controller	Yes
		Start date of the first term	4/30/2004
		Date of election	4/25/2025
Elective position held	Permanent Member of the Supervisory Board	Expected date of inauguration	4/25/2025
Independent Member	Not applicable	Term of office	Until AGM 2026 (1 year)
Main professional experience in the last 5 years and other positions or functions in committees or structures that are not statutory in the Company
Luiz Augusto Marques Paes holds a law degree from the Law School of the University of São Paulo – USP. Currently, he is a full member of the Company's Supervisory Board. Mr. Luiz Paes also holds the following positions in other companies: (i) full member of the Supervisory Board of Vamos Locação de Caminhões, Máquinas E Equipamentos S.A.; (ii) full member of the Supervisory Board of Cyrela Brazil Realty S.A. Empreendimentos e Participações; (iii) full member of the Supervisory Board of Cury Construtora e Incorporadora S.A.; (iv) member of the Audit Committee of JSL S.A.; and (v) partner at the law firm Paes e Colauto Sociedade de Advogados, which provides legal consulting services in the areas of Tax and Corporate Law.

Statement of possible convictions
Mr. Luiz Augusto Marques Paes declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final, any conviction or application of penalty in an administrative proceeding (including by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance), even if not final, and no final conviction, in the judicial sphere or subject to a final administrative decision, that had the effect of suspension or disqualification for the practice of any professional or commercial activity.

Statement of Politically Exposed Person (PEP)
Mr. Luiz Augusto Marques Paes declared that he does not fit the definition of a politically exposed person, under the terms of CVM Resolution No. 50 on August 31, 2021 and Coaf Resolution No. 40 on November 22, 2021.

Name	Rubens Barletta	CPF/Passport	397.909.328-04
Date of Birth	8/10/1946	Profession	Lawyer
Nationality	Brazilian	Elected by the Controller	Yes
		Start date of the first term:	4/30/2004
		Date of election	4/25/2025
Elective position held	Permanent Member of the Supervisory Board	Expected date of inauguration	4/25/2025
Independent Member	Not applicable	Term of office	Until AGM 2026 (1 year)

Main professional experience in the last 5 years and other positions or functions in committees or structures that are not statutory in the Company
Rubens Barletta has a degree in Law from the School of Law of São Bernardo do Campo. Currently, he is a full member of the Company's Supervisory Board. Mr. Rubens Barletta also holds the following positions in other companies: (i) member of the Supervisory Board of Banco Alfa de Investimento S.A.; (ii) member of the Supervisory Board of Alfa Holdings S.A.; (iii) member of the Supervisory Board of Tegma Gestão Logística S.A.; and (iv) partner at Barletta e Schubert Sociedade de Advogados.

Statement of possible convictions
Mr. Rubens Barletta declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final, any conviction or application of penalty in an administrative proceeding (including by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance), even if not final, and no final conviction, in the judicial sphere or subject to a final administrative decision, that had the effect of suspension or disqualification for the practice of any professional or commercial activity.

Statement of Politically Exposed Person (PEP)
Mr. Rubens Barletta declared that he does not fit the definition of a politically exposed person, under the terms of CVM Resolution No. 50 on August 31, 2021 and Coaf Resolution No. 40 on November 22, 2021.

Name	Kurt Janos Toth	CPF/Passport	193.789.557-20
Date of Birth	10/30/1947	Profession	Economist
Nationality	Brazilian	Elected by the Controller	No
		Start date of the first term	4/28/2017
		Date of election	4/24/2025
Elective position held	Alternate Member of the Supervisory Board	Expected date of inauguration	4/24/2025
Independent Member	Not applicable	Term of office	Until AGM 2025 (1 year)
Main professional experience in the last 5 years and other positions or functions in committees or structures that are not statutory in the Company
Kurt Janos Toth holds a degree in Economics from Fluminense Federal University and a postgraduate degree in Finance from Pontifical Catholic University of Rio de Janeiro. He is currently an alternate member of the Company's Supervisory Board. His main professional experiences over the last 5 years include serving as a member of the following Supervisory Boards: (i) Tupy S.A. (2017 to 2021); (ii) Brasiliana Participações S.A. (2018 to 2019); and (iii) Eletropaulo Metropolitana Eletricidade de São Paulo S. A. (2015 to 2017).

Statement of possible convictions
Mr. Kurt Janos Toth declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final, any conviction or application of penalty in an administrative proceeding (including by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance), even if not final, and no final conviction, in the judicial sphere or subject to a final administrative decision, that had the effect of suspension or disqualification for the practice of any professional or commercial activity.

Statement of Politically Exposed Person (PEP)
Mr. Kurt Janos Toth declared that he does not fit the definition of a politically exposed person, under the terms of CVM Resolution No. 50 on August 31, 2021 and Coaf Resolution No. 40 on November 22, 2021.

Name	Luciano Douglas Colauto	CPF/Passport	129.559.468-42
Date of Birth	9/7/1967	Profession	Administrator
Nationality	Brazilian	Elected by the Controller	Yes
Elective position held	Alternate Member of the Supervisory Board	Start date of the first term	4/25/2024
		Date of election	4/25/2025
		Expected date of inauguration	4/25/2025
Independent Member	Not applicable	Term of office	Until AGM 2026 (1 year)
Main professional experience in the last 5 years and other positions or functions in committees or structures that are not statutory in the Company
Mr. Luciano Douglas Colauto holds a degree in Business Administration from Fundação Getúlio Vargas (EAESP-FGV) and a degree in Law from the Law School of the University of São Paulo (USP). He worked as a consultant at Arthur Andersen (auditing firm) from September 1988 to December 1991, and is currently a partner at Almeida Prado, Paes, Caruso e Colauto Consultoria Empresarial Ltda. (consulting firm), which he joined in December 1991. He served as a full member of the Supervisory Board of Nordeste Química S.A. (NORQUISA) between April 2003 and August 2004, of TECNISA S.A. between 2007 and 2017, and is a full member of the Supervisory Board of Cyrela S.A., JSL S.A. and Movida Participações S.A.

Statement of possible convictions
Mr. Luciano Douglas Colauto declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final, any conviction or application of penalty in an administrative proceeding (including by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance), even if not final, and no final conviction, in the judicial sphere or subject to a final administrative decision, that had the effect of suspension or disqualification for the practice of any professional or commercial activity.

Statement of Politically Exposed Person (PEP)
Mr. Luciano Douglas Colauto declared that he does not fit the definition of a politically exposed person, under the terms of CVM Resolution No. 50 on August 31, 2021 and Coaf Resolution No. 40 on November 22, 2021.

Name	Roberto Figueiredo Mello	CPF/Passport	532.755.358-20
Date of Birth	8/6/1948	Profession	Lawyer
Nationality	Brazilian	Elected by the Controller	Yes
		Start date of the first term	4/30/2004
		Date of election	4/25/2025
Elective position held	Alternate Member of the Supervisory Board	Expected date of inauguration	4/25/2025
Independent Member	Not applicable	Term of office	Until AGM 2025 (1 year)
Main professional experience in the last 5 years and other positions or functions in committees or structures that are not statutory in the Company
Roberto Figueiredo Mello holds a degree in Law from the Law School of the University of São Paulo – USP. He is currently an alternate member of the Company's Supervisory Board. Mr. Roberto is also a founding partner of Pacaembu Serviços e Participações Ltda.

Statement of possible convictions
Mr. Roberto Figueiredo Mello declared that, for all legal purposes, he has not been subject, in the last 5 years, to the effects of any criminal conviction, even if not final, any conviction or application of penalty in an administrative proceeding (including by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance), even if not final, and no final conviction, in the judicial sphere or subject to a final administrative decision, that had the effect of suspension or disqualification for the practice of any professional or commercial activity.

Statement of Politically Exposed Person (PEP)
Mr. Roberto Figueiredo Mello declared that he does not fit the definition of a politically exposed person, under the terms of CVM Resolution No. 50 on August 31, 2021 and Coaf Resolution No. 40 on November 22, 2021.

7.4. Provide the information mentioned in item 7.3 regarding the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory.
Not applicable, since the members of the Supervisory Board will not be part of the Company's Advisory Committees.

7.5. Inform the existence of a marital relationship, stable union or kinship up to the second degree between: (a) administrators of the issuer; (b) (i) administrators of the issuer and (ii) administrators of direct or indirect subsidiaries of the issuer; (c) (i) administrators of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer; (d) (i) administrators of the issuer and (ii) administrators of the direct or indirect controlling companies of the issuer.
Information on the members of the Board of Directors and Board of Officers is not being presented in this document, considering that the election of such members will not be subject to deliberation at the AGM to be held on April 25, 2025.

7.6. Inform about relationships of subordination, provision of services or control maintained, in the last 3 fiscal years, between the administrators of the issuer and: (a) a company controlled, directly or indirectly, by the issuer, with the exception of those in which the issuer holds, directly or indirectly, a stake equal to or greater than 99% (ninety-nine percent) of the share capital; (b) a direct or indirect controlling company of the issuer; and (c) if relevant, a supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons
Information on the members of the Board of Directors and Board of Officers is not being presented in this document, considering that the election of such members will not be subject to deliberation at the AGM to be held on April 25, 2025.

IV. Remuneration of Administrators (Section 8 of Annex C to CVM Resolution 80/22)

8.1.         Compensation policy or practice
(a)    Objectives of the compensation policy or practice, informing whether the compensation policy has been formally approved, the department responsible for its approval, date of approval and, if the issuer discloses the policy, locations on the world wide web where the document can be consulted.
Suzano has adopted a Management Compensation Policy, which establishes clear guidelines and defined objectives for the construction of the compensation of directors, committee members and statutory officers. This policy was approved by the Board of Directors on February 9, 2022The Company adopts the same criteria and guidance of the Compensation Policy for determining the compensation of the non-statutory officers.
Objectives of the Compensation Policy: The main purpose of the Compensation Policy is to attract, retain and engage professionals aligned with Suzano’s strategy, principles and values, ensuring the generation of sustainable value for shareholders. The compensation strategy adopted by the Company promotes decisions that optimize costs, increase operational efficiency and drive innovation, resulting in a higher return on invested capital. For this purpose, the compensation structure seeks to balance fixed and variable, short and long term components, promoting alignment between the interests of executives and the company’s growth and sustainability objectives.
Compensation Components: The policy includes the following main components:
▪Fixed Compensation: Defined as a result of market studies, taking into account the complexity of the positions and the skills required.
▪Short-Term Variable Compensation: profit sharing linked to the achievement of financial, operational and sustainability goals in line with the company’s strategy.
▪Long-Term Variable Compensation: Long-Term Incentive Plans based on shares linked to the performance of the company’s shares on the market, which encourage a long-term vision, reinforce a sense of ownership and contribute to retaining talent by aligning the interests of executives with the company’s sustainable results.

Governance and Review: The Compensation Policy is periodically reviewed by the Appointment and Compensation Committee and approved by the Board of Directors, ensuring its acceptance to business strategy and market practices.
Compensation Recovery Policy (Clawback): On November 30, 2023, Suzano’s Board of Directors approved the Compensation Recovery Policy (“Clawback”), which establishes the conditions under which executive officers shall repay improperly received compensation, especially in situations involving accounting adjustments or errors in the calculation of results. The initiative reinforces the company’s commitment to transparency, integrity and corporate responsibility, which already provided for the implementation of “Malus” and “Clawback” mechanisms in its Compensation Policy.
Access to the Policies: The Managers’ Compensation and Clawback Policies are available in full at the following websites:
▪Suzano’s Investor Relations Website: https://ri.suzano.com.br
▪Website of the Brazilian Securities and Exchange Commission (CVM): https://sistemas.cvm.gov.br

(b)    practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of officers
i.    the departments and committees of the issuer that participate in the decision-making process, identifying how they participate
The overall annual compensation of the managers and the Fiscal Council, if constituted, is proposed by the Board of Directors and approved by the Annual General Shareholders’ Meeting. To ensure that decisions are aligned with best market practices and the Company’s financial reality, the Board of Directors has the support of the Appointment and Compensation Committee, which is responsible for assessing and defining compensation guidelines, taking into account industry benchmarks and the Company’s strategic goals.
The Appointment and Compensation Committee carries out analyses based on market research conducted by external consultants, ensuring that compensation is competitive, fair and aligned with the Company’s performance. The proposed guidelines are reviewed periodically to ensure that they meet the needs of attracting and retaining executive talent, while at the same time they are in compliance with the shareholder expectations.
The Appointment and Compensation Committee is made of three members, being one of them member of the Board of Directors and two independent members, all with extensive experience in executive compensation and on boards of directors, ensuring transparency and impartiality in decisions.
The Appointment and Compensation Committee members are selected by the Board of Directors, based on their technical experience and independence. The selection process involves interviews conducted by the Committee Coordinator, who assess the candidates’ qualifications in corporate governance and executive compensation, ensuring that they have the necessary expertise to act autonomously and ethically in compensation discussions.
The Board of Directors, based on the proposal made by the Appointment and Compensation Committee, analyzes and approves the annual overall compensation of the managers and Fiscal Council (when established) and submits to approval of the Company’s General Meeting. After approval of the General Meeting, the Board of Directors, based on the Appointment and Compensation Committee’s proposal, approves the individualization of the compensation of the members of the management and Fiscal Council (when established).
ii.    criteria and methodology used to set individual compensation, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of these studies
Management remuneration is defined based on market standards, from sources with high credibility and methodological rigor, such as surveys carried out by specialized consultants, which ensure the competitiveness and suitability of compensation to the Company's strategic needs and best HR practices. These sources are fundamental to positioning our collaborators' remuneration within the best market standards, ensuring the company's ability to attract and retain high-performance talent.
Every year, the Company acquires a comprehensive market survey from the renowned consultancy Korn Ferry, which is used as a source to define the comparison criteria and objective benchmarks that will guide the compensation of the members of the Board of Directors, Board of Officers, Fiscal Council, and Advisory Committees.
This analysis is based on a sample of companies similar in size and operating characteristics to Suzano, or leaders in their respective segments.
In order to define fixed, short and long-term variable compensation, the Company uses the following main sources of comparison provided by Korn Ferry: the “Top Exec” survey and the data provided by the KF Pay compensation platform, for the Board of Officers, and the Directors’ compensation survey for the Board of Directors, Advisory Committees and Fiscal Council, both from Korn Ferry. These tools present themselves as important sources for internal reflection and decision-making, as they offer precise data on compensation practices in companies of the same size, allowing the Company to adopt objective and detailed comparisons.
Board of Directors, Fiscal Council and Committees: the compensation survey contracted with Korn Ferry is carried out considering a panel of 25 selected companies, which are comparable in size and governance characteristics to the Company, according to the following methodology:
▪Sector of Activity: 24% of the companies are from the Industrial sector, 16% from the Consumer sector, 16% from the Retail sector and 44% in other sectors.

▪Governance: 64% of the companies are listed on the Novo Mercado; and

▪Capital Structure: 36% of the companies have pulverized capital.

Korn Ferry’s survey analyzes the main compensation practices and trends, taking into account the length of time Directors spend on the board, total fees (short and long term), participation in committees and benefits offered, among other aspects.
Board of Officers: through the KF Pay compensation platform and the “Top Exec” survey, the Korn Ferry consultancy consolidates company data on an annual basis, with the purpose of supporting its clients, such as the Company, in internal discussions and decision-making regarding the compensation of the Company executives. The panel made available to Suzano is made up of compensation data from 32 companies of a similar size and characteristics to Suzano, according to the following methodology:
▪Sector of Activity: 19% of the companies are from the Industrial sector, 13% from Transportation, 9% from Mining and 59% from other sectors.

▪Number of Employees: 41% of the companies have more than 10,001 employees.

▪Annual Gross Revenue: 44% have annual gross revenues between US$ 1 billion and US$ 5 billion.

The survey aims to present itself as a detailed source on the main compensation practices and trends in the market, such as information on fixed remuneration, short- and long-term incentives, benefits (direct and indirect), among others.
The above surveys are presented through detailed reports that consolidate the compensation practices of the companies surveyed by Korn Ferry. The Company does not have access to any individual remuneration information, but only to an overview of the value ranges practiced by position or salary group in the analyzed companies, which serves as a source for the Company’s internal discussions and decision-making regarding the remuneration of its executives.
The data from the 'Top Exec' survey and the market surveys for the compensation of the Board of Officers, Board of Directors, Fiscal Council, and Advisory Committees are updated annually by Korn Ferry, based on actual compensation information from all surveyed companies. Korn Ferry's methodology aims to include in the panels companies with operational and financial characteristics compatible with Suzano's reality, in order to present itself as a valid source for minimally consistent and relevant comparisons.
The compensation strategy is built from the analysis of the statistical percentages of Korn Ferry's reports, which helps the Company determine the compensation ranges it considers competitive and compatible with the goal of attracting and retaining high-performance talent. These ranges guide the definition of compensation amounts for the members of the Board of Directors, Board of Officers, Fiscal Council, and Committees.
iii. how often and in what way the board of directors assesses the suitability of the issuer’s compensation policy
Every year, the Compensation Policy is assessed based on market information by specialized consulting companies. The Appointment and Compensation Committee caries out a detailed analysis of the data from market surveys to assess the competitiveness and suitability of the Company’s Compensation Policy. This assessment considers the best practices in the sector, ensuring that the Managers’ compensation is aligned with the Company’s strategic needs and market trends.
The Committee also analyzes the structure of the compensation packages, including fixed compensation, short and long term variable compensation, and benefits, with the purpose of ensuring that these components are compatible with the Company’s performance and its long-term strategy. The review also ensures that the compensation policy remains attractive for attracting and retaining qualified talents
Any proposed changes to the compensation plans are discussed by the Committee and submitted to the Board of Directors. The Board of Directors analyzes these proposals to ensure that they are in accordance with corporate governance principles, aligned with the Company’s strategy and in the interests of shareholders.
This periodic assessment of the Compensation Policy is an ongoing process, which can be influenced by changes in the market, economic conditions or the Company’s strategic priorities.
If any improvement opportunity and/or adjustment is identified to be implemented in the Compensation Policy, such suggestion is submitted by the Appointment and Compensation Committee to approval from the Board of Directors, in accordance with item 8.2.(b)(i) above.

(c)    Composition of Compensation
i.     Description of the several elements that make up the compensation, including, with respect to each of them:
•Its objectives and alignment with the issuer’s short, medium and long-term interests
The compensation of the Company’s executives is structured to ensure alignment with the interests of shareholders and to support the Company’s sustainable growth. The main components of compensation are described below, with details of their objectives and how they connect to the Company’s short, medium and long-term strategy:
▪Fixed Annual Compensation: comprises the salary or fee of executives, plus any compensation for participation in committees and governance functions. Its purpose is to provide stable compensation, reflecting the responsibility of the position and ensuring competitive compensation in the short term, in compliance with the market expectations.
▪Short-Term Variable Compensation: profit sharing that rewards employees annually for meeting short-term goals, which are aligned with the Company’s strategic objectives.
The program intends to reinforce the alignment of executives with the interests of shareholders, motivating them to achieve financial, operational and ESG-related income that have a direct impact on the Company’s value.

▪Long-Term Variable Compensation (share-based): it covers the Long-Term Incentive Plans (ILP) based on shares with a view to aligning the interests of managers with those of the

Company and its shareholders and encouraging them to conduct the Company’s business in a sustainable manner, within appropriate risk limits and in compliance with the interests of shareholders. The Company currently has the following Long-Term Incentive Plans:

-Phantom Shares Plan: Compensation plan that grants units representing the Company’s shares that entitle the beneficiary to receive a financial amount after fulfillment of the vesting period, and performance metrics may be included, as a multiplying factor of the redemption amount.

-Performance Shares Plan: Compensation plan that grants the right to receive shares of the Company, subject to fulfillment of the vesting period and the achievement of goals based on performance indicators.

-SAR Program (Share Appreciation Rights): Compensation Program which was discontinued in 2024, linked to the appreciation of the Company’s shares and which grants the beneficiary with units representing the company’s shares (Phantom Shares) that entitle the receipt by the beneficiary of a financial amount, subject (i) to the investment by the beneficiary upon the grant; (ii) to achievement of the performance indicator and (iii) to fulfillment of the grace period. The grants that are still active will be settled by 2027.
For the Long-Term Incentive Plans highlighted above, the main performance indicator is the relative TSR (Total Shareholder Return), which measures the total return to shareholders, combining the appreciation of the shares with the dividends paid. The Company's performance is compared with a group of competing companies (“Reference Group”), and the Company's relative position in this ranking determines the performance factor.
Information on the Long-Term Incentive Plans is available in item 8.4 of this form and detailed below for each management body.
▪Post-employment direct and indirect benefits: the Company offers a robust benefits package, in line with the best market practices, as further detailed below.

The application of these elements, as well as their objectives and their alignment with respect to the short, medium and long-term interests of the Company, related to the managers, take place as detailed below:

Board of Directors
Fixed compensation
The fixed compensation of the members of the Board of Directors is defined based on market standards, with the purpose of attracting, retaining and rewarding qualified directors who add value to the Company, consisting of salaries or fees.
In addition to fixed compensation, directors who serve on advisory committees receive additional fees, paid monthly, as a form of recognizing the devotion and responsibility associated with these extra duties.

It is important to note that although the Board is a joint body, members’ compensation may vary according to subjective criteria, such as:
▪Responsibility level: Compensation can be adjusted in accordance with the complexity of the position and the degree of involvement in strategic decisions.

▪Training and competence: Compensation can be adjusted in accordance with the experience and technical qualifications of each director.

▪Accumulation of positions: Compensation may be adjusted for directors who hold multiple positions or strategic functions within the Company.

▪Market value of services: Compensation may be adjusted when the Company observes the market value of the services provided by directors, especially when their skills are rare or of great strategic relevance.

These adjustments guarantee differentiated compensation according to the specific characteristics of each director, always in compliance with the Company’s interests and the need to maintain internal equaty.
Long-term Variable compensation (share-based)
The members of the Board of Directors are eligible to participate in the Performance Shares Plan with Performance Shares, which intends to align the interests of the Board of Directors with the Company’s medium and long-term strategic objectives, promoting sustainable growth and maximizing shareholder value.
The programs under the Performance Shares Plan for the Board of Directors have a vesting period of three (3) years, and are subject to a relative TSR as a performance indicator (Goal), the satisfaction of which impacts the number of Performance Shares ultimately delivered to the beneficiary.
Information on the Performance Shares Plan (Performance Shares) is available in item 8.4 of this form.
Direct and indirect Benefits
The Company offers a life insurance benefit for directors with permanent dedication. This benefit is intended to provide additional security to directors and ensure the continuity of the Company’s governance in the event of unforeseen events, allowing them to concentrate fully on their strategic responsibilities.
Post-employment benefits and others: Not applicable
Board of Officers (Statutory and Non-Statutory)
Fixed compensation
The fixed compensation of the members of the Board of Officers is determined as a result of a market analysis, taking into account the best practices in the sector. Its purpose is to attract, retain and motivate highly qualified executives who can generate value for the Company’s results. This compensation reflects the time, dedication and responsibilities of each member, in compliance with the company’s goals and strategy.

Fixed compensation is reviewed from time to time, taking into account individual performance, market standards and the Company’s strategic needs. Adjustments are made to ensure that executives are rewarded appropriately, in accordance with their impact on the Company’s performance and growth.
Short-term variable compensation

The Company’s short-term variable compensation includes profit sharing and intends to align the performance of executives and employees with the Company’s short-term strategic priorities, encouraging a focus on results that directly impact the sustainable growth of the business.
The program offers rewards based on the achievement of pre-established annual goals, which reflect the organizational objectives and the commitment to creating value for stakeholders. The main goals of this component are composed of individual goals, business unit’s goals, performance evaluation, and collective goals, as applicable, taking into account mainly:
▪Financial health: Indicators such as EBITDA and Operating Cash Generation, which assess financial efficiency and the ability to generate resources.

▪Operational optimization: goals intended at improving the efficiency of internal processes and productivity.

▪ESG (Environmental, Social and Governance): Objectives intended at Diversity and Inclusion, and other sustainability and governance criteria.

As a trigger, the calculation and payment of profit sharing are subject to reaching or exceeding the previously defined minimum value of the financial indicator established by the Company.
The short-term compensation structure was Designed to ensure a clear relationship between individual and collective performance and the company’s results, promoting a culture of high performance. Goals are monitored continuously throughout the year, with periodic reviews that allow progress to be assessed, points of attention to be identified and, when necessary, strategies adjusted to ensure alignment with the strategic drivers defined by the leadership.
In addition to recognizing exceptional deliveries, the short-term compensation reinforces the principle of meritocracy and the importance of collaboration between areas, encouraging behavior in compliance with the organizational culture and corporate governance guidelines.
This structured and transparent approach guarantees equitable management of variable compensation, ensuring that rewards are awarded fairly, based on objective criteria and in compliance with internal policies and applicable regulations.
The configuration of the program will be discussed in greater depth later in the chapter on the calculation and adjustment methodology.
Long-term variable compensation (share-based):
The long-term variable compensation of the Board of Officers is structured through the Long-Term Incentive Plans (ILP) based on actions intended at aligning the interests of the members of the Board of Officers with the Company’s medium and long-term strategic objectives, promoting sustainable growth and maximizing shareholder value.
Until the 2023 fiscal year, the members of the Board of Officers and the Board of Directors received, as a Long-Term Incentive (LTI), share-based payments (i) as phantom shares options granted under the SAR Program; (ii) as shares delivered under the Performance Shares Plan; and (iii) as phantom shares granted under the Phantom Shares Plan. In 2024, management decided to discontinue the SAR Plan. To strengthen the alignment between management and shareholder interests and ensure the continuity of appropriate incentive practices, management proposed to the 2024 Ordinary and Extraordinary General Meeting the improvement of the Performance Shares Plan and the Phantom Shares Plan through the approval of two new plans.
Therefore, the Board of Officers is eligible to participate in (i) the Phantom Shares Plan; and (ii) the Performance Shares Plan.
The programs under the Phantom Shares Plan currently in force have a vesting from three (3) to five (5) years, and are subject to relative TSR as the Company’s performance indicator, the satisfaction of which impacts the calculation of the redemption amount (as defined in the Plan).
The programs under the Performance Shares Plan currently in force have a vesting period of three (3) to five (5) years, and are subject to a relative TSR performance indicator (Goal), the satisfaction of which impacts the number of Performance Shares to be effectively delivered to the beneficiary.
See item 8.4 of this Reference Form for more details on the Company’s Long-Term Incentive Plans.
Direct and indirect Benefits
The Company offers a robust benefits package to the Officers, including food vouchers, meal vouchers, group life and personal accident insurance, private pension plans, health check-ups, health and dental plans.
These benefits are designed to promote the well-being and life quality of the members of the Board of Officers, in compliance with the best market practices. These benefits packages are reviewed from time to time to ensure that the Company remains competitive and able to attract and retain the best talent.
Post-employment benefits
The Company offers a pension plan to the Officers aimed at providing assistance after termination of employment with the Company.
Bonuses and termination of positions
The Company may, on a non-recurring basis, enter into contractual arrangements in the form of bonuses and termination benefits as a result of changes in the composition of management.

Fiscal Council
Fixed Compensation

The Company’s Fiscal Council is a supervisory body, made up of independent members, whose main function is to ensure that the Company’s activities comply with legal, regulatory and statutory rules. The Fiscal Council is non-permanent and is constituted at the request of shareholders, under article 161 of Law No. 6,404/76.
The compensation of the Fiscal Council members consists of a fixed monthly compensation which shall not be less than 10% of the average fixed compensation of the members of the Statutory Board of Officers, excluding benefits, representation fees and profit-sharing, pursuant to paragraph 2 of article 162 of Law No. 6,404/76. The fixed compensation policy seeks not only to meet legal requirements, but also to attract qualified professionals to carry out supervisory duties.
The amount of compensation is reviewed from time to time, taking into account factors such as the market and the complexity of the Company’s activities. This practice ensures that the Fiscal Council members are adequately compensated, reflecting the time and effort dedicated to their duties and the importance of their role in corporate governance.
Variable compensation: Not applicable.
Direct and indirect benefits: Not applicable.
Post-employment benefits and others: Not applicable.

Advisory Committees
Fixed Compensation:
The compensation of the members of the advisory committees is made up of fixed monthly compensation, designed to reflect the time, experience and dedication of each member in analyzing and recommending strategies relevant to the future of the Company.
In addition, the fixed compensation seeks to ensure that the Company has access to the best talent to advise the Board of Directors, contributing to the performance and sustainability of the business in the long term. Compensation is reviewed from time to time, taking into account the complexity and responsibilities assumed by committee members.
Variable compensation: Not applicable.
Direct and indirect benefits: Not applicable.
Post-employment benefits and others: Not applicable.
•Their proportion of total compensation in the last 3 fiscal years

	Fiscal Year ended on December 31 of
STATUTORY BOARD OF OFFICERS	2024	2023	2022
Fixed Compensation	17.2%	30.4%	34.1%
Salaries or fees	16.3%	28.6%	33.4%
Direct or indirect benefits	0.8%	1.8%	0.7%
Participation in committees	0.0%	0.0%	0.0%
Variable Compensation	12.8%	26.2%	15.8%
Bonus	0.0%	13.0%	0.0%
Profit sharing	12.8%	13.1%	15.8%
Post-employment benefits	0.5%	0.6%	0.7%
Termination of employment	2.2%	0.0%	0.0%
Share-based compensation	67.3%	42.8%	49.4%
Total	100.0%	100.0%	100.0%

	Fiscal Year ended on December 31 of
BOARD OF DIRECTORS	2024	2023	2022
Fixed Compensation	68.7%	83.0%	100,0%
Salaries or fees	49.3%	59.2%	66.6%
Direct or indirect benefits	0.2%	0.2%	0.2%
Participation in committees	19.3%	23.6%	33.3%
Variable Compensation	0.0%	0.0%	0.0%
Bonus	0.0%	0.0%	0.0%
Profit sharing	0.0%	0.0%	0.0%
Post-employment benefits	0.0%	0.0%	0.0%
Termination of employment	0.0%	0.0%	0.0%
Share-based compensation (1)	31.3%	17.0%	0.0%
Total	100.0%	100.0%	100.0%
(1)As of 2023, the members of the Board of Directors are eligible to participate in the Performance Shares Plan, as detailed above and in item 8.4 of this Form.

	Fiscal Year ended on December 31 of
FISCAL COUNCIL	2024	2023	2022
Fixed Compensation	100.0%	100.0%	100.0%
Salaries or fees	100.0%	100.0%	100.0%
Direct or indirect benefits	0.0%	0.0%	0.0%
Participation in committees	0.0%	0.0%	0.0%
Variable Compensation	0.0%	0.0%	0.0%
Bonus	0.0%	0.0%	0.0%
Profit sharing	0.0%	0.0%	0.0%
Post-employment benefits	0.0%	0.0%	0.0%
Termination of employment	0.0%	0.0%	0.0%
Share-based compensation	0.0%	0.0%	0.0%
Total	100.0%	100.0%	100.0%

	Fiscal Year ended on December 31 of
ADVISORY COMMITTEES	2024	2023	2022
Fixed Compensation	100.0%	100.0%	100.0%
Salaries or fees	100.0%	100.0%	100.0%
Direct or indirect benefits	0.0%	0.0%	0.0%
Participation in committees	0.0%	0.0%	0.0%
Variable Compensation	0.0%	0.0%	0.0%
Bonus	0.0%	0.0%	0.0%
Profit sharing	0.0%	0.0%	0.0%
Post-employment benefits	0.0%	0.0%	0.0%
Termination of employment	0.0%	0.0%	0.0%
Share-based compensation	0.0%	0.0%	0.0%
Total	100.0%	100.0%	100.0%
•Its calculation and readjustment methodology
The annual amount intended for the overall compensation of the Managers and the Fiscal Council (when constituted) is approved at the Ordinary General Meeting of the Company’s shareholders.
As described in item 8.1.b.ii of this Form, every year the Company carries out a comparative analysis of the compensation amounts paid to members of the Board of Officers, the Board of Directors and Advisory Committees, with those practiced in the market, especially by competing companies in the segments in which the Company operates, as well as by Brazilian multinational companies and publicly traded companies or companies with similar compensation strategies. This process is conducted based on the guidelines of the Company’s compensation strategy, through surveys carried out by renowned and specialized external consultants, with the purpose of assessing the degree of competitiveness and, if necessary, proposing adjustments to compensation components that are uneven.
Fixed Compensation
For the purposes of composing fixed compensation, the Company regularly carries out market surveys in order to assess whether the criteria and conditions it adopts for determining compensation are satisfactory and allow for the retention of professionals, as well as analyzing the need to propose adjustments to any compensation components that may be uneven. These surveys are carried out annually by a specialized and market-recognized consultancy hired by the Company, and are based on the analysis of data from the main companies in the Brazilian market, with similar turnover and size to the Company. More information can be found in item 8.1.b(ii) of this Reference Form.
In addition, adjustments to the Board of Officers’ fixed compensation are also directly linked to the annual performance assessment of Suzano’s professionals. This assessment takes into account individual performance indicators, which reflect the value and contribution of each employee to the sustainable growth of the Company.
Long-Term variable Compensation (share-based)
The values of the Long-Term Incentive grants based on shares are defined on the basis of data from Korn Ferry’s compensation survey, which provides a detailed overview of market trends, salary practices and standards adopted by companies in several sectors. The analysis of this data allows Suzano to maintain its competitive compensation strategy and ensure that employees receive compensation that is compatible with market conditions, thus contributing to the attraction and retention of talent.
The determination of the grant amount of Performance Shares and Phantom Shares is calculated based on (i) a financial amount assigned according to the hierarchical level of each position in the beneficiary’s organization; and (ii) converted into a number of shares, considering the average listing price of the Company’s shares in the ninety (90) trading sessions of the B3 stock exchange prior to the grant date.
Long-term incentives are reviewed annually to reflect market variations and changes in salary standards. This ongoing review process ensures that Suzano’s compensation strategy remains competitive and in compliance with the organizational needs and economic dynamics. The constant review allows the company to adjust its remuneration policy, ensuring that incentives remain appropriate to external conditions and performance expectations.
Share-based long-term incentive Programs are also subject to relative TSR performance conditions.
This approach ensures that long-term incentives fairly reward employees, reflecting the creation of value for shareholders and other stakeholders.
Short-term variable compensation
The short-term variable compensation in the form of profit sharing is defined pursuant to the hierarchical level of each position in the organization. These values are established on the basis of data provided by the Korn Ferry compensation survey, which offers detailed information on market trends and the practices adopted by companies in several sectors. Based on this data, Suzano seeks to guarantee the competitiveness of its compensation strategy, aligning it with the best market practices and ensuring that employees receive compensation in accordance with external conditions.
These incentives are reviewed annually in order to reflect market movements and changes in salary standards. This ongoing review process ensures that the company remains competitive in both attracting and retaining talent, adjusting its strategy in compliance with economic dynamics and organizational needs.
As a trigger, the calculation and payment of profit sharing are subject to reaching or exceeding the previously defined minimum value of the financial indicator established by the Company.
The program is structured the components as described below:
Collective goals
They are defined annually by the senior management, the collective goals represent objectives common to all participants, intended at the company’s overall performance. When determining these goals, aspects such as:
▪Financial health: Economic and financial sustainability of the business.

▪Competitive performance: The company’s performance in comparison with the main competitors in the sector.

▪ESG (Environmental, Social and Governance) Practices: Indicators related to environmental, social and governance issues, in accordance with the company’s commitments.

Business Unit (BU) Goals
Like the collective goals, the Business Unit goals are set annually by senior management, focusing on the specific performance of each BU. This block includes financial and operational objectives directly linked to the growth, efficiency and results of the unit to which the participant is assigned.
Individual Goals
They are defined by the employee together with their immediate leader, individual goals should reflect the strategic objectives of the area and contribute to achieving organizational goals. Each participant can have up to four individual goals, prioritizing relevant deliveries in accordance with the company’s business plan.

Performance Evaluation
The performance evaluation considers, in addition to the results delivered, the employee’s behavior and alignment with the corporate culture and values. This component is essential for ongoing development and maintaining a high-performance environment, based on attitudes that support the company’s strategy.
This structure seeks to ensure greater clarity, alignment and fairness in the process of defining, monitoring and paying the annual bonus, reinforcing the commitment to sustainable growth and meritocracy. The Company adopts an ongoing monitoring process to assess progress in each of these pillars throughout the year, in order to ensure that the initiatives are progressing consistently and in compliance with the organization’s long-term objectives.
Achievement of Goals
The achievement ranges of the Collective Goals, Business Unit (BU) Goals and Individual Goals for the Board of Officers vary between 30% and 170%. Achievement can be at the minimum threshold (30%) in scenarios of performance below the expected, or exceed the standard (100%) when the results exceed the established goals, reaching up to (170%).
Achievement of Performance Evaluation
The performance component, which considers the individual performance, behavior, and alignment with the company’s culture, can vary from 0% to 200%, where:
0%: Performance significantly below the expectations, with low alignment with the expected behaviors.
100%: Expected performance, with consistent delivery and behavior aligned with the culture.
200%: Distinguished performance, with extraordinary results and attitudes that are a reference for the team.
These ranges have been structured to ensure clear differentiation in recognition, rewarding those who deliver superior results and demonstrate strong acceptance to organizational values.
Direct and indirect Benefits
The direct and indirect benefits to which employees are entitled are calculated based on local market practices (Brazil), as determined by surveys conducted by Korn Ferry. This research intends to identify the practices adopted and the profile of the granting of benefits in companies of a similar size, ensuring that Suzano remains aligned with market conditions and trends.
Post-employment Benefits:
Information on private pension plans is available in item 8.14 of this Reference Form.
•Main performance indicators taken into account, including, where appropriate, indicators linked to ESG issues

The compensation of the company’s managers is made up of fixed and variable components and long-term benefits. Each part is structured to align the interests of managers with the Company’s strategic objectives, promoting the generation of sustainable value over the long term. Below we detail the main components and the performance indicators considered for each one.
Fixed Compensation
▪Market Surveys: Defined on the basis of compensation studies in companies of the same size and sector.
▪Competitive Positioning: Ongoing monitoring to ensure the Company’s competitiveness with respect to the market.

Variable Compensation
The short-term variable compensation is linked to the achievement of goals and indicators that reflect the Company’s financial, operational and strategic performance. The purpose is to reward managers for results that directly contribute to the creation of long-term sustainable value. Performance and market trends are reviewed from time to time, allowing for the necessary adjustments to ensure acceptance to the Company’s strategies.
Main financial indicators:
▪EBITDA: Measurement of the Company’s operating profit.
▪Operating Cash Generation and Free Cash Flow: Assessment of the ability to generate cash and maintain operating liquidity.
▪Working Capital: Measuring efficiency in inventory management and payment deadlines.
▪Net Debt and Cost of Debt: Monitoring the debt structure and its costs.
▪Contribution Margin: Indicator of operating profitability.
▪Relative TSR: it compares a company’s total return with the performance of an index or group of similar companies. It measures the creation of value for shareholders with respect to competitors or the market.
▪Budget Compliance: Monitoring the consistency with the established budget.
Main operational indicators:
▪Pulp and Paper Production Levels: Measurement of the Company’s production capacity.
▪Operating and Commercial Costs: Control of fixed, variable and sale costs.
▪Availability of Areas for Planting: Efficient management of natural resources.
▪Integration of Acquired Companies: Success in integration and generation of synergies.
▪Implementation of Innovations: Assessment of the implementation of innovative projects.

Main ESG (Environmental, Social and Governance) Indicators:
The ESG indicators are essential to ensuring that the Company acts responsibly, meeting environmental and social commitments. The main indicators include:

▪Diversity and Inclusion: Promoting diversity with a focus on increasing the representation of women and black people in leadership positions.
▪Fighting Poverty and Generating Income: Projects intended at social inclusion and generating economic opportunities.
▪Carbon Credit Projects: Active participation in initiatives to offset carbon emissions.
▪Regulatory Compliance: Consistency in relation to regulations such as SOX and internal controls, ensuring solid governance.

The compensation structure for managers intends to ensure alignment between their interests and the Company’s strategic objectives, with a focus on creating long-term value for shareholders and the sustainability of operations. The combination of financial, operational, strategic and ESG indicators provides an effective incentive system, reinforcing corporate responsibility and solid governance.
ii.    reasons justifying the composition of compensation
The composition of managers’ compensation is carefully aligned with the Company’s long-term objectives, with a focus on attracting, retaining and motivating key talent. The remuneration structure, planned to support the continuous success of the organization with the best corporate governance practices, is competitive with respect to the market, positioning total remuneration above the average for companies of a similar size and sector. Accordingly, the Company ensures that managers are rewarded pursuant to the strategic impact of their decisions, promoting sustainable performance and keeping high standards of responsibility and transparency.
Fixed Compensation:
Defined as a result of market analysis and comparisons with companies of the same size and sector, fixed compensation intends to guarantee fair and competitive compensation. This component reflects the responsibilities and level of complexity of the positions, ensuring that the company can attract and retain qualified executives with the experience and skills needed to meet strategic challenges.
Short-Term Variable Compensation:
Variable compensation is directly linked to the Company’s performance and is designed to align the interests of managers with the Company’s strategic and short-term objectives. It is composed of financial, operational, strategic and ESG indicators, it rewards results that generate sustainable value for shareholders and society. The inclusion of short-term goals ensures that incentives are balanced, encouraging decisions that promote the Company’s continued growth.
Variable Long-Term Compensation (share-based):
Long-term incentives, such as Share-based compensation plans, are key to fostering loyalty and long-term commitment among managers. These benefits are in accordance with interests of executives with the creation of shareholder value over time.

iii.    existence of members not remunerated by the issuer and the reason for this fact
There are no non-remunerated members.

(d)    existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling shareholders
There is no portion of the remuneration received by members of the Board of Directors, Executive Board, Fiscal Council and/or members of the Advisory Committees as a result of holding office at the issuer that is borne by subsidiaries, controlled companies or direct or indirect controllers.

(e)    existence of any compensation or benefit related to a certain corporate event, such as the disposal of the issuer’s controlling interest
Currently, there is no compensation or benefit for members of management related to the occurrence of a specific corporate event.

8.2.     Total compensation by body

Total expected compensation for the current Fiscal Year 12/31/2025 – Annual Values.
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Total No. of members	9.00	6.58	3.00	18.58
No. of paid members	9.00	6.58	3.00	18.58
Clarification
Fixed Annual Compensation	19,506,470.35	17,507,986.24	1,261,729.70	38,276,186.29
Salary or compensation for work	15,989,854.51	16,823,681.74	1,261,729.70	34,075,265.95
Direct and Indirect Benefits	72,999.31	684,304.50	0.00	757,303.80
Participation in committees	3,443,616.53	0.00	0.00	3,443,616.53
Others
Description of other fixed compensations
Variable compensation	0.00	38,298,239.89	0.00	38,298,239.89
Bonus	0.00	7,500,000.00	0.00	7,500,000.00
Profit sharing	0.00	30,798,239.89	0.00	30,798,239.89
Participation in meetings	0.00	0.00	0.00	0.00
Committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensations	INSS (employer’s burden) incident on the variable compensation (bonus)	INSS (employer’s burden) incident on the variable compensation (bonus)	INSS (employer’s burden) incident on the variable compensation (bonus)
Post-employment	0.00	922,573.57	0.00	922,573.57
Termination of office	0.00	6,057,100.00	0.00	6,057,100.00
Share-based (including options)	9,716,314.44	83,372,620.23	0.00	93,088,934.67
Note	The number of members of each department was calculated considering the annual average of the number of members calculated monthly.	The number of members of each department was calculated considering the annual average of the number of members calculated monthly.	The number of members of each department was calculated considering the annual average of the number of members calculated monthly.
Total compensation	29,222,784.79	146,158,519.92	1,261,729.70	176,643,034.42

Total compensation for the Fiscal Year ended 12/31/2024 – Annual Values
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Total No. of members	8.83	7.17	3.00	19.00
No. of paid members	8.83	7.17	3.00	19.00
Clarification
Fixed Annual Compensation	13,783,032.29	23,658,843.40	1,090,800.00	38,532,675.69
Salary or compensation for work	9,886,064.00	22,520,714.87	1,090,800.00	33,497,578.87
Direct and Indirect Benefits	32,956.33	1,138,128.53	0.00	1,171,084.86
Participation in committees	3,864,011.96	0.00	0.00	3,864,011.96
Others	0.00	0.00	0.00	0.00
Description of other fixed compensations
Variable compensation	0.00	17,681,766.08	0.00	17,681,766.08
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	17,681,766.08	0.00	17,681,766.08
Participation in meetings	0.00	0.00	0.00	0.00
Committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensations	INSS (employer’s burden) incident on the variable compensation (bonus)	INSS (employer’s burden) incident on the variable compensation (bonus)	INSS (employer’s burden) incident on the variable compensation (bonus)
Post-employment	0.00	724,545.32	0.00	724,545.32
Termination of office	0.00	2,969,866.67	0.00	2,969,866.67
Share-based (including options)	6,268,983.87	92,781,794.95	0.00	99,050,778.82
Note	The number of members of each department was calculated considering the annual average of the number of members calculated monthly.	The number of members of each department was calculated considering the annual average of the number of members calculated monthly.	The number of members of each department was calculated considering the annual average of the number of members calculated monthly.
Total compensation	20,052,016.16	137,816,816.43	1,090,800.00	158,959,632.59

Total compensation for the Fiscal Year ended 12/31/2023 – Annual Values
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Total No. of members	9.00	7.00	3.00	19.00
No. of paid members	9.00	7.00	3.00	19.00
Clarification
Fixed Annual Compensation
Salary or compensation for work	9,285,259.00	26,307,936.77	1,066,800.00	36,659,995.77
Direct and Indirect Benefits	25,926.94	1,661,641.43	0.00	1,687,568.37
Participation in committees	3,709,011.96	0.00	0.00	3,709,011.96
Others	0.00	0.00	0.00	0.00
Description of other fixed compensations
Variable compensation
Bonus	0.00	12,000,000.00	0.00	12,000,000.00
Profit sharing	0.00	12,094,548.47	0.00	12,094,548.47
Participation in meetings	0.00	0.00	0.00	0.00
Committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensations	INSS (employer’s burden) incident on the variable compensation (bonus)	INSS (employer’s burden) incident on the variable compensation (bonus)	INSS (employer’s burden) incident on the variable compensation (bonus)
Post-employment	0.00	598,412.60	0.00	598,412.60
Termination of office	0.00	0.00	0.00	0.00
Share-based (including options)	2,666,666.67	39,463,601.51	0.00	42,130,268.18
Note	The number of members of each department was calculated considering the annual average of the number of members calculated monthly.	The number of members of each department was calculated considering the annual average of the number of members calculated monthly.	The number of members of each department was calculated considering the annual average of the number of members calculated monthly.
Total compensation	15,686,864.57	92,126,140.78	1,066,800.00	108,879,805.35
Total compensation for the Fiscal Year ended 12/31/2022 – Annual Values
Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Total No. of members	9.33	7.00	3.00	19.33
No. of paid members	9.33	7.00	3.00	19.33
Clarification
Fixed Annual Compensation

Salary or compensation for work	10,590,794.50	24,505,063.37	987,600.00	36,083,457.87
Direct and Indirect Benefits	26,616.60	524,367.89	0.00	550,984.49
Participation in committees	5,294,000.00	0.00	0.00	5,294,000.00
Others	0.00	0.00	0.00	0.00
Description of other fixed compensations
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	11,580,965.24	0.00	11,580,965.24
Participation in meetings	0.00	0.00	0.00	0.00
Committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensations	INSS (employer’s burden) incident on the variable compensation (bonus)	INSS (employer’s burden) incident on the variable compensation (bonus)	INSS (employer’s burden) incident on the variable compensation (bonus)
Post-employment	0.00	548,472.12	0.00	548,472.12
Termination of office	0.00	0.00	0.00	0.00
Share-based (including options)	0.00	36,315,154.05	0.00	36,315,154.05
Note	The number of members of each department was calculated considering the annual average of the number of members calculated monthly.	The number of members of each department was calculated considering the annual average of the number of members calculated monthly.	The number of members of each department was calculated considering the annual average of the number of members calculated monthly.
Total compensation	15,911,411.10	73,474,022.67	987,600.00	90,373,033.77

Forecast for the current fiscal year (2025)
	Board of Directors	Board of Officers	Fiscal Council	Total
Total No. of members	9.00	6.58	3.00	18.58
No. of paid members	0.00	6.58	0.00	6.58
Clarification	N/A	N/A	N/A	N/A
REGARDING BONUS
Minimum value provided in the compensation plan	0	0	0	0
Maximum value provided in the compensation plan	0	7,500,000.00	0	7,500,000.00
Value provided in the compensation plan, if the goals are achieved	0	7,500,000.00	0	7,500,000.00
Value effectively acknowledged in the fiscal year	N/A	N/A	N/A	N/A
REGARDING PROFIT SHARING
Minimum value provided in the compensation plan	0	-	0	-
Maximum value provided in the compensation plan	0	30,798,239	0	30,798,239
Value provided in the compensation plan, if the goals are achieved	0	20,869,489.89	0	20,869,489.89
8.3.     Variable compensation

Fiscal year ended on 12/31/2024
	Board of Directors	Board of Officers	Fiscal Council	Total
Total No. of members	8.83	7.17	3.00	19.00
No. of paid members	0.00	6.67	0.00	6.67
Clarification	-	-	-	-
REGARDING BONUS
Minimum value provided in the compensation plan	0	0	0	0
Maximum value provided in the compensation plan	0	0	0	0
Value provided in the compensation plan, if the goals are achieved	0	0	0	0
Value effectively acknowledged in the fiscal year	0	0	0	0
REGARDING PROFIT SHARING
Minimum value provided in the compensation plan	0	0	0	0
Maximum value provided in the compensation plan	0	23,063,535.26	0	23,063,535.26
Value provided in the compensation plan, if the goals are achieved	0	14,881,035.26	0	14,881,035.26
Value effectively acknowledged in the year	0	17,681,766.08	0	17,681,766.08

Fiscal year ended on 12/31/2023
	Board of Directors	Board of Officers	Fiscal Council	Total
Total No. of members	9.00	7.00	3.00	19.00
No. of paid members	0.00	7.00	0.00	7.00
Clarification	-	-	-
REGARDING BONUS
Minimum value provided in the compensation plan	0.00	0.00	0.00	0.00
Maximum value provided in the compensation plan	0.00	0.00	0.00	0.00
Value provided in the compensation plan, if the goals are achieved	0.00	0.00	0.00	0.00
Value effectively acknowledged in the year	0.00	12,000,000.00	0.00	12,000,000.00
REGARDING PROFIT SHARING
Minimum value provided in the compensation plan	0.00	0.00	0.00	0.00
Maximum value provided in the compensation plan	0.00	16,591,901.39	0.00	16,591,901.39
Value provided in the compensation plan, if the goals are achieved	0.00	9,448,699.75	0.00	9,448,699.75
Value effectively acknowledged in the fiscal year	0.00	12,094,548.47	0.00	12,094,548.47

Fiscal year ended on 12/31/2022
	Board of Directors	Board of Officers	Fiscal Council	Total
Total No. of members	9.33	7.00	3.00	19.33
No. of paid members	0.00	6.00	0.00	6.00
Clarification	-	-	-
REGARDING BONUS
Minimum value provided in the compensation plan	0.00	0.00	0.00	0.00
Maximum value provided in the compensation plan	0.00	0.00	0.00	0.00
Value provided in the compensation plan, if the goals are achieved	0.00	0.00	0.00	0.00
Value effectively acknowledged in the year	0.00	0.00	0.00	0.00
REGARDING PROFIT SHARING
Minimum value provided in the compensation plan	0.00	0.00	0.00	0.00
Maximum value provided in the compensation plan	0.00	15,179,929.00	0.00	15,179,929.00
Value provided in the compensation plan, if the goals are achieved	0.00	8,644,614.50	0.00	8,644,614.50
Value effectively acknowledged in the fiscal year	0.00	11,580,965.24	0.00	11,580,965.24

8.4. Share-based compensation plan
a)    General terms and conditions
Until the end of 2023, the Company had three Long-Term Incentive plans based on shares: (i) the Phantom Shares Grant Plan (Phantom Shares), (ii) the SAR Plan (Share Appreciation Rights), and (iii) the Performance Shares Grant Plan (Performance Shares). The purpose of these plans was to align the interests of managers and shareholders, furthering sustainable growth and appreciation of the Company’s shares.
In 2024, Management decided to discontinue the SAR Plan. To strengthen the alignment between management and shareholder interests and ensure the continuity of appropriate incentive practices, the management submitted for approval of the shareholders gathered at the Ordinary and Extraordinary General Meeting on April 24, 2024, the improvement of the Performance Shares Grant Plan (Performance Shares) and the Phantom Shares Grant Plan (Phantom Shares).
The purpose of the new plans is to:
•Strengthen the alignment between management and shareholders, ensuring that long-term interests are aligned;
•Attract, retain, and encourage managers to make strategic decisions and sustainably conduct the Company’s business with adequately controlled risk;
•Provide direct financial incentives, rewarding executives for creating lasting value for the Company.

As provided for in the Plans, the Board of Directors shall have broad powers, respecting the limits established by law, the applicable regulations, the Company’s Bylaws, as well as the guidelines established by the General Meeting and the Board of Directors itself, for the organization and administration of this Plan and the Programs approved by it and recommended by the Committee, including delegating the execution of the Plans to the Board of Officers or the Company’s human resources area.
SAR Program (Share Appreciation Rights) – Discontinued in 2024
For its main executives and key members among its employees, the Company had the SAR Program (Share Appreciation Rights, or Share Value Appreciation Program) (“SAR Plan”) that grants the beneficiary units representing the Company’s shares (phantom shares) that give the beneficiary the right to receive a financial amount, subject to (i) the beneficiary’s investment in the grant; (ii) the achievement of a performance indicator and (iii) satisfaction of the with the vesting period.
In 2024, management decided to discontinue the SAR Plan. As a result, the variable remuneration related to this Plan only includes the settlement of the grant plans from previous years.
The number of phantom shares granted to each beneficiary is calculated taking into account (i) the beneficiary’s salary; (ii) a salary multiple applied to the salary value; and (iii) the average of the last 90 quotations of the Company’s shares on B3 before the grant date.
At the granting, the beneficiary must invest 5% of the total value corresponding to the Phantom Shares. After 3 years, an additional investment of 20% is required in order for the beneficiary to receive financial amount provided under the SAR Plan.

The vesting period for SAR Plan is 3 years, starting on the date of granting, with a lock-up period of 6 months following the conclusion of the vesting period. During the lock-up, beneficiaries may not sell or trade the shares. After this period, they must have a window of up to two (2) years to exercise their right to receive the financial amount related to the units representing the Company’s shares (phantom shares) and granted to them under the SAR Plan.
At the redemption, the value of shares shall be determined based on the following criteria:
Shares granted to the beneficiary;

Average of the last 90 quotations of the Company’s shares on B3, before the first day of the redemption window;

The relative TSR (Total Shareholder Return), a performance indicator that assesses the total return generated for the shareholder, considering the variation in the share price and dividends paid, compared to the competitor’s shares.

The share value upon redemption shall be multiplied by the relative TSR observed in the period, depending on the performance of the Company’s share (B3: SUZB3) shares regarding its competitors. The adjustment for the TSR reflects the comparative performance of the Company in the market.
Phantom Shares Grant Plan (Phantom Shares)
The members of the Board of Officers, both statutory and non-statutory, as well as the Company’s key employees who perform strategic functions and have a direct impact on the Company’s results, are eligible to be beneficiaries of the Plan and, thus, upon meeting the conditions established therein, to receive a pecuniary amount result from the granting of Phantom Shares.
The Company’s Board of Directors has the authority to approve the grant of Phantom Shares to the beneficiaries, under the terms and conditions established in the Plan, in the respective programs, and in the related grant agreements.
As provided for above, each Phantom Share entitles its holder to receive a monetary value equivalent to the market price of one (1) share of the Company, determined by the market quotation on the determination date (such share, a “Reference Share” for purposes of the Phantom Shares Plan).
The number of Phantom Shares to be granted to each beneficiary is calculated based on two main criteria: (i) the financial value assigned based on the beneficiary’s reference salary and salary multiple or by financial references related to the position grouping; and (ii) the value in reais per share, determined by the average quotation of the Reference Shares in the last 90 trading days of the B3 market before the grant date established in said grant agreement.
The beneficiary may only exercise the rights related to Phantom Shares after fulfilling the vesting period and the other conditions established in the Plan, respective Programs, and grant agreements.
The grant of Phantom Shares does not guarantee the beneficiary the right to exercise or liquidate these shares before the conditions are met.

The vesting period shall be determined by the Board of Directors and may vary between three (3) and five (5) years from the grant date. During this period, the beneficiary may not exercise any rights regarding the Phantom Shares.
After the vesting period, the Board of Directors will define an “exercise period” which may not exceed two (2) years from the end of the vesting period. During the exercise period, the beneficiary may exercise the rights regarding the Phantom Shares under the conditions generally set forth below:
The settlement of Phantom Shares shall be made through the payment in cash to the beneficiary of the ”Redemption Amount”, which is defined an amount in cash calculated by multiplying the (i) number of Phantom Shares granted; by (ii) the quotation of the Reference Shares, determined by the average quotation of the last 90 trading days of the B3 market, based on the closing of the last trading day before the settlement, with the TSR (Total Shareholder Return) or another metric of strategic priority for the Company as a multiplying factor of the Redemption Amount calculation.
For the purposes of the Plan, TSR (Total Shareholder Return) means the performance indicator related to shareholder return, used to measure the performance of shares in competing companies over a given period of time, combining the share price of the Reference Group (relative TSR). The Company's performance is compared with the reference group and the Company's relative position in this ranking will determine the performance factor.
Below is the grant flow for the Performance Shares Grant Plan:
and under the Plan, the Programs defining: (i) the beneficiaries eligible for the grant of Phantom Shares; (ii) the number of Phantom Shares assigned to each beneficiary; (iii) the conditions for the exercise of the rights related to the Phantom Shares, with the possibility of modifying these conditions, as necessary or convenient, according to the Plan and the respective Agreements; (iv) the vesting period and the exercise period for each beneficiary; and (v) the other terms and conditions related to the grant and exercise of rights.
Beneficiaries, including those selected for Extraordinary Grants (as defined below), shall refrain from participating in any resolution or administrative acts related to the management of the Plan and Programs, from the moment of their selection by the Board of Directors among the persons eligible to participate in the Plan, and are also prevented from interfering and voting in the number of Phantom Shares granted to them, ensuring the decision-making process impartiality.
The Board of Directors, in exceptional situations, may establish conditions different from those provided in the Plan for Extraordinary Grants, such as in negotiations of entry bonuses for the hiring of members of the Board of Officers or key employees, or due to bonuses related to specific projects with a relevant impact on the Company (“Extraordinary Grants”).
Performance Share Grant Plan (Performance Shares)
The Company’s Board of Directors may approve the grant of shares issued by the Company representing its share capital, to be granted under the Performance Share Grant Plan (“Performance Shares”) to the beneficiaries of the Plan, under the terms and conditions of the Plan, as well as with the respective grant programs and agreements. Each Performance Share shall correspond to one (1) common, registered, book-entry share with no par value issued by the Company, to be delivered to the beneficiary once the conditions established in the Plan and the respective programs and agreement have been met.
The number of Performance Shares to be assigned to each beneficiary shall be defined by the Company’s Board of Directors, always respecting the Overall Limit (as defined in item 8.4(c) below) and, regarding the Extraordinary Grants of Performance Shares (defined below), the Extraordinary Limit (defined in item 8.4(c) below).
These limits represent the financial and quantitative caps established to ensure that the distribution of Performance Shares is carried out in a balanced manner and aligned with the Company’s strategic purposes. The final number of Performance Shares that shall be effectively delivered shall depend on the fulfillment of the goals established in the Plan and the respective programs and shall be assessed after the vesting period.
The amount of Performance Shares shall initially be stipulated in financial terms, and subsequently converted into several Performance Shares, based on the average price of the Company’s common shares in the last ninety (90) trading days on B3, before the grant date, as defined in each program.
The vesting period will be determined by the Board of Directors in each program and may vary between three (3) and five (5) years, counted from the grant date, encouraging retention and alignment of interests with the Company’s long-term performance.
The goals for granting Performance Shares to beneficiaries shall be defined and approved by the Board of Directors, based on performance indicators such as TSR (Total Shareholder Return) and/or priority strategic metrics for the Company during each program, which impact the number of Performance Shares effectively delivered to the beneficiary as a multiplying factor. These goals aim to align the beneficiary’s interests with the Company’s long-term objectives, encouraging strong and sustainable performance that generates returns for shareholders.
For the purposes of the Plan, TSR (Total Shareholder Return) means the performance indicator related to shareholder return, used to measure the performance of shares in competing companies over a given period of time, combining the share price of the Reference Group (relative TSR). The Company's performance is compared with the reference group and the Company's relative position in this ranking will determine the performance factor.
The Board of Directors, at its sole discretion, and based on the Compensation Committee’s recommendation, according to the provisions of the Plan and programs, shall approve: (i) the beneficiaries who shall be entitled to receive Performance Shares; (ii) the number of Performance Shares to be granted, which may be based on a reference value or a maximum amount, always respecting the Overall Limit; (iii) the goals and other conditions for acquiring the right to receive Performance Shares, including possible adjustments or modifications required over time, observing the specific terms and conditions in the grant programs and agreements, as applicable.
Members of the Board of Directors and other eligible persons who become beneficiaries of the Plan, including Extraordinary Grants of Performance Shares (as defined below), shall refrain from participating in any resolution or administration, or execution of the Plan and its programs, from the moment of their selection by the Board of Directors among the persons eligible to become beneficiaries, and are also prevented from interfering and voting in the number of Performance Shares granted, ensuring the decision-making process impartiality.
The Board of Directors, in exceptional situations and in the best interest of the Company, may establish differentiated conditions for Extraordinary Grants of Performance Shares, such as in the case of negotiation of entry bonus for the hiring of managers or key employees, or due to bonuses for activities or projects that bring significant returns to the Company (“Extraordinary Grants of Performance Shares”).
b)    Date of approval and department responsible
The Company’s Long-Term Incentive plans were approved by the corporate governance departments of Suzano S.A., and the new versions of the Performance Shares Grant Plan (Performance Shares) and the Phantom Shares Grant Plan (Phantom Shares) were approved at the Ordinary and Extraordinary General Meeting held on April 25, 2024.

c)    Maximum number of shares covered
SAR Plan (Share Appreciation Rights) – Discontinued in 2024
Not applicable considering it is a Plan with exclusive financial settlement.
Phantom Shares Grant Plan (Phantom Shares)
Not applicable considering it is a Plan with exclusive financial settlement.
Each Phantom Share grants its beneficiary an economic right, which considers one (1) share issued by the Company, representing its share capital, as a reference unit for calculating the value to be allocated to it due to the settlement of the respective Phantom Share (i.e., redemption amount) during the exercise period. The annual limit of Phantom Shares to be granted shall be defined by the Board of Directors, in compliance with the overall compensation limit annually approved at the Ordinary General Meeting of the respective year.
Performance Shares Grant Plan (Performance Shares)
Under the Performance Shares Grant Plan (Performance Shares), beneficiaries shall be granted several shares that, cumulatively, may not exceed 2% (two percent) of the total shares issued by the Company on the date of approval of the Plan (“Overall Limit”). This Overall Limit may be adjusted due to changes in the number, type, or class of the Company’s shares, including events such as bonuses, splits, groupings, or conversions of shares from one type or class to another. The adjustment may also occur in the event of conversions to other securities issued by the Company or due to declarations of proceeds during the vesting period.

The Extraordinary Grants of Performance Shares may not exceed the limit of zero point three percent (0.3%) of the total shares issued by the Company on the date of the Plan, always respecting the Overall Limit (“Extraordinary Limit”).
Each Performance Share corresponds to one (1) common, registered, book-entry share with no par value issued by the Company, to be delivered to the Beneficiary, once the conditions established in the Plan and the respective Program and Grant Agreement have been met.

d)    Maximum number of options to be granted
SAR Plan (Share Appreciation Rights) – Discontinued in 2024
The maximum number of shares to be granted to each beneficiary is defined taking as a reference the beneficiary’s salary, a salary multiple according to the position, and the average of the last 90 quotations of the Company’s share on B3.
Phantom Shares Grant Plan (Phantom Shares)
Not applicable, as the Plan does not include the granting of options.
Performance Shares Grant Plan (Performance Shares)
Not applicable, as the Plan does not include the granting of options.

e)    Share purchase conditions
SAR Plan (Share Appreciation Rights) – Discontinued in 2024
The beneficiary shall be entitled to exercise the plan if he/she maintains the employment relationship on the date of payment, has fulfilled the grace period of the program, and has made the due investments stipulated in the agreement.
At the grant, the beneficiary shall invest 5% of the total value corresponding to the phantom shares. After 3 years, an additional investment of 20% shall be required to effectively acquire the option.
The vesting period is three (3) years, starting on the date of granting, with a lock-up period of 6 months. During the lock-up, beneficiaries may not sell or trade the shares. After this period, they shall have a period of up to two (2) years to exercise the phantom shares.
Phantom Shares Grant Plan (Phantom Shares)
This is a Plan with exclusive financial settlement. The beneficiary shall only be able to exercise the rights regarding the Phantom Shares granted to him/her, and the Company shall only have the obligation to settle the Phantom Shares granted to the beneficiaries, during the exercise period, upon verification of compliance with all requirements, and conditions and procedures established in the Plan, and in the respective programs and grant agreements, including but not limited to the grace period, so that the granting of the revocable right to receive the Redemption Amount of Phantom Shares in itself does not guarantee the beneficiary any rights over such Phantom Shares, including but not limited to their exercise and Liquidation. The grace period shall be determined by the Board of Directors in each program or grant agreement and may vary between three (3) and five (5) years from the grant date of the Phantom Shares.
The programs under the Phantom Shares Grant Plan currently in force have a vesting of three (3) years to five (5) years, and are subject to relative TSR as the Company’s performance indicator, the satisfaction of which impacts the calculation of the Redemption Amount.

Performance Shares Grant Plan (Performance Shares)
The transfer of Performance Shares to the beneficiary shall only occur with the implementation of the conditions and deadlines set out in the Plan, programs, and grant agreements, and, also, in compliance with the prohibition periods and other conditions established in the Company’s Securities Policy, including compliance with the grace period and the achievement of the goals assigned under the terms of the respective programs and grant agreements, so that the granting of the right to receive Performance Shares in itself does not guarantee the beneficiary any rights over such Performance Shares, or even represent the guarantee of their receipt.
The vesting period shall be determined by the Board of Directors in each program or grant agreement and may vary between three (3) and five (5) years from the grant date of the Performance Shares.
The goals are established based on TSR performance indicators and/or strategic priority metrics for the Company during each program.
The programs under the Performance Shares Grant Plan currently in force have a vesting period of three (3) to five (5) years, and are subject to relative TSR as the Company’s performance indicator, the satisfaction of which impacts the calculation of the number of Performance Shares effectively delivered to beneficiaries.

f)    Criteria for setting the purchase price or exercise
SAR Plan (Share Appreciation Rights) – Discontinued in 2024
The exercise price corresponds to each SAR (phantom option), at which the beneficiaries may exercise his/her option, is calculated based on the following formula:
VR = [VMA – Pe] x TSR x Number of phantom shares
Being:
VR = Redeemed Value = Value to be redeemed by the beneficiary
VMA = price of the Company’s shares calculated by the average of the last 90 trading days, from the closing of the last business day of trading preceding the settlement date.
Pe = twenty (20%) of the total amount corresponding to the number of phantom share options at the time of grant
TSR = percentage linked to the Company’s performance concerning its competitors (relative TSR), as defined in item 8.4(a).
Phantom Shares Grant Plan (Phantom Shares)
Not applicable, since the Plan does not provide for an acquisition or exercise price, with the granting and Settlement of Phantom Shares being carried out without consideration.
The Redemption Amount is calculated under the formula described in item “h” below.
Performance Shares Grant Plan (Performance Shares)
Not applicable, since the Plan does not provide for an acquisition or exercise price, with the granting and delivery of Performance Shares being carried out without consideration.

g)    Criteria for setting the acquisition or exercise period
SAR Plan (Share Appreciation Rights) – Discontinued in 2024
The exercise period shall be determined by the Board of Directors in each program or grant agreement and may not exceed two (2) years as of the end of the grace period.
Phantom Shares Grant Plan (Phantom Shares)
The exercise period shall be determined by the Board of Directors in each program or grant agreement and may not exceed two (2) years as of the end of the grace period.
Performance Shares Grant Plan (Performance Shares)
Not applicable.
h)    Settlement method
SAR Plan (Share Appreciation Rights) – Discontinued in 2024
Settlement is made in cash and is on the payroll in favor of the beneficiary when all conditions are met.
Phantom Shares Grant Plan (Phantom Shares)
The Settlement of Phantom Shares shall be made through the payment in cash to the beneficiary in an amount equal to the Redemption Amount, calculated by multiplying the (i) number of Phantom Shares granted; by (ii) the quotation of the Reference Shares, determined by the average quotation of the last 90 trading days of the B3 market, as defined in each program, based on the closing of the last trading day before the settlement, with the TSR or another metric of strategic priority for the Company as a multiplying factor of the Redemption Amount calculation.
The programs under the Phantom Share Grant Plan currently in force have the relative TSR, as defined in item 8.4(a), as a performance indicator
Performance Shares Grant Plan (Performance Shares)
To settle the delivery of Performance Shares under the terms of the Plan, the Company, subject to applicable law and regulation, will transfer the shares issued by the Company held in treasury, through a private transaction, at no cost to the beneficiaries, once the conditions established in the Plan for its delivery have been met. The Quantity of Performance Shares to be effectively delivered shall depend on the achievement of the respective Goals determined after the vesting period.
The Goals for granting Performance Shares to beneficiaries shall be defined and approved by the Board of Directors, based on performance indicators such as TSR (Total Shareholder Return) and/or priority strategic metrics for the Company during each Program, which impact the number of Performance Shares effectively delivered to the beneficiary as a multiplying factor.
The programs under the Performance Shares Grant Plan have the relative TSR as a performance indicator, as defined in item 8.4(a).
Furthermore, the transfer of Performance Shares shall be carried out according to the prohibition periods and other conditions established in the Company’s Securities Policy.

i)    Restrictions on the transfer of shares
SAR Program (Share Appreciation Rights) – Discontinued in 2024
Not applicable.
Phantom Shares Grant Plan (Phantom Shares)
Not applicable.
Performance Shares Grant Plan (Performance Shares)
The Board of Directors may establish, in each program, additional negotiation conditions in the grant agreements for Performance Shares, including the establishment of a lock-up period for beneficiaries who are executives of the Company, during which they may not be assigned, disposed of, pledged, loaned, or transferred in any other way to any third parties, except with prior approval by the Board of Directors.
Furthermore, the transfer of Performance Shares shall be carried out according to the prohibition periods and other conditions established in the Company’s Securities Policy.
j)    Criteria and events that, when verified, shall result in the suspension, change, or termination of the plan
SAR Program (Share Appreciation Rights) – Discontinued in 2024
Terminated in 2024, by the decision of the Company’s management. The expiration of the Program shall not affect the effectiveness of the options still in force that have been granted using the current regulation.
Phantom Shares Grant Plan (Phantom Shares)
The Program may be terminated and/or canceled at any time by decision of the General Meeting, however, all rights already acquired by the beneficiaries under the Plan, and any Programs and Agreements shall be maintained, including the right to exercise Phantom Shares, if the Exercise Period is reached, subject to the applicable deadlines and procedures.
The grant of Phantom Shares and the right to its effective settlement, as established in the Plan, shall not prevent the Company from participating in corporate reorganization. In such situations, the terms and conditions of the Plan shall be complied with, and the Board of Directors or Committee shall be liable, as applicable, to assess the need to adapt the Programs to reflect the reorganization or, when necessary, propose adjustments to the Plan to the General Meeting.
Performance Shares Grant Plan (Performance Shares)
The Program may be terminated and/or canceled at any time by decision of the General Meeting, all rights already acquired by the Beneficiaries under the Plan and any Programs and Agreements being maintained, including the right to receive the Performance Shares in respect of which the Transfer Conditions have been met, subject to the applicable deadlines and procedures.
The grant of Performance Shares and the right to their effective transfer of Shares, as established in the Plan, shall not prevent the Company from participating in corporate reorganization. In such situations, the terms and conditions of the Plan shall be complied with, and the Board of Directors or Committee shall assess (on a case-by-case basis) the need to adapt the Programs to reflect the reorganization or, when necessary, propose adjustments to the Plan to the General Meeting.

k)    Effects of the manager’s exit from the issuer’s departments on his rights provided in the share-based compensation plan
SAR program (Share Appreciation Rights) – Discontinued in 2024
Termination by Suzano: the beneficiary loses the right to redeem the shares but shall be entitled to receive the 5% invested at the grant, adjusted by the IPCA.
Termination by the employee: The employee loses the right to the shares and the amount corresponding to the 5% paid at the grant.
Retirement: The expiration for exercising Phantom Shares shall be advanced, granting the beneficiary the right to immediately exercise the total amount provided in the plan.
Phantom Shares Grant Plan (Phantom Shares)
•Termination during the grace period. In case of any dismissal events, except for the death and retirement events, the Phantom Shares concerning which the vesting period has not been complied with shall expire, without producing any effects.
•Termination after the grace period. In case of any dismissal events, except for the death and retirement events, the right resulting from the Phantom Shares concerning which the vesting period has already been complied with may be exercised by the beneficiary who is dismissed without cause (voluntarily or involuntarily). In situations where there is no exercise period after the vesting period has elapsed, the Redemption Amount shall be immediately transferred to the beneficiary within the period stipulated in the agreement, counted from the date of dismissal.
•Death. In case of the death of the beneficiary, the beneficiary’s heirs and successors shall be entitled to exercise the rights related to the Phantom Shares anticipated, and the Redemption Amount regarding the Phantom Shares attributed to the beneficiary, up to a certain number of days counted as of the dismissal, as stipulated in said agreement.
•Retirement: In the event of the beneficiary’s retirement, according to the conditions established in the respective program, the rights regarding the Phantom Shares shall be advanced and may be exercised up to the determined term, counted from the retirement confirmation. After such term, the respective Phantom Shares shall be automatically extinguished, by operation of law, regardless of prior notice or notification, and shall not generate any right to compensation.
Notwithstanding the provisions of the above items, the Board of Directors may, at its sole discretion, whenever it deems that the corporate interests shall be better served by such a measure, establish rules other than those provided for, conferring different treatment to a given beneficiary, provided that it does not cause prejudice to the beneficiary in question.
Performance Shares Grant Plan (Performance Shares)
Termination before compliance with the transfer conditions. In the event of any of the events of dismissal, except for the death and retirement events, the Performance Shares in respect of which the respective transfer conditions have not been complied with shall be automatically terminated, by operation of law, regardless of prior notice, and without any right to compensation. The beneficiaries elected to participate in the programs that establish a grace period of five (5) years and who are involuntarily terminated by the Company without cause as of the 3rd anniversary of the grace period, may be entitled to a pro-rata amount of the Performance Shares granted, taking into account for said calculation the number of complete days that such participant has remained with the Company since the grant date concerning the number of total days of the respective grace period.
Termination after compliance with the Transfer Conditions: before any of the events of Dismissal, the Performance Shares for which the respective transfer conditions have already been met and which have not yet been effectively transferred to the respective beneficiary shall be transferred to the beneficiary, within a certain number of days from the dismissal, as stipulated in the respective grant agreement.
Death. In the event of the beneficiary’s death, the end of the grace period shall be advanced, so that, if the respective goals have been achieved, all Performance Shares assigned to the beneficiary shall be the right of the beneficiary’s heirs and successors, under the respective lock-pp periods, when applicable, within a certain number of days from the termination, as provided in the respective grant agreement.
Retirement. In the event of retirement, under the conditions determined in the respective program, the end of the grace period shall be anticipated, so that, if the respective goals have been achieved, all Performance Shares assigned to the beneficiary shall be immediately transferred to the beneficiary, under the respective lock-up periods, when applicable, within a certain number of days from the termination, as provided in the respective grant agreement.
Notwithstanding the provisions of the above items, the Board of Directors may, at its sole discretion, whenever it deems that the corporate interests shall be better served by such a measure, establish rules other than those provided for in the items above, conferring different treatment on a given beneficiary, provided that it does not cause prejudice to the beneficiary in question.

8.5.     Share-based compensation (Share-options)

For the Fiscal Year of 12/31/2025
	Board of Directors	Executive Board of Officers	Fiscal Council	Total
Total No. of members	0.00	6.58	0.00	6.58
No. of paid members	0.00	3.67	0.00	3.67
Potential dilution in case of exercise of all outstanding options	N/A	0.00	N/A	0.00
Clarification	N/A	N/A	N/A	N/A
WEIGHTED AVERAGE EXERCISE PRICE OF EACH OF THE FOLLOWING GROUPS OF OPTIONS
Outstanding at the beginning of the fiscal year	N/A	12.03	N/A	12.03
Lost and expired during the fiscal year	N/A	0.00	N/A	0.00
Exercised during the fiscal year	N/A	0.00	N/A	0.00

Fiscal Year: 12/31/2024
	Board of Directors	Executive Board of Officers	Fiscal Council	Total
Total No. of members	0.00	7.17	0.00	7.17
No. of paid members	0.00	5.83	0.00	5.83
Potential dilution in case of exercise of all outstanding options	N/A	0.00	N/A	0.00
Clarification	N/A	N/A	N/A	N/A
WEIGHTED AVERAGE EXERCISE PRICE OF EACH OF THE FOLLOWING GROUPS OF OPTIONS
Outstanding at the beginning of the fiscal year	N/A	11.82	N/A	11.82
Lost and expired during the fiscal year	N/A	11.72	N/A	11.72
Exercised during the fiscal year	N/A	11.39	N/A	11.39

Fiscal Year: 12/31/2023
	Board of Directors	Executive Board of Officers	Fiscal Council	Total
Total No. of members	0.00	7.00	0.00	7.00
No. of paid members	0.00	6.00	0.00	6.00
Potential dilution in case of exercise of all outstanding options	N/A	0.00	N/A	0.00
Clarification	N/A	N/A	N/A	N/A
WEIGHTED AVERAGE EXERCISE PRICE OF EACH OF THE FOLLOWING GROUPS OF OPTIONS
Outstanding at the beginning of the fiscal year	N/A	10.47	N/A	10.47
Lost and expired during the fiscal year	N/A	0.00	N/A	0.00
Exercised during the fiscal year	N/A	7.84	N/A	7.84

Fiscal Year: 12/31/2022
	Board of Directors	Executive Board of Officers	Fiscal Council	Total
Total No. of members	0.00	7.00	0.00	7.00
No. of paid members	0.00	6.00	0.00	6.00
Potential dilution in case of exercise of all outstanding options	N/A	0.00	N/A	0.00
Clarification	N/A	N/A	N/A	N/A
WEIGHTED AVERAGE EXERCISE PRICE OF EACH OF THE FOLLOWING GROUPS OF OPTIONS
Outstanding at the beginning of the fiscal year	N/A	10.12	N/A	10.12
Lost and expired during the fiscal year	N/A	0.00	N/A	0.00
Exercised during the fiscal year	N/A	8.56	N/A	8.56

8.6.     Granting of Share options
The information from SAR Plan (Share Appreciation Rights) is presented in the following tables.
There are no Share option grant plans available to the Board of Directors or Fiscal Council. Only the Statutory Board of Officers is covered by this plan.
The Company did not make any grants under the SAR Plan in the fiscal years ending in 2023 and 2024. Therefore, the Company's variable remuneration in relation to the SAR Plan (Share Appreciation Rights) in these years only includes the settlement of the Program.
There may be variation in the number of phantom shares/options granted when comparing tables of consecutive years due to the change in the number of Statutory Officers from one year to the other.

SAR PLAN	Fiscal year ended on 12/31/2024
a) Department	Statutory Board of Officers
b) Total number of members	7.17
c) Number of paid members	4.00
In relation to each granting of Share options:
d) Grant Date	4/1/2021	4/1/2022
e) Number of options granted	35,552	93,255
f) Deadline for the options to become exercisable	4/1/2024	4/1/2025
g) Maximum period for exercising the options	4/1/2026	4/1/2027
h) Restriction period for the transfer of shares received as a result of the exercise of options	N/A	N/A
i) Fair value of the options on the grant date	62.85	58.62
j) Multiplication of the number of shares granted by the fair value of the options on the grant date	2,234,443.20	5,466,608.10

SAR PLAN	Fiscal year ended on 12/31/2023
a) Department	Statutory Board of Officers
b) Total number of members	7.00
c) Number of paid members	6.00
In relation to each granting of Share options:
d) Grant Date	4/1/2022	4/1/2021	4/1/2020
e) Number of options granted	145,568	71,999	14,130
f) Deadline for the options to become exercisable	4/1/2025	4/1/2024	4/1/2023
g) Maximum period for exercising the options	4/1/2027	4/1/2026	4/1/2025
h) Restriction period for the transfer of shares received as a result of the exercise of options	N/A	N/A	N/A
i) Fair value of the options on the grant date	BRL 58.62	BRL 62.85	BRL 33.68
j) Multiplication of the number of shares granted by the fair value of the options on the grant date	BRL 8,533,196.16	BRL 4,525,137.15	BRL 475,898.40

SAR PLAN	Fiscal year ended on 12/31/2022
a) Department	Statutory Board of Officers
b) Total number of members	7.00
c) Number of paid members	6.00
In relation to each granting of Share options:
d) Grant Date	4/1/2019	4/1/2020	4/1/2021	4/1/2022
e) Number of options granted	19,622	113,349	71,999	145,568
f) Deadline for the options to become exercisable	4/1/2022	4/1/2023	4/1/2024	4/1/2025
g) Maximum period for exercising the options	4/1/2024	4/1/2025	4/1/2026	4/1/2027
h) Restriction period for the transfer of shares received as a result of the exercise of options	N/A	N/A	N/A	N/A
i) Fair value of the options on the grant date	BRL 34.17	BRL 33.68	BRL 62.85	BRL 58.62
j) Multiplication of the number of shares granted by the fair value of the options on the grant date	BRL 670,483.74	BRL 3,817,594.32	BRL 4,525,137.15	BRL 8,533,196.16

8.7.     Outstanding options
The information from SAR Plan (Share Appreciation Rights) is presented in the following tables.
There are no Share option grant plans available to the Board of Directors or Fiscal Council. Only the Statutory Board of Officers is covered by this plan.
The Company’s variable compensation with respect to the SAR Plan (Share Appreciation Rights) covers only settlement of the Programs still outstanding on the base date December 31, 2024, considering that the Company’s management has discontinued the use of this Plan.
Outstanding options in the fiscal year ending on 2/31/2024 related to the grant as of 04/01/2021 and 04/01/2022

SAR PLAN
a) Department	Statutory Board of Officers
b) Total number of members	7.17
c) Number of paid members	5.83
In relation to options not yet exercisable
i. The amount	99.938
ii. Date on which they will become exercisable	04/01/2025
iii. Maximum period for exercising the options	04/01/2027
iv. Restriction period for the transfer of shares	Not applicable for SAR
v. Weighted average exercise price	11.72
vi. Fair value of options on the last day of the fiscal year	52.37
e) In relation to exercisable options
i. The amount	38,097
ii. Maximum period for exercising the options	4/1/2026
iii. Restriction period for the transfer of shares	N/A
iv. Weighted average exercise price	12.82
v. Fair value of options on the last day of the fiscal year	48.00
f) Fair value of total options on the last day of the fiscal year	7,062,930.93

8.8. Exercised options and delivered shares
The information from SAR Plan (Share Appreciation Rights) is presented in the following tables.
The Company’s variable compensation with respect to the SAR Plan (Share Appreciation Rights) covers only settlement of the Programs still outstanding on December 31, 2024, considering that the Company’s management has discontinued the use of this Plan.
There are no Share option grant plans available to the Board of Directors or Fiscal Council. Only the Statutory Board of Officers is covered by this plan.

SAR PLAN	Fiscal year ending on 12/31/2024
a) Department	Statutory Board of Officers
b) Total number of members	7.17
c) Number of paid members	5.83
d) Number of shares	54,197
e) Weighted average exercise price	10.66
f) Weighted average market price of the shares related to the exercised options	47.65
g) Multiplication of the total exercised options by the difference between the weighted average exercise price and the weighted average market price of the shares related to the exercised options	2,004,837.91

SAR PLAN	Fiscal year ended on 12/31/2023
a) Department	Statutory Board of Officers
b) Total number of members	7.00
c) Number of paid members	5.00
d) Number of shares	118,841
e) Weighted average exercise price	BRL 7.84
f) Weighted average market price of the shares related to the exercised options	BRL 45.39
g) Multiplication of the total exercised options by the difference between the weighted average exercise price and the weighted average market price of the shares related to the exercised options	BRL 4,462,479.55

SAR PLAN	Fiscal year ended on 12/31/2022
a) Department	Statutory Board of Officers
b) Total number of members	7.00
c) Number of paid members	5.00
d) Number of shares	78,460
e) Weighted average exercise price	BRL 8.56
f) Weighted average market price of the shares related to the exercised options	BRL 47.71
g) Multiplication of the total exercised options by the difference between the weighted average exercise price and the weighted average market price of the shares related to the exercised options	BRL 3,071,709.00

8.9.     Potential dilution by granting of shares
The information about the Phantom Share Plans (Phantom Shares) and the Performance Share Plan (Performance Shares) is presented in the tables below.
There are no share plans available to the Fiscal Council. Only the Board of Directors and the Statutory Board of Officers are covered by the Performance Share Plan (Performance Shares), and the Board of Officers is covered by the Phantom Share Plan (Phantom Shares).
There may be variation in the number of Phantom Shares or Performance Shares granted when comparing tables of consecutive years due to the change in the number of Statutory Officers from one year to the other.
Phantom Share Plan (Phantom Shares)

PHANTOM SHARE PLAN	Fiscal year ending on 12/31/2025 (forecast)
a) Department	Statutory Board of Officers
b) Total number of members	6.58
c) Number of paid members	6.58
d) Potential dilution in case of grant of all shares to the beneficiaries	Not applicable for Phantom Shares

PHANTOM SHARE PLAN	Fiscal year ended on 12/31/2024
a) Department	Statutory Board of Officers
b) Total number of members	7.17
c) Number of paid members	5.92
d) Potential dilution in case of grant of all shares to the beneficiaries	Not applicable to Phantom Shares

PHANTOM SHARE PLAN	Fiscal year ended on 12/31/2023
a) Department	Statutory Board of Officers
b) Total number of members	7.00
c) Number of paid members	6.00
d) Potential dilution in case of grant of all shares to the beneficiaries	Does not apply for Phantom Shares

PHANTOM SHARE PLAN	Fiscal year ended on 12/31/2022
a) Department	Statutory Board of Officers
b) Total number of members	7.00
c) Number of paid members	6.00
d) Potential dilution in case of grant of all shares to the beneficiaries	Not applicable for Phantom Shares

Performance Share Plan (Performance Shares)

PERFORMANCE SHARE PLAN	Fiscal year ending on 12/31/2025 (forecast)
a) Department	Board of Directors
b) Total Number of Members	9.00
c) Number of Paid Members	2.00
d) Potential dilution in case of grant of all shares to the beneficiaries	0.06%

PERFORMANCE SHARE PLAN	Fiscal year ended on 12/31/2024
a) Department	Board of Directors
b) Total Number of Members	8.83
c) Number of Paid Members	1.50
d) Potential dilution in case of grant of all shares to the beneficiaries	0.05%

PERFORMANCE SHARE PLAN	Fiscal year ended on 12/31/2023
a) Department	Board of Directors
b) Total Number of Members	9.00
c) Number of Paid Members	Not applicable.
d) Potential dilution in case of grant of all shares to the beneficiaries	There was no delivery of shares for the year.

PERFORMANCE SHARE PLAN	Fiscal year ended on 12/31/2022
a) Department	Board of Directors
b) Total Number of Members	9.33
c) Number of Paid Members	Not applicable.
d) Potential dilution in case of grant of all shares to the beneficiaries	Not applicable, given that in the fiscal year the Board of Directors was not eligible for the Plan.

PERFORMANCE SHARE PLAN	Fiscal year ending on 12/31/2025 (forecast)
a) Department	Statutory Board of Officers
b) Total Number of Members	6.58
c) Number of Paid Members	6.33
d) Potential dilution in case of grant of all shares to the beneficiaries	0.19%

PERFORMANCE SHARE PLAN	Fiscal year ended on 12/31/2024
a) Department	Statutory Board of Officers
b) Total Number of Members	7.17
c) Number of Paid Members	5.25
d) Potential dilution in case of grant of all shares to the beneficiaries	0.11%

PERFORMANCE SHARE PLAN	Fiscal year ended on 12/31/2023
a) Department	Statutory Board of Officers
b) Total Number of Members	7.00
c) Number of Paid Members	Not applicable.
d) Potential dilution in case of grant of all shares to the beneficiaries	There was no delivery of shares for the year.

PERFORMANCE SHARE PLAN	Fiscal year ended on 12/31/2022
a) Department	Statutory Board of Officers
b) Total Number of Members	7.00
c) Number of Paid Members	1.00
d) Potential dilution in case of grant of all shares to the beneficiaries	0.00%

8.10.     Granting of shares
The information about the Phantom Share Plans (Phantom Shares) and the Performance Share Plan (Performance Shares) is presented in the tables below.
There are no share plans available to the Fiscal Council. Only the Board of Directors and the Statutory Board of Officers are covered by the Performance Share Plan (Performance Shares), and the Board of Officers is covered by the Phantom Share Plan (Phantom Shares).
There may be variation in the number of Phantom Shares or Performance Shares granted when comparing tables of consecutive years due to the change in the number of Statutory Officers from one year to the other.
Phantom Share Plan (Phantom Shares)

PHANTOM SHARE PLAN		Fiscal year ending on 12/31/2025 (forecast)
a) Department	Statutory Board of Officers
b) Total number of members	6.58
c) Number of paid members	5.58
d) Grant date	03/01/2025	04/01/2025
e) Number of shares granted	196,000	193,846
f) Maximum period for delivering the shares	03/01/2028	04/01/2028
g) Restriction period for the transfer of shares	N/A	N/A
h) Fair value of the shares on the grant date	65.00	65.00
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	12,740,000.00	12,599,990.00

PHANTOM SHARE PLAN		Fiscal year ended on 12/31/2024
a) Department	Statutory Board of Officers
b) Total number of members	7.17
c) Number of paid members	6.42
d) Grant date	3/1/2024	3/1/2024	4/1/2024
e) Number of shares granted	36,001	36,001	36,001
f) Maximum period for delivering the shares	3/1/2027	3/1/2027	4/1/2027
g) Restriction period for the transfer of shares	N/A	N/A	N/A
h) Fair value of the shares on the grant date	53.24	53.24	53.24
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	1,916,693.24	1,916,693.24	1,916,693.24

PHANTOM SHARE PLAN		Fiscal year ended on 12/31/2023
a) Department	Statutory Board of Officers
b) Total number of members	7.00
c) Number of paid members	6.00
d) Grant date	3/1/2023	3/1/2023	4/1/2023
e) Number of shares granted	101,534	48,374	333,245
f) Maximum period for delivering the shares	3/1/2026	3/1/2027	4/1/2026
g) Restriction period for the transfer of shares	N/A	N/A	N/A
h) Fair value of the shares on the grant date	BRL 50.59	BRL 50.59	BRL 48.06
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	BRL 5,136,605.06	BRL 2,447,240.66	BRL 16,015,754.70

PHANTOM SHARE PLAN		Fiscal year ended on 12/31/2022
a) Department	Statutory Board of Officers
b) Total number of members	7.00
c) Number of paid members	6.00
d) Grant date	3/1/2022	3/1/2022	4/1/2022
e) Number of shares granted	90,956	30,319	580,000
f) Maximum period for delivering the shares	3/1/2025	3/1/2026	4/1/2025
g) Restriction period for the transfer of shares	Not applicable for Phantom Shares
h) Fair value of the shares on the grant date	BRL 56.52	BRL 56.52	BRL 58.62
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	BRL 5,140,833.12	BRL 1,713,629.88	BRL 33,999,600.00

Performance Share Plan (Performance Shares)

PERFORMANCE SHARE PLAN	Fiscal year ending on 12/31/2025 (forecast)
a) Department	Board of Directors
b) Total Number of Members	9.00
c) Number of Paid Members	1.00
d) Grant date	01/02/2025
e) Number of shares granted	150,604
f) Maximum period for delivering the shares	01/02/2028
g) Restriction period for the transfer of shares	N/A
h) Fair value of the shares on the grant date¹	57.90
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	8,719,972.00

PERFORMANCE SHARE PLAN	Fiscal year ending on 12/31/2025 (forecast)
a) Department	Statutory Board of Officers
b) Total Number of Members	6.58	6.58
c) Number of Paid Members	5.58	1.00
d) Grant date	04/01/2025	04/01/2025
e) Number of shares granted	742,539	74,151
f) Maximum period for delivering the shares	04/01/2030	04/01/2028
g) Restriction period for the transfer of shares	N/A	N/A
h) Fair value of the shares on the grant date¹	65.00	65.00
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	48,265,035.00	4,819,815.00

PERFORMANCE SHARE PLAN	Fiscal year ended on 12/31/2024
a) Department	Board of Directors
b) Total Number of Members	8.83
c) Number of Paid Members	1.00
d) Grant date	1/2/2024
e) Number of shares granted	164,808
f) Maximum period for delivering the shares	1/2/2027
g) Restriction period for the transfer of shares	N/A
h) Fair value of the shares on the grant date¹	60.15
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	9,913,140.31

PERFORMANCE SHARE PLAN	Fiscal year ended on 12/31/2024
a) Department	Statutory Board of Officers
b) Total Number of Members	7.17	7.17	7.17	7.17	7.17	7.17
c) Number of Paid Members	5.00	1.00	1.00	1.00	1.00	1.00
d) Grant date	05/13/2024	04/25/2024	04/25/2024	04/25/2024	07/01/2024	01/02/2024
e) Number of shares granted	960,000	337,465	220,540	56,535	81,395	115,034
f) Maximum period for delivering the shares	04/01/2029	04/01/2025	04/01/2026	04/01/2027	04/01/2027	01/02/2024
g) Restriction period for the transfer of shares	N/A	N/A	N/A	N/A	N/A	N/A
h) Fair value of the shares on the grant date¹	57.15	63.15	62.58	63.21	62.82	53.63
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	54,864,000.00	21,310,374.08	13,801,803.68	3,573,327.10	5,113,468.36	6,169,273.42

¹    As it is a plan settled by equity instruments, the fair value is calculated upon granting and is not recalculated afterwards

PERFORMANCE SHARE PLAN	Fiscal year ended on 12/31/2023
a) Department	Board of Directors
b) Total Number of Members	9.00
c) Number of Paid Members	1.00
d) Grant date	1/2/2023
e) Number of shares granted	161,355
f) Maximum period for delivering the shares	1/2/2026
g) Restriction period for the transfer of shares	N/A
h) Fair value of the shares on the grant date¹	BRL 49.58
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	BRL 7,999,980.90
¹    As it is a plan settled by equity instruments, the fair value is calculated upon granting and is not recalculated afterwards

PERFORMANCE SHARE PLAN	Fiscal year ending on 12/31/2023
a) Department	Statutory Board of Officers
b) Total Number of Members	7.00
c) Number of Paid Members	1.00
d) Grant date	1/2/2023
e) Number of shares granted	101,164
f) Maximum period for delivering the shares	1/2/2026
g) Restriction period for the transfer of shares	N/A
h) Fair value of the shares on the grant date¹	BRL 52.00
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	BRL 5,260,528.00
¹    As it is a plan settled by equity instruments, the fair value is calculated upon granting and is not recalculated afterwards

PERFORMANCE SHARE PLAN	Fiscal year ending on 12/31/2022
a) Department	Statutory Board of Officers
b) Total Number of Members	7.00
c) Number of Paid Members	1.00
d) Grant date	1/2/2022
e) Number of shares granted	108,010
f) Maximum period for delivering the shares	1/2/2025
g) Restriction period for the transfer of shares	N/A
h) Fair value of the shares on the grant date¹	BRL 53.81
i) Multiplication of the number of shares granted by the fair value of the shares on the grant date	5,811,773.00
¹    As it is a plan settled by equity instruments, the fair value is calculated upon granting and is not recalculated afterwards

8.11.     Delivered shares

Fiscal Year: 12/31/2024
PERFORMANCE SHARE PLAN	Board of Directors	Statutory Board of Officers
Total No. of members	8.83	7.17
No. of paid members	0.00	1.00
No. of shares	0.00	1,005,113
Weighted average price of acquisition	0.00	0.00
Weighted average market price of the acquired shares	0.00	53.63
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	0.00	53.906.437
Clarification

Fiscal Year: 12/31/2023
PERFORMANCE SHARE PLAN	Board of Directors	Statutory Board of Officers
Total No. of members	9.0	7.00
No. of paid members	0.00	0.00
No. of shares	0.00	0.00
Weighted average price of acquisition	0.00	0.00
Weighted average market price of the acquired shares	0.00	0.00
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	0.00	0.00
Clarification

Fiscal Year: 12/31/2022
PERFORMANCE SAHRE PLAN	Board of Directors	Statutory Board of Officers
Total No. of members	N/A	7.00
No. of paid members	N/A	1.00
No. of shares	N/A	130,435
Weighted average price of acquisition	N/A	BRL 0.00
Weighted average market price of the acquired shares	N/A	BRL 39.10
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	N/A	5,100,008.50
Clarification	N/A

Phantom Share Plan:

PHANTOM SHARE PLAN	Fiscal year ended on 12/31/2024
a) Department	Statutory Board of Officers
b) Total Number of Members	7.17
c) Number of Paid Members	6.00
d) Number of shares	159,020
e) Weighted average acquisition price	N/A
f) Weighted average market price of the acquired shares	54.30
g) Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	8,634,206.35

PHANTOM SHARE PLAN	Fiscal year ended on 12/31/2023
a) Department	Statutory Board of Officers
b) Total Number of Members	7.00
c) Number of Paid Members	3.00
d) Number of shares	42,659
e) Weighted average acquisition price	BRL 0.00
f) Weighted average market price of the acquired shares	BRL 49.05
g) Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	BRL 2,092,423.95

PHANTOM SHARE PLAN	Fiscal year ended on 12/31/2022
a) Department	Statutory Board of Officers
b) Total Number of Members	7.00
c) Number of Paid Members	6.00
d) Number of shares	512,455
e) Weighted average acquisition price	BRL 0.00
f) Weighted average market price of the acquired shares	BRL 28.74
g) Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares	BRL 14,727,406.84

8.12.     Pricing of shares/options
The information disclosed in items 8.5 to 8.11 refers to the share-based compensation of the Company’s management departments (Board of Directors and Statutory Board of Officers).
The explanatory notes to the Company’s quarterly results and annual results present information regarding all employees covered by the share-based compensation plans.
Phantom Share Plan (Phantom Shares)
The value of the Phantom Shares is given by the average of the last 90 trading sessions, weighted by volume, of the Company's share prices prior to the grant date. At the close of 2024, the fair value of the Phantom Share was BRL 57.90 (fifty-seven reais and ninety cents) for the plans in force
SAR Plan (Share Appreciation Rights) – Discontinued in 2024
To measure the fair value of the assets granted in the SAR Plan, the Company used the mathematical model of approximation for options following the Monte Carlo Simulation method. This was done due to the nature of the SAR, which is similar to an option, but with cash settlement. The choice of this specific method was due to the need to simulate not only the dynamics of the value of the Company’s shares in the future, but also of its competitors, since both impact the beneficiary’s gain through the TSR comparison.
Other assumptions considered (base date of 12/31/2024 – date of recalculation of the SAR value for closing purposes):

Assumption	Considered Amount
Base asset price (1)	57.9
Expected Volatility (2)	28.74% p.a.
Expected average life of options (3)	Same as the contract life
Expected dividend distribution (4)	3.33% p.a.
Risk-free weighted average interest rate (5)	15.36% p.a.
(1)    The base asset price was defined considering the arithmetic average of the closing price of the last 90 trading days of the Company’s shares on the SAR calculation date.
(2)    Expected volatility was calculated for each exercise date, taking into account the time remaining to complete the vesting period, as well as the historical volatility of returns, using the GARCH volatility calculation model. Here we present the average of these volatilities.
(3)    The expected average life of the Share options was defined by the remaining period until the exercise deadline.
(4)    The expected dividends were defined based on the Company’s historical earnings per share. Here we present the average expected dividend used in the calculation.
(5)    The risk-free weighted average interest rate used was the pre-interest rate curve in reais (expected DI) observed in the open market, which is the best basis for comparison with the risk-free interest rate in the Brazilian market. The rate used for each exercise date changes according to the vesting period. The value presented represents the average between each one of the grants.
•Performance Share Plan (Performance Shares)
The value of the Performance Shares is given by the average of the last 90 trading sessions, weighted by volume, of the Company's share prices prior to the grant date. At the close of 2024, the fair value of the Performance Shares was R$57.90 (fifty-seven reais and ninety cents) for the plans in force.

8.13.     Participations held per body

	Board of Directors	Board of Directors	Board of Directors	Statutory Board of Officers	Fiscal Council
	ON	PNA	PNB	ON	ON
Number of shares directly held by Company[1]	106,726,391	-	-	8,590	955
Number of shares directly held by Company’s direct or indirect controllers[1]	108,799,512	97,722,032	45,501,310	-	-
Number of other securities convertible into shares issued by the Company	-	-	-	-	-
1    Shareholding position as of 31 December, 2024, according to Form CVM 44, considering only publicly-held holding companies, as provided for in the aforementioned CVM Resolution 44/21.
Clarification Note: None of the Company’s managers directly hold shares or quotas in subsidiaries or companies under common control with the Company. Their participation in these companies takes place only indirectly, through the shares held by them in the Company, which, in turn, holds an interest in these companies.

8.14.     Pension Plans

Department	Board of Directors	Board of Officers	Fiscal Council	Total
Number of members	8.83	7.17	3.00	19.00
Number of paid members	0.00	7.17	0.00	7.17
Plan name	N/A	Suzano Prev	N/A
Number of managers who meet the conditions to retire	N/A	2.00	N/A	2.00
Conditions for early retirement	N/A	Be at least 55 years old, at least 3 years at Suzano Prev and terminate the employment contract with the Company.	N/A	N/A
Accrued updated value of contributions accumulated in the pension plan until the end of the last fiscal year, discounting the portion related to contributions made directly by the managers	N/A	4,210,018.25	N/A	4,210,018.25
Total accumulated value of contributions made during the last fiscal year, discounting the portion related to contributions made directly by the managers	N/A	560,876.55	N/A	560,876.55
Whether there is a possibility of early redemption and what are the conditions	N/A	Suzano Prev: Redemption may occur in whole or in part at any time, respecting the minimum grace period between redemptions of 60 days, as provided for in current legislation.	N/A	N/A

8.15.     Maximum, minimum and average compensation

	Statutory Board of Officers			Board of Directors			Fiscal Council
	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022
Number of members	7.17	7.00	7.00	8.83	9.00	9.33	3.00	3.00	3.00
No. of paid members	7.17	7.00	7.00	8.83	9.00	9.33	3.00	3.00	3.00
Amount of the highest compensation in Real	56,465,893.14	34,348,092.09	20,776,521.61	10,523,805.75	6,682,882.95	6,875,307.36	363,600.00	355,600.00	329,200.00
Amount of the lowest compensation in Real	9,717,538.64	7,537,854.31	6,938,084.36	888,000.00	840,000.00	770,000.00	363,600.00	355,600.00	329,200.00
Average amount of compensation in Real	19,221,313.31	13,160,877.25	10,496,288.95	2,270,896.51	1,742,984.95	1,705,403.12	363,600.00	355,600.00	329,200.00

Remarks and clarifications

Statutory Board of Officers
	Note	Clarification
12/31/2024
The average amount of the annual compensation of the members of the Statutory Board of Officers corresponds to the division of the total amount of the annual compensation (fixed, variable and indirect benefits and charges) of the Statutory Board (as indicated in item 8.2) by the number of paid members (as indicated in item 8.2).

[The amount of the lowest individual annual compensation (fixed, variable and direct and indirect benefits) was calculated excluding all members of the Statutory Board who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable and direct and indirect benefits) was calculated without any exclusion, considering all compensation and members.

The indicated amounts disregard the charges applied on the compensation, consistent with the guidance of the Annual Official Letter CVM/SEP 2025.

12/31/2023
The average amount of the annual compensation of the members of the Statutory Board of Officers corresponds to the division of the total amount of the annual compensation (fixed, variable and direct and indirect benefits) of the Statutory Board (as indicated in item 8.2) by the number of paid members (as indicated in item 8.2).

[The amount of the lowest individual annual compensation (fixed, variable and direct and indirect benefits) was calculated excluding all members of the Statutory Board who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable and direct and indirect benefits) was calculated without any exclusion, considering all compensation and members.

12/31/2022
The average amount of the annual compensation of the members of the Statutory Board of Officers corresponds to the division of the total amount of the annual compensation (fixed, variable and direct and indirect benefits) of each body (as indicated in item 8.2) by the number of paid members (as indicated in item 8.2).

[The amount of the lowest individual annual compensation (fixed, variable and direct and indirect benefits) was calculated excluding all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable and direct and indirect benefits) was calculated without any exclusion, considering all compensation and members.

The indicated amounts disregard the charges applied on the compensation, consistent with the guidance of the Annual Official Letter CVM/SEP 2025.

Board of Directors
	Note	Clarification

12/31/2024
 The average amount of the annual compensation of the Board of Directors’ members corresponds to the division of the total amount of the annual compensation (fixed, variable and direct and indirect benefits) of the Board of Directors (as indicated in item 8.2) by the number of paid members (as indicated in item 8.2).

[The amount of the lowest individual annual compensation (fixed, variable and direct and indirect benefits) was calculated excluding all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable and direct and indirect benefits) was calculated without any exclusion, considering all compensation and members.

The indicated amounts disregard the charges applied on the compensation, consistent with the guidance of the Annual Official Letter CVM/SEP 2025.

12/31/2023
 The average amount of the annual compensation of the Board of Directors’ members corresponds to the division of the total amount of the annual compensation (fixed, variable and direct and indirect benefits) of the Board of Directors (as indicated in item 8.2) by the number of paid members (as indicated in item 8.2).

[The amount of the lowest individual annual compensation (fixed, variable and direct and indirect benefits) was calculated excluding all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed, variable and direct and indirect benefits) was calculated without any exclusion, considering all compensation and members.

The indicated amounts disregard the charges applied on the compensation, in line with the guidance of the Annual Official Letter CVM/SEP 2025.

12/31/2022
The average amount of the annual compensation of the Board of Directors’ members corresponds to the division of the total amount of the annual compensation (fixed and direct and indirect benefits) of the Board of Directors (as indicated in item 8.2) by the number of paid members (as indicated in item 8.2).

The amount of the lowest individual annual compensation (fixed and direct and indirect benefits) was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed and direct and indirect benefits) was calculated without any exclusion, considering all compensation and members.

The indicated amounts disregard the charges applied on the compensation, consistent with the guidance of the Annual Official Letter CVM/SEP 2025.

Fiscal Council
	Note	Clarification
12/31/2024
The average amount of the annual compensation of the Fiscal Council’s members corresponds to the division of the total amount of the annual compensation (fixed and direct and indirect benefits) of the Fiscal Council (as indicated in item 8.2) by the number of paid members (as indicated in item 8.2).

The amount of the lowest individual annual compensation (fixed and direct and indirect benefits) was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed and direct and indirect benefits) was calculated without any exclusion, considering all compensation and members.

The indicated amounts disregard the charges applied on the compensation, consistent with the guidance of the Annual Official Letter CVM/SEP 2025.

12/31/2023
The average amount of the annual compensation of the Fiscal Council’s members corresponds to the division of the total amount of the annual compensation (fixed and direct and indirect benefits) of the Fiscal Council (as indicated in item 8.2) by the number of paid members (as indicated in item 8.2).

The amount of the lowest individual annual compensation (fixed and direct and indirect benefits) was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed and direct and indirect benefits) was calculated without any exclusion, considering all compensation and members.

The indicated amounts disregard the charges applied on the compensation, in line with the guidance of the Annual Official Letter CVM/SEP 2025.

12/31/2022
The average amount of the annual compensation of the Fiscal Council’s members corresponds to the division of the total amount of the annual compensation (fixed and direct and indirect benefits) of the Fiscal Council (as indicated in item 8.2) by the number of paid members (as indicated in item 8.2).

The amount of the lowest individual annual compensation (fixed and direct and indirect benefits) was calculated with the exclusion of all members of the respective body who have held the position for less than 12 months.

The amount of the highest individual annual compensation (fixed and direct and indirect benefits) was calculated without any exclusion, considering all compensation and members.

The indicated amounts disregard the charges applied on the compensation, consistent with the guidance of the Annual Official Letter CVM/SEP 2025.

8.16.     Compensation/Indemnity mechanisms
There are no contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms for managers in the event of dismissal from office or retirement.

8.17.     Percentage of related parties in the compensation

Department	Forecast for the Fiscal Year ending on 12/31/2025	Fiscal Year ended on 12/31/2024	Fiscal Year ended on 12/31/2023	Fiscal Year ended on 12/31/2022
Statutory Board of Officers	N/A	N/A	N/A	N/A
Board of Directors	62.45%	60.51%	50.88%	52.71%
Fiscal Council	N/A	N/A	N/A	N/A

8.18.     Compensation – Other Functions
In the last three (3) fiscal years, the members of the Board of Directors, Advisory Committees, Statutory Board of Officers and Fiscal Council of the Company did not receive compensation in addition to that one related to the functions they occupy in the Company, and there are no forecasts for the receipt of compensation beyond the that one related to the functions they hold in the Company for the current fiscal year.

8.19.     Recognized compensation of controlling shareholder/subsidiary
Forecast for the fiscal year ending on 12/31/2025
•Compensation received based on the office hold at the issuer:
There is no portion of the remuneration received by members of the Board of Directors, Executive Board, Fiscal Council and/or members of the Advisory Committees as a result of holding office at the issuer that is borne by subsidiaries, controlled companies or direct or indirect controllers.
•Compensation received as a result of participation in Boards of Directors/Statutory Board of Officers of the respective companies:

	Board of Directors (1)	Statutory Board of Officers	Fiscal Council	Total
Direct and Indirect Controlling Shareholders	2,442,893.00	0.00	0.00	2,442,893.00
Issuer’s subsidiaries	0.00	0.00	0.00	0.00
Companies under common control	0.00	132,000.00	0.00	132,000.00
(¹)    Compensation expected in fixed and variable forms for participation in Boards of Directors and for being member of the Board of Officers of controllers of the issuer. The company will bear the demonstrated compensation is Suzano Holding S.A.
Fiscal year ended on 12/31/2024
•Compensation received based on the office hold at the issuer:
There was no compensation received by the Company’s Management from companies under common control with the issuer and from the issuer’s subsidiaries.
•Compensation received as a result of participation in Boards of Directors/Statutory Board of Officers of the respective companies:

	Board of Directors (1)	Statutory Board of Officers	Fiscal Council	Total
Direct and Indirect Controlling Shareholders	1,438,133.00	0.00	0.00	1,438,133.00
Issuer’s subsidiaries	0.00	0.00	0.00	0.00
Companies under common control	0.00	132,000.00	0.00	132,000.00
(¹)    Compensation expected in fixed and variable forms for participation in Boards of Directors and for being member of the Board of Officers of controllers of the issuer. The company that borne the demonstrated compensation was Suzano Holding S.A.
Fiscal year ended on 12/31/2023
•Compensation received based on the office hold at the issuer:
There was no compensation received by the Company’s Management from companies under common control with the issuer and from the issuer’s subsidiaries.

•Compensation received as a result of participation in Boards of Directors/Statutory Board of Officers of the respective companies:

	Board of Directors (1)	Statutory Board of Officers	Fiscal Council	Total
Direct and Indirect Controlling Shareholders	1,328,281.00	-	-	1,328,281.00
Issuer’s subsidiaries	-	-	-	-
Companies under common control	-	132,000.00	-	132,000.00
(¹) Compensation received in fixed and variable forms for participation in Boards of Directors and for being member of the Board of Officers of controllers of the issuer. The company that borne the demonstrated compensation was Suzano Holding S.A.
Fiscal year ended on 12/31/2022
•Compensation received based on the office hold at the issuer:
There was no compensation received by the Company’s Management from companies under common control with the issuer and from the issuer’s subsidiaries.
•Compensation received as a result of participation in Boards of Directors/Statutory Board of Officers of the respective companies:

	Board of Directors (1)	Statutory Board of Officers	Fiscal Council	Total
Direct and Indirect Controlling Shareholders	2,448,869.53	-	-	2,448,869.53
Issuer’s subsidiaries	-	-	-	-
Companies under common control	716,666.66	132,000.00	-	848,666.66
(¹) Compensation received in fixed and variable forms for participation in Boards of Directors and for being member of the Board of Officers of subsidiaries of the issuer. The companies that borne the demonstrated compensation were Suzano Holding S.A. and IPLF Holding S.A.

8.20.    Other relevant information
Item 8.2 – Information regarding Social Charges
In addition to item 8.2, which presents information regarding the total compensation of the Board of Directors, Statutory Board of Officers, and Fiscal Council, the information is presented considering the amounts of social charges borne by the Company, in line with the guidance provided in the Annual Official Letter CVM/SEP 2025:

Total expected compensation for the current Fiscal Year 12/31/2025 - Annual Values
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Total compensation without charges	29,222.784.79	146,158,519.92	1,261,729.70	176,643,034.42
Social Charges[1]	3,886,694.21	4,217,925.43	252,345.94	8,356,965.58
Total compensation with charges	33,109,479.00	150,376,445.36	1,514,075.65	185,000,000.00
¹    Mandatory social charges are considered, amounts highlighted according to Annual Official Letter CVM/SEP 2024, including INSS levied on the annual fixed and variable compensations.

Total expected compensation for the Fiscal Year ended on 12/31/2024 - Annual Values
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Total compensation without charges	20,052,016.16	137,816,816.43	1,090,800.00	158,959,632.59
Social Charges[1]	2,750.015.24	5,169,816.68	218,160.00	8,137,991.92
Total compensation with charges	22,802,031.40	142,986,633.11	1,308,960.00	167,097,624.51
¹    Mandatory social charges are considered, amounts highlighted according to Annual Official Letter CVM/SEP 2024, including INSS levied on the annual fixed and variable compensations.

Total compensation for the Fiscal Year ended on 12/31/2023 - Annual Amounts
	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Total compensation without charges	15,686,864.57	92,126,140.78	1,066,800.00	108,879,805.35
Social Charges[1]	2,598,854.24	5,983,852.99	213,360.00	8,796,067.23
Total compensation with charges	18,285,718.81	98,109,993.77	1,280,160.00	117,675,872.58
¹    Mandatory social charges are considered, amounts highlighted according to Annual Official Letter CVM/SEP 2024, including INSS levied on the annual fixed and variable compensations.